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DATE : 7/16/02

Centrica plc
Annual report and accounts 2001


WHO DO
YOU TRUST?

centrica

taking care of the essentials

Every day we touch the lives of millions of people.

Through our leading brands, Centrica provides warmth, comfort and peace of mind.

People know us through our brands but behind those brands lie the skill, knowledge and expertise of thousands of employees.

Centrica has unrivalled experience in providing essential services to people in their homes and on the road. We aim to enhance the service we provide to our customers and the value we give to our shareholders by continually deepening our understanding of what our customers want.

We do this by training our people, enhancing our systems and developing our brands. Centrica strives to ensure that all our experience and knowledge is shared across our businesses for the benefit of customers and shareholders alike.





One.Tel



For simplicity we have used the term British Gas throughout this document. References to British Gas include Scottish Gas.

Centrica's vision is to be a leading supplier of essential services in our chosen markets.

Our strategy is to retain and attract customers in our core businesses with continual improvements in service and alue, while at the same time developing ew opportunities in the UK and nternationally.

ntents

Visit our websites

You can find out more about Centrica and the businesses in our Group by visiting our websites.

www.centrica.com provides information about the Group, including our environmental and social responsibility, and shareholder services.

You can find out more about the products and services we offer by visiting our customer sites:

www.theAA.com
www.house.co.uk
www.britishgasbusiness.co.uk
www.goldfish.com
www.onetel.co.uk
www.directenergy.com
www.energyamerica.com

2001 at a glance


Earnings per share* PENCE
01
12.1
00
10.2
99
7.9
98
4.0
97
1.0

Earnings per share* increased by 19%



Closing share price PENCE
01
222
00
259.25
99
175.5
98
121
97
90.25

Centrica continued to outperform the FTSE 100



Group operating profit* £m
01
679
00
526
99
424
98
213
97
179

Operating profit* up by 29%

*Before exceptional charges and goodwill amortisation, including joint ventures and associates

Chairman's statement

Our performance, combined with the steps we have taken, positions Centrica well for the way ahead.

I am delighted to report that we have continued to make excellent progress towards realising our vision of becoming a leading supplier of essential services in our chosen markets. We have further strengthened our position in the United Kingdom, and we have taken important initiatives in North America and continental Europe. This solid performance has been achieved against a background of tough competition and growing economic uncertainty.

Performance

Turnover was £12.6 billion, up 27% over last year, and growth excluding energy trading activities was 19%. Before exceptional charges and goodwill amortisation, operating profit (including joint ventures and associates) was £679 million, up 29%, and on the same basis earnings were £482 million, 19% ahead of 2000, reflecting our encouraging business performance. Earnings after exceptional charges and goodwill amortisation were slightly down by 4% over 2000 due to higher exceptional charges, goodwill amortisation and taxation.

Supplying what our customers demand enables us to deliver superior returns for our shareholders.

There were some significant highlights in 2001. We remain the premier supplier of energy to British homes, with 13.4 million residential gas accounts now augmented by more than 5.4 million electricity accounts, and it is pleasing to note that our electricity business moved into profit last year. The home services business also performed well, and by the year end over 3.3 million homes relied on British Gas for home heating cover.

Our Morecambe Bay gas fields produced good results, and during the course of the year we acquired interests in three electricity power stations in line with our strategy to supply around 20% of our customers' energy requirements from our own resources.

The AA continues to prosper, with membership reaching a record of over 12 million by the year end. We have extended the range of services we offer to the motorist, and the AA personal finance business has also continued growing. The AA remains the UK's largest independent insurance intermediary.

In financial services, preparations continued for the launch of Goldfish Bank, and as part of these we obtained our banking licence. Our telecommunications business has also made good progress. With the acquisition of One.Tel in the UK, we have comfortably achieved our 2001 year-end target of 1 million telephone customers.

In North America we are steadily developing our customer base in both Canada and the United States, and our preparations are well advanced for the opening of the Ontario power market in 2002. We are already the leading unregulated supplier of energy in North America.

In September we established a presence in the gas and electricity markets of continental Europe by acquiring a 50% interest in the Belgian company Luminus NV.

Shareholder returns

We paid an interim dividend of 1.2 pence and are proposing a final dividend of 1.9 pence per share to be paid in June 2002. This gives a total of 3.1 pence for the year, an increase of 10.7% over 2000.

While our share price has not maintained last year's peak, it has nevertheless continued to outperform the FTSE 100 index. I am pleased to record that since the formation of Centrica, taking together dividends and the increase in share price, the total return to shareholders has been in the top quarter of the FTSE 100. Since the year end we have raised £426 million of new equity by way of a placing of 200,676,690 new ordinary shares. This will fund recently announced acquisitions and will provide Centrica with the financial flexibility to take advantage of further acquisition and investment opportunities.



The board

We announced changes to the responsibilities of a number of executive directors during the year, as part of a major reorganisation designed first and foremost to ensure that our focus remains firmly on delivering customer value and service through leveraging our leading brands. Mark Clare remains deputy chief executive and has assumed responsibility for British Gas. Mike Alexander has become Centrica's chief operating officer and Roger Wood managing director of the AA. All these changes took effect on 1 January 2002.

Francis Mackay left the board on 31 December 2001, having played an important role as the lead non-executive during the formative stage of Centrica's development. We are most grateful for the major contribution he has made.

Social responsibility

We take our duties to the communities within which we work most seriously and believe that clear policies help us to manage our business in a sustainable way for the benefit of all our stakeholders.

We have reviewed our health and safety policy and have taken action to reinforce our management arrangements and secure long-term performance improvements.

We are taking steps to help us better understand the impact we have on the environment, how well

We have taken steps towards managing our business in a sustainable way for the benefit of all our stakeholders.

we manage our people and how effectively we support the communities in which we operate.

This will enable us to deliver sustainable value to shareholders, customers and employees alike.

In 2001 we recorded improvements in many of these areas, including customer and employee satisfaction.

The future

The global outlook seems less certain and more challenging than a year ago, but there is no doubt that Centrica is well placed to compete effectively for further growth. As the energy markets in North America and Europe are opened up to competition, the potential for our business is considerable, and we shall seek to deliver the same benefits for customers, shareholders and the economy that the liberalised energy market has already delivered in Britain. In telecommunications there are still some major barriers to overcome here at home before we see a fully competitive market. It is important now to sustain the momentum towards removing these barriers.

Supplying what our customers demand enables us to deliver superior returns for our shareholders. I take this opportunity to thank all our employees for the important contribution they have made to maintaining and enriching customer satisfaction during the year. We have an outstanding team of people, and I have every confidence that our positive business and financial performance, combined with the steps we have taken to lay the foundations for strategic growth, position Centrica well for the way ahead.

Sir Michael Perry GBE Chairman

Chief executive's statement
Our progress confirms we have the strategy that will enable us to achieve our vision.

In 2001, we passed some significant milestones in our strategy. We continued to grow our business in North America and established a presence in Europe, while our core businesses recorded good performances. Our operating profit* reached £679 million in 2001. Such progress, in a challenging economic climate, confirms we have the strategy that will enable us to achieve our vision.

We are increasing customer value by broadening the range of products and services that we offer through our leading consumer brands. The core capabilities that underpin our approach are: developing brands that last, managing the various customer communication channels efficiently, and improving our understanding of customers so that we can better meet their needs.

UK energy supply

Operating profit*: £652 million

By the end of 2001, we had a 67% share of the residential gas market in Britain. This highly competitive market has consolidated to a smaller number of larger players. We saw the impact of high gas input costs on our residential gas business in 2001 and we increased prices to customers in April. The price increase implemented in January 2002 will provide some restoration of profitability. We have continued building our electricity supply business and we are the largest supplier to the residential market with over 5.4 million electricity customers at the year end.

We continue to look at ways to enhance the organisational capability to deliver our strategy.

In December, Centrica acquired the energy supply business of Enron Direct, which almost doubled our base of commercial electricity customers and provided us with an ideal platform for advancing our plans for the small and medium enterprise market for gas and electricity.

Our Morecambe fields and other equity interests produced 26% of the gas we supplied during the year. Through further investment we improved the rate of gas delivery and increased our reserves at Morecambe. We also invested in the acquisition of additional gas assets.

In line with our strategy we acquired electricity power generation capacity to meet around 20% of our requirement from our own resources.

We welcomed the government's implementation during the year of the New Electricity Trading Arrangements (NETA), which have helped to reduce our procurement costs and provide value to customers. The fall in wholesale prices, together with our electricity sourcing strategy, has reduced our weighted average cost of electricity by 19% compared with 2000.

British Gas home services

Operating profit*: £36 million

Home electrical cover was a popular addition to our services, attracting 143,000 customers by the year end. We installed a record number of central heating systems. Our team of engineers has expanded, through recruitment and acquisitions made during the year.

Telecommunications

Operating loss*: £97 million

Since it launched in September 2000, British Gas Communications has established itself as an indirect access competitor to BT with 412,000 customers. In July we acquired the UK business of One.Tel, giving us over 650,000 customers. One.Tel gives us a popular brand, and industry-leading systems and technology. We look forward to the development of a more open competitive environment in telecommunications in 2002.



Road services

Operating profit*: £37 million

Membership of the AA has reached a new record, with over 12 million members at the year end compared with 10.9 million a year earlier. Profitability has been further improved and the range of services increased – most significantly through the acquisition of Halfords Garages, which provides us with the basis for developing a flexible and value-for-money service through a planned national network of AA Service Centres. Agreement was reached with Inchcape plc to develop an AA-branded service supplying new and used cars.

AA personal finance

Operating profit*: £37 million

We redeveloped the AA website and in 2001, 45% of car and 16% of home insurance quotes were obtained online. This has also become an important channel for obtaining car and personal loans. The loan book reached a record level at the year end. The AA launched Golf England Limited, a three-way venture which will offer a range of benefits and services, including smart cards, to golfers and golf clubs in England.

*Before exceptional charges and goodwill amortisation, including joint ventures and associates

Goldfish

Operating loss*: £32 million

During 2001 we reached agreement to transfer Goldfish cardholders from our former partner to Goldfish Bank Limited. We invested in developing our new venture with Lloyds TSB Bank plc. Having obtained our banking licence, we will build on the strong brand franchise of the credit card and introduce new services for Goldfish customers in 2002.

Our core capabilities are developing brands that last, managing customer communications efficiently and improving our understanding of customers' needs.

North America

Operating profit*: £68 million

In North America we developed our customer base in both gas and electricity. In preparation for the opening of Ontario's power market in May 2002, we have now signed up around 600,000 customers. We also obtained a licence to sell electricity to residential customers in Texas from January 2002. At the beginning of 2002 we made further progress by reaching agreement to acquire the home and business services operation of Enbridge Inc in Canada. We also reached agreement to acquire NewPower Holdings Inc in the United States.

Continental Europe

We purchased a 50% interest in the Belgian energy supply company Luminus NV, which allows us to be involved in the formative stages of market development during the process of liberalisation.

Social responsibility

We have community programmes and partnerships designed to help older and vulnerable people, including those who experience fuel poverty. We strive to develop equal employment opportunities for disabled people, carers and the long-term unemployed. We have an established environmental management programme, with information and progress reports on our website.

Delivering our strategy

We have achieved a great deal in the five years since Centrica was formed, but we continue to look at ways to enhance the organisational capability to deliver our strategy. Our approach builds on our considerable experience in developing brands, managing customer relationships and competing in fast-changing markets. Our investment in developing advanced systems for coordinating our customer relationships will provide a considerable further enhancement of our ability to benefit from our skills and experience in this area. We intend to apply that experience wherever we operate.

I look forward to further progress in 2002.



Roy Gardner Chief executive

Operating review
Improvements in customer service remain at the heart of our strategy.

United Kingdom
British Gas

The number of residential energy accounts being supplied by British Gas in Britain, including both gas and electricity, rose by 5% to 18.8 million in 2001. In total more than 2.5 million gas customers have returned to British Gas and we have retained a 67% share of the residential gas market. However our margins were under pressure with the weighted average cost of gas increasing by 25% from 2000 to 2001. Our electricity supply business moved into profit. With more than 5.4 million customers, British Gas has become the largest supplier of electricity to homes in Britain. Home services had over 3.3 million home heating cover contracts by the year end.


Total residential gas and electricity accounts on supply MILLIONS
19
18
17
16
JAN 2000
DEC 2001

Energy supply

The large number of customers returning to British Gas during 2001, and the growth in gas customers now also choosing us for electricity, testify to our customer service and to the continuing popularity of our dual-fuel offer.

We have made it easier for customers to telephone us by launching a single number for those who take gas, electricity and phone services from us. We now read meters quarterly and we offer a range of payment options to suit customers' differing needs. British Gas helps people save money with energy efficiency advice, including online audits and a telephone advice line. We offer attractive, tailored discounts, including savings for dual-fuel customers and for those who also use our phone services.


'I just feel safe with British Gas, you can trust them to be reliable and efficient.'

British Gas was ranked highest in the J.D. Power and Associates 2001 customer satisfaction study of domestic electricity suppliers. Similarly, customer complaints with regard to gas supply as measured by energywatch fell for the second year in succession. Further improvements in customer service remain at the heart of our strategy.

British Gas has developed some imaginative packages to help our business customers minimise the impact of volatile wholesale gas prices.

In December we acquired the energy supply business of Enron Direct and nearly 160,000 customers. This acquisition almost doubled our base of commercial electricity customers. We are now the largest supplier of gas to business customers and also a leading supplier in the business electricity market.

In October we launched house.co.uk – an easy-to-use website that allows customers to manage their bills, protect their homes, obtain advice on home improvements and even helps them when moving house. Another site, britishgasbusiness.co.uk, has been launched to support our growing number of business customers.

For customers whose homes and premises are beyond the reach of mains gas we supply liquefied petroleum gas (LPG) to tanks or in cylinders. With an overall market share of 13%, British Gas LP Gas is the second largest supplier of LPG in the UK. We are also a leading supplier of LP AutoGas vehicle fuel.


Our interests in three power stations help serve the needs of our growing electricity customer base.

Energy sourcing

By producing our own energy as well as sourcing through the wholesale market, we are able to manage the risk of volatile price movements.

Our Morecambe fields and other equity interests produced 26% of the gas we supplied during the year. We invested £60 million in our South Morecambe Onshore Compression facility enhancing our gas delivery by 14%, and drilled a new well, adding 70 billion cubic feet of gas – enough to supply 1 million homes for a year – to our reserves. Morecambe's proven and probable gas reserves were 2,383 billion cubic feet at the year end.

We committed £55 million to acquiring new gas assets, adding a further 110 billion cubic feet to our reserves. We secured agreement with Burlington Resources (Irish Sea) Ltd to process gas from the Rivers fields in the East Irish Sea, and to operate their new offshore and onshore facilities. Centrica owns interests in a further 14 gas assets in the Irish Sea and North Sea. A summary of the Group's proven and probable reserves of gas and liquids is set out on page 56.

We acquired the entire economic interests in power stations in Peterborough and King's Lynn through long-term lease arrangements. We also acquired a 60% stake in Humber Power in Lincolnshire. The combined output of these facilities, at 1,455MW, was acquired at £331 per kilowatt and is enough to supply electricity to 2.5 million homes. As a result, we can now supply around 20% of our customers' peak electricity needs from our own resources.

Centrica is one of the UK's largest energy traders and a leading player in the emerging European wholesale market, where we trade gas and electricity through Accord Energy. During the year, Accord traded at record volumes and achieved an underlying profit of £16 million. A loss associated with the insolvency of Enron Corporation has been treated as an exceptional cost. We operate on a daily mark-to-market basis with strict value at risk limits.

We played a key role in supporting the government's implementation in March of the New Electricity Trading Arrangements (NETA) which helped to reduce wholesale electricity costs. We introduced new systems to meet NETA requirements and our electricity procurement costs fell from 3.1 pence per KwH to 2.6 pence per KwH helping us provide value-for-money deals for our customers. The fall in wholesale prices, together with our electricity sourcing strategy, has reduced our weighted average cost of electricity by 19% compared with 2000. Our experience in the gas market has helped us to produce reliable forecasts of the demand for electricity – an important factor in cost-effective sourcing.

Home services

In five years, we have extended our home services business from the installation and maintenance of central heating systems to include a much wider range of products and services, including monitored home security systems, kitchen appliance servicing and plumbing and drains cover. Home electrical cover was introduced in 2001, with 143,000 customers taking the service by the end of the year. The number of customers receiving cover for their plumbing was 743,000, with over 3.3 million relying on us for home heating cover and we cover 562,000 kitchen appliances. All together we delivered more than 5 million of these home services and products to customers during 2001.

welcome

Our new website house.co.uk opened its doors in October providing online access to a range of essential home services.

To help us deliver these services we recruited over 400 field staff comprising gas and electrical engineers, plumbers, servicing fitters, service engineers and apprentices. The home services business was further strengthened by the acquisitions of National Homecare in June and Trolhurst in November, adding 450 to our engineer workforce.

We continue to play an active part in the Gas and Water Industry National Training Organisation. The innovative projects run by this organisation have led to young people and single parents joining us on the government's New Deal programme.

We installed a record number of 111,000 central heating systems, up from 98,000 the previous year.

13.4 million
gas accounts

Dual-fuel discounts and no standing charge are just some of the ways we keep in touch with customers' needs – reasons why millions stay with British Gas and over 2.5 million have returned.

5.4 million
electricity accounts

In less than three years, British Gas has become the country's leading residential electricity supplier. And for just £3 per week, customers can get cover for electrical breakdowns and repairs.

3.3 million
home heating cover contracts

The yearly inspection that comes with British Gas home heating cover gives comfort about performance and safety. And if anything does go wrong a qualified engineer normally visits within 24 hours.

743,000
plumbing cover contracts

British Gas plumbing cover provides a breakdown repair service 24 hours a day. Proof once more that the essentials are covered by British Gas.

562,000
appliances covered

We depend on so many gadgets these days: cookers, microwaves, dishwashers and more. British Gas cover offers customers a 24-hour helpline and unlimited call-outs.

British Gas

A British Gas boiler won the energy efficiency category in the 2001 National Gas Industry Awards. Featuring the UK's first intelligent control system, this high-efficiency condensing boiler is also recommended by the Energy Savings Trust. Our aim for 2002 is that 40% of new boilers installed by British Gas will be of this type.

Our range of radiators, showers and gas fires has been expanded to provide the biggest choice ever. Customers can see what a new fire and surround will look like on our consultants' laptop computers, which were introduced during the year, or they can see British Gas fires on show in a trial scheme at 12 Laura Ashley high street outlets.

British Gas home security is the UK's largest provider of monitored home security systems, with 28,000 installations since the business began in 1998. Apart from protecting homes from break-ins, our system provides a range of other safeguards including fire, smoke and carbon monoxide alarms. The quality of our systems and installations is recognised by continued accreditation from the National Approved Council for Security Systems (NACOSS) and an award during 2001 from the Metropolitan Police.



J.D. Power ranked British Gas highest in their customer satisfaction survey of electricity suppliers.

Responsible energy

We spent £11.4 million during the year on a wide-ranging energy efficiency programme as part of the government's Energy Efficiency Standards of Performance (EESoP) scheme, a programme that not only benefits the environment by reducing energy use and harmful emissions, but also cuts fuel bills for many of our customers, with particular focus on those who have difficulty paying their bills.

One major scheme enabled us to lower the price of condensing boilers to match that of conventional ones. As a result, 20,000 of the new central heating installations used the fuel-efficient condensing boilers, cutting gas bills by up to 37%.

Kettles, insulation and energy-efficient lightbulbs have been distributed free of charge through schemes targeted at over-60s and disadvantaged households. Other customers were given the opportunity to buy energy-efficient lightbulbs at about a third of the normal shop price and to have insulation installed at half price. We have also introduced a do-it-yourself loft insulation pack, delivered direct to the customer. In partnership with Comet we have subsidised the cost of energy efficient fridges and fridge/freezers bought to replace old appliances.

Over 35,000 people experiencing fuel poverty have responded to our Warm-a-Life scheme, which provides free energy efficiency measures, a one-off fuel bill discount and a benefits health check to make sure these customers are receiving all the support to which they are entitled.

Since launching the British Gas Help The Aged partnership in 1999, we have invested more than £4 million. There have been 1.3 million beneficiaries of partnership initiatives since 1999. 50,000 took advantage of the offers and concessions of the Stepping Out campaign we ran in July 2001 to encourage older people to get out and about, making this the most successful event of its kind for older people ever run by Help The Aged. Our partnership with the charity won national recognition from the Marketing Society and the UK Charity Awards in 2001.



Honor Blackman lent her support to the British Gas Help The Aged Stepping Out campaign.

More than a third of all schools in Britain have so far taken part in Think Energy, a British Gas programme that helps teachers, schoolchildren and their families learn about energy efficiency and about the consequences of wasting energy for the home, the community and the world. Further information can be found at think-energy.com.

We acted to raise awareness of the dangers of carbon monoxide poisoning by distributing around 3 million leaflets in a national campaign. We recognise that this is an important health and safety issue and undertake carbon monoxide investigations on behalf of the majority of gas suppliers throughout the UK.

British Gas has signed the government's Making a Corporate Commitment 2 programme and has adopted public targets for environmental improvement. Accreditation to the international environmental standard ISO 14001 was achieved by a number of our operating units: our Morecambe gas extraction and processing operation; our public sector division; the central heating business; and Humber Power.

We bought 'green' electricity for the first time in 2001, and we take part in the Non-Fossil Purchasing Agency's auctions of green energy. British Gas plays a leading role in developing the green energy market. We have developed a system of trading 'green tickets' (renewable obligation certificates), which could become an industry standard mechanism to help renewable generators sell their products.

Telecommunications

Following its launch in September 2000, British Gas Communications quickly developed as a leading indirect access competitor to BT. It is the only telecoms business to provide a single bill for fixed, mobile and internet calls. On our first anniversary we introduced YourChoice 500, an innovative discount scheme that allows customers to divide their free call time between their home and mobile phones.

Our British Gas telecommunications business is built on the trust our customers place in the brand. In July 2001 we took another step forward when we acquired the UK business of One.Tel with 650,000 active customers. One.Tel joins British Gas Communications as part of our telecommunications business, with a combined active customer base at the year end of more than 1 million.

British Gas Communications offers the household market a convenient and reliable service, in line with our ongoing strategy to deliver essential services in the home. One.Tel's industry-leading customer systems, sales and marketing provide a solid platform for developing from its more metropolitan and professional customer base into a major national telecoms brand.

The AA

AA membership grew to over 12 million at the year end, a 10.9% increase on the previous year. We have laid the basis for significantly extending our motoring services with the acquisition of a national network of car service, maintenance and repair centres.

We have introduced new technology to enhance the roadside assistance service. We relaunched theAA.com so that the full range of our products and services can be accessed on the site, from route-planning and hotel reservations to buying insurance or joining the AA. Also in 2001, the AA publishing business launched the new Street-by-Street series with 236 atlases of towns and regions across the UK.


The AA's new patrol vehicle with integrated towing gear.

Road services

Membership of the AA reached a new record level in 2001. Since September 1999, when Centrica acquired the AA, total membership including affinity, manufacturer and fleet arrangements has grown by over 2 million.

It took 15 seconds or less to answer 90% of the breakdown calls we received during the year. We attended some 4.2 million call-outs, reaching them on average within 35 minutes. This represented a

12 million
record membership

People continue to place their trust in the AA, with membership growing 10.9% in 2001.

13.7 million
visitors to theAA.com

It's easy to get information from theAA.com, from route planning to insurance quotes. Motor and home insurance policies issued or renewed online get a 5% discount automatically.

1.6 million
insurance policies

The AA is the UK's largest intermediary for personal insurance products and almost half of all AA motor insurance quotes are obtained online via our redesigned website at theAA.com.

424 million
pounds in loans

The AA helps spread the cost of major purchases in a simple, no-nonsense way. Loan decisions can be given by phone in minutes and a cheque sent out the next day.

7 million
calls for information

The AA's traffic information lines can now be accessed from the majority of mobile phones in the UK. The volume of calls grew by over 75% in 2001.

AA

further improvement in response times compared with the previous year.

Service to the motorist at the roadside has been enhanced by the introduction of new procedures to ensure that members are kept informed of progress until the patrol arrives. We have continued developing diagnostic laptops for our patrols and improved route guidance technology. We introduced new patrol vehicles with automatically deployed fixed-wheel towing capability to facilitate quick recovery when cars cannot be repaired at the roadside.

The acquisition of Halfords Garages in September was one of the highlights of the year. A programme of training, accreditation and refurbishment is under way in preparation for launching these 129 garages, along with the AA's 28 existing fleet workshops, as AA Service Centres. The centres will offer customers a flexible, value-for-money service and will provide a platform for developing imaginative new motoring services.

The new parts-and-labour cover package we have introduced protects members against the cost of repairs after a breakdown. We have started trials of a mobile tyre replacement service that can attend at a time and place to suit the customer.

In December we signed an agreement with Inchcape plc to offer an AA-branded service for the supply of new and used cars.



'With their reputation I know the AA will always be there when I need them.'

Personal finance

Nearly 1.6 million insurance policies were arranged through the AA in 2001. This represents an increase of 4% in the number of policies issued by our panel of 20 insurers. After just two years, the online insurance service on theAA.com now provides 45% of all our car insurance quotes. The service won the British insurance industry's e-commerce award for the second year running in 2001.

Decisions on car and personal loans are also given online. At the end of 2001 we provided loans to more than 77,000 customers through our joint venture with HBOS. At the year end, the loan book stood at a record £424 million.

During the year we launched Golf England Limited. This three-way venture will offer the 4 million golfers and 1,900 clubs in England a range of benefits including smart cards containing handicap information, credit facilities, booking services and affinity deals on our many home and motoring products and services.

Other AA services

Following its relaunch early in 2001, theAA.com recorded 13.7 million visits for the year, up from 6.8 million the previous year. In addition to insurance and loans, the site provided 8.5 million routes and 11,000 accommodation bookings. 4,000 AA books were also ordered online by the year end. The total value of sales generated by the website for the year was £60 million.

Our up-to-the minute traffic and travel information service is available to most mobile phone users in the UK and took over 7 million calls during the year. Specialist in-car services were introduced, and the AA enabled Ford to become the country's first car manufacturer to offer its customers a live, in-car traffic and travel information (telematics) service. AA Roadwatch broadcasts information on commercial radio stations and AA Signs provided 54,000 road signs for spectator events in the UK in 2001.


Screaming Kids 6
Chicken Nuggets 3

Online route information is one of the interactive free services available on theAA.com.

The AA printed 880,000 AA travel guides during the year, as well as a further 1.7 million on behalf of leading brands such as Baedeker and National Geographic. We produced 2.9 million atlases and launched the new Street-by-Street series of 236 atlases, covering 46 major towns and cities, 19 counties and many smaller locations. Publishing sales in 2001 reached £30 million, up from £28 million the previous year.

The AA driving school is the UK's second largest national driving school – and the only one requiring its instructors to be fully qualified.

In the Republic of Ireland, AA Ireland is the leading roadside assistance provider and the largest personal insurance provider.

Responsible motoring

The AA's role as the voice of the motorist, including our five-year campaign on motoring tax and transport investment, was rewarded in March when the government cut the tax on low-sulphur fuel and road tax on smaller cars. This package, which favours low-income motorists, drew on research carried out by the AA.

The AA is a founder member of the EuroNCAP vehicle safety programme, which issued its first five-star rating during the year. Encouraged by its success, the AA Foundation for Road Safety Research led the development of the European Road Assessment Programme (EuroRAP) during the year. In the UK, the AA backed a major safety campaign to minimise the dangers for those who drive or work on our motorways.

In April we celebrated the second anniversary of our three-year sponsorship of air ambulances, by achieving our goal of creating a national network of air ambulance services through a £14 million pledge. During the year more than 6,500 people were rescued by air ambulances, almost half of them from road accidents.

We introduced a text messaging service and members who are deaf or hard of hearing can now contact roadside assistance via their mobile phone and receive information back from us.

Our patrol force and our workshops both retained accreditation to the international environmental standard ISO 14001.

Goldfish

2001 was a transitional year for Goldfish, as we invested in preparing for the launch of Goldfish Bank in 2002. Before developing this joint venture with Lloyds TSB Bank plc we needed to reach an agreement to acquire the rights and interest in the credit card with our former partner. After reaching this agreement in August we went on to gain our banking licence in preparation for introducing new financial services products in 2002.



'Points, points, points. I buy everything on my card to get the points.'

Launched in 1996, Goldfish became the UK's fastest growing credit card and now has more than a million cards in issue. In the last two years we have developed goldfish.com and put our consumer guides on the web. The Goldfish e-Tail Price Index has become an industry standard for monitoring inflation on goods and services available online.

The continued success of Goldfish is a measure of its core approach: to meet our customers' needs with products that are innovative, simple to understand and easy to use. 18% of our cardholders use their Goldfish Points to reduce their British Gas energy bills – a benefit that has been available from the beginning. Marks & Spencer and John Lewis are among the partners offering cardholders a wide range of attractive points redemptions, and in 2001 we added Leisure Vouchers, owned by Whitbread, covering Victoria

Goldfish

1 million
cards issued

Goldfish is one of the best-known credit card brands in the UK. The points earned with each purchase make it worth using regularly.

new bank
licence granted

Simple, innovative and fun: the values of Goldfish will now be applied to a broad range of financial services. In 2002, customers of Goldfish Bank will start using services online and by phone.

11 billion
points awarded

Many Goldfish customers choose to redeem their reward points against their gas bills, a benefit that's delivered a discount of more than £17 million in just five years.

fun
wine and travel

Goldfish cardholders order more than 6,000 bottles of wine per month – more than half paid for with Goldfish points. The Travel Service arranges 500 holidays a month in season.

practical
goldfish.com

Customers securely control their own affairs 24/7 online: view statements, make payments, check and redeem Goldfish points, transfer balances and contact customer support.

Goldfish™

Wine, Pizza Hut and David Lloyd Leisure.

Early in 2001 we offered cardholders the option of including the NHS organ donor symbol on new cards – a simple and effective way of making sure their wishes are known at all times.

North America

With approximately 1.3 million customers in Canada and the USA at the year end, we have built on the strong customer base of Direct Energy in Canada and Energy America in the USA. Some 24% of our North American gas supplies come from our own fields in Alberta.

We are also moving into residential electricity supply in both Canada and the USA, and have now signed up around 600,000 customers in Ontario ahead of the opening of the electricity market in May 2002, while in Texas we obtained a licence to sell electricity to residential customers from January 2002.

Prices are volatile in the North American markets. Some of our customers are protected from the uncertainty this creates by five-year fixed price contracts, which we hedge as part of our risk management strategy. We have also introduced a number of other tariff options in order to help us compete effectively in a fast changing market.



A major marketing campaign in Canada has supported our Direct Energy field sales activity.

We took our first step in developing home services by taking full ownership of Greensource, an Ontario-based heating, ventilation and air conditioning service company.

Continental Europe

We have made our first move into European energy retailing during the year with the acquisition of a 50% stake in the Belgian energy company Luminus NV. This is a joint venture with five Flemish municipalities. Between them, these municipalities cover nearly 600,000 electricity customers and 200,000 gas customers. This market will see a phased introduction of electricity competition between January 2002 and July 2003. Luminus provides us with a presence in Europe, participating in one of the first European Union markets outside the UK to extend competition into the home.

We continue to look for further European opportunities to make progress towards our customer targets.

Social responsibility

We were pleased that our approach to social responsibility was acknowledged by our inclusion in the FTSE4Good index in 2001.

We launched a training programme during the year, providing 10,000 call handlers with a course focused on understanding customers' individual needs. An intensive course was also given to engineers. The courses aim to improve customer service and raise it to world-class standards. By the end of the year, more than 75% of these frontline staff had started or completed the programme, which is due to end in summer 2002.

New employment opportunities for carers and disabled people were initially created in our call centres through our partnership with Carers UK, the Employers' Forum on Disability (EFD) and the Employment Service. The scheme has been promoted by EFD as a model for other employers, through its publication Recruitment that Works. The initiative has expanded, with a total to date of 130 disabled people, carers and long-term unemployed joining British Gas and the AA.



Our experience of providing opportunities for disabled people was highlighted in a new guide for employers.

We have issued all our customer-facing employees in the UK with EFD guidance on helping disabled customers. We are an Employment Service Disability Two Ticks employer. Our chief executive is chairman of the EFD, a member of the National Employment Panel, and president of Carers UK.

We have a long-term commitment to the health, safety and well-being of our employees. During the year we introduced a revised health and safety policy with clear accountabilities and a best-practice approach to implementation. New improvement targets and regular review at central and business unit levels have enhanced the effective delivery of our goals. We have increased health and safety training so as to raise awareness and encourage positive involvement.

Our community support programmes – promoting energy efficiency in schools, helping disadvantaged customers and vulnerable older people – are explained in more detail on our centrica.com website. During 2001 we contributed £4.6 million to community causes using the London Benchmarking Group model which measures both cash and in kind community support. This is an increase of £170,000 on 2000 figures. We donated reconditioned computers and office furniture to local groups and supported voluntary work undertaken by our employees. In 2001 we donated office furniture to more than 100 local charities when we relocated our Solihull office.



During 2001 we raised over £200,000 for our charity of the year – the Cystic Fibrosis Trust.

The Cystic Fibrosis Trust was selected by our employees as their charity of the year. Fundraising, which began in April 2001 and will continue until July 2002, had raised more than £200,000 by the end of the year, against a target of £150,000.

We accept our responsibility to minimise our impact on the environment while helping customers to make informed decisions about our products and services. Proactive management of environmental issues is necessary to ensure the long-term sustainability of our business. Systematic environmental management has been introduced in all our UK businesses, and those with most impact on the environment have obtained or are seeking external certification of their systems. Targets for improving energy use and cutting waste have been set.

By 2005 we aim to cut our use of vehicle fuel by 13%, building energy by 15% and the waste sent to landfill from our offices by 15% against the 2000 normalised baseline.

Further information about our environmental policy, targets and performance can be found online at centrica.com/environment.

Social responsibility

50,000 households more energy efficient

More than 50,000 households benefited from our energy efficiency installations. 8,000 schools took part in Think Energy, a programme to raise awareness about energy wastage in the home.

35,000 responded to Warm-a-Life

British Gas Warm-a-Life helps with insulation grants, one-off bill reduction and a benefits entitlements check. It's an integrated package to address the problems of customers experiencing fuel poverty.

1.3 million aided by Help The Aged Partnership

Since 1999, British Gas has supported Help The Aged with more than £4 million to combat poverty and isolation among older people, funding community projects, energy efficiency schemes and the SeniorLine telephone advice service.

new employment opportunities

Centrica is committed to equal opportunities for carers, disabled people and the long-term unemployed. Through our employment programme we have now recruited some 130 people from these groups in centres and offices around the country.

safer roads across Europe

Following the success of the AA-supported car safety scheme, we are now promoting EuroRAP to raise the safety standard of roads in Britain and across the Continent.

The Company's closing share price on 31 December 2001 was 222 pence (29 December 2000: 259.25 pence), resulting in a market capitalisation of £8.9 billion (2000: £10.4 billion). World stock markets fell in 2001, the FTSE 100 index dropping by 16.2%. The Company's share price still out-performed the FTSE 100 by 2.1% (2000: 64.5%). Since demerger in February 1997, Centrica's share price has outperformed the FTSE 100 index by 182.9%. Centrica's aim is to achieve a total shareholder return (TSR) ranking in the first quartile of UK FTSE 100 companies, taking account of share price growth and dividends received and reinvested over a sustained period. Centrica promotes continuing growth in earnings and cash flow and seeks to maximise the return on capital it achieves in excess of its cost of capital, within a prudent risk management framework.



Centrica share performance PENCE
300
250
200
150
100
50
0
SMOOTHED 5 DAY AVERAGE
CENTRICA PLC
FTSE 100 RELATIVE
FEB 1997
DEC 2001

Earnings

Earnings decreased £12 million to £323 million in 2001. This reflected higher exceptional charges and goodwill amortisation, together up from £74 million to £166 million, and taxation up from £89 million to £155 million.

Earnings before exceptional charges and goodwill amortisation, were up 19% to £482 million.

Operating profit* was £679 million (2000 restated: £526 million). Most of the improvement came from our growing UK electricity supply business, AA activities and North America, which was only included in the Group's results for the last quarter of 2000. Substantial investment was again made in our newly-established businesses, telecommunications and Goldfish financial services. This represents a return on capital employed of 48% unchanged from 2000 (restated).

UK energy supply

Turnover in UK energy supply was £10,302 million. Excluding trading activity through our Accord subsidiary turnover was 19% higher than in 2000.

UK energy supply turnover and operating profit/(loss)* £m

	Turnover		Operating profit	
	2001	2000	**2001**	2000
Residential gas	**4,029**	4,078	**3**	294
Non-residental gas	**1,381**	1,110	**41**	55
Electricity	**1,242**	792	**40**	(107)
Gas production	**80**	64	**552**	309
Accord	**3,570**	2,346	**16**	(20)
Total	**10,302**	8,390	**652**	531

*Before exceptional charges and goodwill amortisation, including joint ventures and associates

Growth in our electricity business increased turnover by £450 million. Residential gas turnover reduced by £49 million, mainly due to slightly lower market share and lower average prices to customers.

Residential gas showed an operating profit* of £3 million (2000: £294 million) reflecting principally the impact of higher gas input costs and lower numbers of customers in the residential market. Gas costs averaged 20.5 pence per therm during the year (2000: 16.3 pence).

Gas production showed an operating profit* of £552 million (2000: £309 million) reflecting higher gas prices, although production was 6% lower than in 2000.

Electricity showed an operating profit* of £40 million (2000: loss of £107 million) after £66 million (2000: £104 million) of revenue investment, being mainly customer acquisition costs incurred in growing the business. The result includes a contribution in respect of our interests in three power stations.

British Gas home services

Home services' turnover increased by 14% to £722 million reflecting the development of new products and service contracts. Operating profit* at £36 million was up £10 million on 2000.

Telecommunications

We continued building our telecommunications business, and the net effect of our investment, including marketing and customer acquisition costs, was an operating loss* of £97 million (2000: loss £49 million). We also acquired One.Tel in July.

The AA

Road services showed an increase in turnover to £486 million, or 9% higher than in 2000. An operating profit* of £37 million was made during the year (2000: £25 million). The improvement in financial performance was achieved primarily through increased membership and operating efficiencies.

Personal finance showed further growth in turnover to £141 million in the year, and an operating profit* of £37 million was made (2000: £24 million).

Goldfish

In August 2001, we reached agreement with our former partner to acquire their entire rights and interest in the Goldfish credit card for £85 million (net) and in December we acquired full legal title in the credit card receivables for £692 million. These receivables were previously held by our former partner for the benefit of our joint venture with them.

With effect from 3 September 2001, the full economic benefits of the Goldfish credit card have accrued to Goldfish Bank which is owned as to 70% by Centrica and 30% by Lloyds TSB Bank plc. This contributed an operating profit* of £7 million. During the year Goldfish financial services made an operating loss* of £32 million (2000: loss £15 million). Investment expenditure in the development of the bank of £14 million was charged to the profit and loss account during the year.

*Before exceptional charges and goodwill amortisation, including joint ventures and associates

North America

The Direct Energy and Avalanche Energy businesses were acquired during 2000. In January 2001, we added the remaining 72.5% of Energy America not already owned by us. The North American businesses achieved turnover of £768 million (2000: £267 million), contributing an operating profit* of £68 million (2000: £8 million). This profit was after investing £28 million in growing the customer base.

Other businesses

In September 2001, we acquired a 50% interest in Luminus NV, an energy supply business in Belgium. This is a joint venture with a group of five Flemish municipal utilities. Other businesses also include the profitable AA publishing, AA Ireland, the AA driving school and AA signs businesses, as well as some of the Group's e-commerce developments, including house.co.uk, theAA.com, traffic and travel and a number of other development activities. These activities together made an operating loss* of £22 million (2000: loss £24 million).

Exceptional charges and goodwill amortisation

During the year exceptional charges of £80 million arose. These included £35 million of costs incurred in the integration of the AA and One.Tel, and £8 million in relation to the impairment of cylinder assets in our LPG business. The Group has also recognised operating losses of £37 million arising from the failure of Enron Corporation, a major participant in UK and North American energy markets which has filed for protection from its creditors. These losses comprise provision of £30 million against amounts owed by an Enron subsidiary following the termination of profitable trading contracts for which the Group has made claims for profits foregone, and £7 million in respect of the Group's share of market losses under UK energy market balancing arrangements and gas storage contracts.



Group operating profit* £m
01
679
00
526
99
424
98
213
97
179
* Before exceptional charges and goodwill amortisation, including joint ventures and associates

The goodwill amortisation charge for the year was £86 million (2000: £60 million).

Net interest

Net interest payable was £43 million compared with £28 million in 2000. The increase was due to higher average indebtedness mainly as a result of acquisitions, offset by lower interest rates.

Taxation

The accounts reflect the adoption of Financial Reporting Standard (FRS) 19 under which the Group recognised its full deferred tax liabilities and certain deferred tax assets as a restatement of prior year results. These assets largely arise from tax losses brought forward from earlier years, and are recognised only when there is persuasive and reliable evidence that the assets can be realised. The tax charge of £155 million (2000 restated: £89 million), mainly arose from the higher profits of offshore gas production activities, which are ring-fenced for tax purposes. The Group has net unrecognised deferred tax assets of £198 million (2000 restated: £198 million), as shown in note 18 on page 41.



Operating profit* £m
UK ENERGY SUPPLY
652
NORTH AMERICA ENERGY SUPPLY
68
8
BRITISH GAS HOME SERVICES
36
26
AA ROAD SERVICES
37
25
AA PERSONAL FINANCE
37
24
GOLDFISH FINANCIAL SERVICES
-32
TELECOMMUNICATIONS
-97
OTHER BUSINESSES
-22
-24
2001
2000
* Before exceptional charges and goodwill amortisation, including joint ventures and associates

Earnings per share and dividend

Earnings per share, excluding exceptional charges and goodwill amortisation, grew from 10.2 pence to 12.1 pence. Over the last three years this performance measure has grown by 45% per annum and facilitated a progressive dividend policy. We are proposing a final dividend of 1.9 pence giving a total of 3.1 pence (2000: 2.8 pence), an increase of 11%.

Cash flow

Operating cash flow before exceptional items was £869 million compared with £1,139 million in 2000. The reduction of £270 million was largely caused by the first significant cash payment of petroleum revenue tax relating to our South Morecambe gas field. Acquisition cash outflows amounted to £607 million (2000: £590 million), net of funding of £590 million provided to Goldfish Bank to acquire credit card receivables through a new bank facility.

Consolidated balance sheet

The net assets of the Group increased during the year from £1,298 million to £1,536 million. Since the year end we have raised £426 million of new equity by way of a placing of new ordinary shares.

Fixed assets

Intangible fixed assets of £1,524 million (2000: £1,309 million) represented goodwill, which has arisen on acquisitions. During the year, £314 million was added, including £54 million for the acquisition of One.Tel, £54 million for the acquisition of Energy America, £143 million for the acquisition of the Goldfish credit card and £49 million for the acquisition of Enron Direct. Goodwill is amortised by way of charges against profits over periods ranging from 5 to 20 years.

Tangible fixed assets, mainly comprising gas field

*Before exceptional charges and goodwill amortisation, including joint ventures and associates

Group operating cash flow* £m


01
869
00
1139
99
1453
98
870
97
1028

* Before payments relating to exceptional items

assets and power stations, had a net book value of £2,058 million (2000: £1,936 million). During the year gas field assets were acquired for £55 million, mainly through the acquisition of interests in offshore gas fields. The proven and probable gas reserves represented by our field interests amounted to 3,177 billion cubic feet (bcf) at 31 December 2001, which included 446 bcf in North America.

The Group's investment in joint ventures was £112 million (2000: deficit of £18 million), comprising its share of gross assets of £709 million and share of gross liabilities of £597 million. The increase related principally to the investments in 60% of Humber Power Limited and 50% of Luminus NV.

Working capital

Current assets less current liabilities, excluding net indebtedness and Goldfish credit card receivables amounted to a deficit of £625 million (2000 restated: deficit of £478 million).

Goldfish

Goldfish credit card debtors were £673 million (2000: £ nil). Goldfish borrowings were £610 million at the year end.

Net indebtedness

Net indebtedness, excluding wholesale borrowings to finance Goldfish Bank credit card receivables, increased to £433 million (2000: £117 million). During the year, a $2,000 million Euro Medium Term Note programme was established from which two long term financings totalling £500 million were arranged. Other sources of finance included £307 million of US commercial paper which was outstanding at the year end (2000: £111 million).

Provisions and other creditors due after more than one year

Together these decreased during the year to £1,218 million (2000 restated: £1,409 million). £134 million was in respect of deferred corporation tax, £129 million was for the decommissioning of gas field interests, £519 million was for petroleum revenue tax and £227 million was related to discounted contract loss and re-negotiation provisions made in earlier years.

Financial risk management

The board has established objectives and policies for managing financial risks, to enable Centrica to achieve its long-term shareholder value growth targets within a prudent risk management framework. These objectives and policies are regularly reviewed.

Currency, interest rate, liquidity and counterparty risks are managed centrally by a treasury team, within parameters set by the board. This team is also responsible for monitoring the Company's credit ratings and managing the cost of its debt capital. Energy market price and weather risks are managed by an energy management team. Where appropriate, financial instruments are used to manage financial risks as explained below and in note 28 on pages 51 to 54. Goldfish Bank interest risks are managed by a treasury team with Lloyds TSB Bank plc within parameters set by the Goldfish board.

Credit rating

The Company's debt ratings from Moody's Investors Service/Standard & Poor's remain unchanged at A2/A (long-term) and P1/A-1 (short-term) reflecting the strong cash flow and asset base relative to the Company's outstanding debt and stable outlook.

Currency risk

Through wholly-owned US and Canadian subsidiaries, the Group has operations in Canadian and US dollars. Canadian dollar translation exposure is hedged by selling Canadian dollars forward on a rolling basis, which approximate to the net asset value of the Canadian operations. US dollar exposure has been hedged by borrowing on a short-term basis through a US commercial paper programme. In addition there is an element of exposure to the euro through the purchase of a 50% interest in Luminus. This has been hedged by selling euros forward on a rolling basis. Exposures to foreign currency movements from operating activities are also hedged through the use of forward foreign exchange contracts. All debt raised in US dollars through the US commercial paper programme is either swapped into sterling or another functional currency as part of the translation hedging operations described above.

Interest rate risk

The Group's policy is to maintain approximately 50% of long-term borrowings at a fixed rate of interest. This is achieved by using derivative financial instruments, such as interest rate swaps, to adjust the interest basis of the portfolio of long-term debt (see note 28 on pages 51 and 52). At the year-end debt has been raised on both a fixed and floating rate basis.

Capital funding
AS AT 31 DECEMBER 2001


CENTRICA plc
U.S.$2,000,000,000
Euro Medium Term Note Programme
433
1536
EQUITY INCLUDING MINORITY INTEREST
NET DEBT, EXCLUDING GOLDFISH WORKING CAPITAL BORROWINGS

Liquidity

Both short and long-term cash forecasts, identifying the liquidity requirements of the Group, are produced frequently. These are also reviewed regularly by the board to ensure that sufficient financial headroom exists for at least a 12 month period. The Group policy includes maintaining a

Interest cover* (times)	
1999	60.6
2000	18.8
2001	15.8

*Interest cover is calculated as operating profit from continuing operations before exceptional charges and goodwill amortisation, divided by net interest.

minimum level of committed facilities and an objective that a proportion of debt should be long-term, spread over a range of maturities. Details of the maturity profile of borrowings are given in note 28 on page 52. As at 31 December 2001, the Group had undrawn committed facilities of £935 million, which were used as a backstop for the US commercial paper programme.

Counterparty risk

The board's policy is to limit counterparty exposures by setting credit limits for each counterparty, where possible by reference to published credit ratings. Exposures are measured in relation to the nature, market value and maturity of each contract or financial instrument. Surplus cash is invested in short-term financial instruments and only deposited with counterparties with a minimum credit rating of A3/A- and P1/A-1 in Moody's Investors Service/Standard & Poor's long-term and short-term ratings respectively. Energy trading activities are undertaken with counter-parties for whom specific credit limits are set. All contracted and potential exposures are reported to the financial risk management committee of the board.

Commodity price risk

The key commodity price risks facing the Group are first, natural gas and electricity commodity prices both in the short-term market and in respect of long-term contracts and, secondly, escalation indices on long-term gas contracts, of which the most influential are oil product prices and general price inflation.

The Group's policy is to hedge a proportion of the exposure for a number of years ahead matched to the underlying sale and purchase risk profiles. The Group aims to manage its risk by using financial instruments such as oil and gas swaps and gas derivatives and bilateral agreements for gas and power, as well as asset ownership.

The financial and risk management committee regularly monitors the extent of the Group's commodity price exposure and the level of hedging activity alongside the availability of forward prices and market liquidity. The net gains from trading in energy derivatives as set out in note 28 on page 53, included losses on long-term hedging activities, which were entered into during 2000 and which to some extent protected the Group against the impact of potential price falls. These contracts are now terminated.

The government's New Electricity Trading Arrangements for England and Wales were implemented in 2001. We believe they have brought increased liquidity and transparency to the wholesale electricity market, thereby extending the opportunities for managing electricity price risk.

The acquisition of three power stations enables the Company to cover around 20% of its electricity requirement from its own sources in 2002.

Weather risk

Gas sales volumes, and to a lesser extent electricity volumes, are influenced by temperature and other weather factors. In Britain, the weather derivatives market is still relatively immature. We entered into a number of weather derivative transactions for the winter period November 2001 to March 2002 in order to hedge part of the Group's weather exposure.

Accounting policy changes

A description of policies is provided in notes 1 and 2 to the accounts on pages 30 to 31. For the year ended 31 December 2001 the Company has adopted FRS 18, Accounting Policies requiring the adoption of the most appropriate accounting policies. As a consequence, mark-to-market accounting has been applied in respect of energy trading activities, and FRS 19, Deferred Tax has been adopted, under which the company has recognised its full deferred tax liability and certain deferred tax assets. Both have been treated as prior year adjustments.



The effect of adopting mark-to-market accounting in respect of energy trading activities was to reduce profit in 2000 by £14 million, while the effect of adopting FRS 19 was to increase profit in 2000 by £20 million. The restated balance sheet at 31 December 2000 showed an increase in net assets of £105 million, all of which was attributable to the adoption of FRS 19.

In accordance with FRS17, Retirement Benefits, additional disclosures are contained in note 25 on page 49. If the standard had been fully adopted in 2001, profit would have been reduced by £16 million and net assets would have been reduced by £117 million. Full adoption is not mandatory until 2003.



Phillip Bentley Group finance director

Board of directors


1
2
3
4
5
6
7
8
9
10
11

1 Sir Michael Perry GBE
Chairman (68) A.N.R.
Sir Michael Perry became chairman of Centrica plc in 1997. He was a non-executive director of British Gas plc from June 1994 until demerger. He is a member of the supervisory board of Royal Ahold and was until December 2001 the non-executive chairman of Dunlop Slazenger Group Ltd.

2 Mike Alexander
Chief operating officer (54) C.E.
Mike Alexander joined British Gas plc in 1991, becoming director CIS and Eastern Europe (E&P) in 1992 and managing director of Public Gas Supply in 1994. He was managing director of British Gas Trading from 1997 until the end of 2001. On 1 January 2002, he was appointed chief operating officer. He is also a non-executive director of Associated British Foods plc.

3 Phillip Bentley
Group finance director (43) E.
Phillip Bentley joined Centrica plc in 2000 from Diageo plc, where he was the finance director of Guinness-UDV. Prior to that, he was group treasurer and director of risk management of Diageo plc from 1997, and group treasurer of Grand Metropolitan plc from 1995. He was previously at BP, where he spent 15 years in senior finance roles.

4 Roger Carr
Non-executive director (55) A.R.
Roger Carr was appointed to the board in 2001. He is chairman of Chubb plc, the senior non-executive director of Six Continents PLC and a non-executive director of Cadbury Schweppes plc. He was previously chief executive of Williams plc and chairman of Thames Water. He is a member of the Industrial Development Advisory board and the CBI council.

5 Mark Clare
Deputy chief executive and Managing director, British Gas (44) C.E.
Mark Clare joined British Gas plc in 1994 as group financial controller, and was appointed finance director, Centrica plc, in 1997. In 2000, he was appointed deputy chief executive, and from 1 January 2002, managing director of British Gas. He is a non-executive director of BAA plc and The Energy Saving Trust Ltd.

6 Roy Gardner
Chief executive (56) E.N.
Roy Gardner was appointed finance director of British Gas plc in 1994. From 1995, he had responsibility for the business units which subsequently formed Centrica plc. Prior to joining British Gas plc, he was managing director of GEC-Marconi Limited and a director of GEC plc. He is non-executive chairman of Manchester United plc (from 31 March 2002), president of Carers UK and chairman of the Employers' Forum on Disability.

7 Sir Sydney Lipworth
Non-executive director (70) A.C.R.
Sir Sydney Lipworth was appointed to the board in 1999. He is a trustee of the International Accounting Standards Committee Foundation and a non-executive director of Carlton Communications Plc. He was previously chairman of AstraZeneca plc, deputy chairman of National Westminster Bank Plc, chairman of the Monopolies and Mergers Commission and deputy chairman of Allied Dunbar Assurance.

8 Francis Mackay
Non-executive director (57) A.R.
Francis Mackay is executive chairman of Compass Group plc and non-executive chairman of Kingfisher plc.
Francis Mackay resigned from the board on 31 December 2001.

9 Patricia Mann OBE
Senior non-executive director (64) A.AA.C.N.R.
Patricia Mann was a non-executive director of British Gas plc from 1995 until demerger. She was vice president international of J Walter Thompson Co Ltd and remains a director of JWT Trustees Ltd. She is on the board of the UK Centre for Economic and Environmental Development and is a former director of the Woolwich Building Society and Yale and Valor plc.

10 Sir Brian Shaw
Non-executive director (68) A.AA.R.
Sir Brian Shaw joined the board in 1999 following the acquisition of the Automobile Association, of which he was non-executive chairman. He is a former chairman of Furness Withy, ANZ Grindlays Bank and the Port of London Authority. Sir Brian is an elder brother of Trinity House and a bencher of Gray's Inn.

11 Roger Wood
Managing director, the AA (59) AA.C.E.
Roger Wood joined British Gas plc in 1996 and was managing director of British Gas Services from 1997 until September 1999. He was then managing director home & road services until the end of 2001. On 1 January 2002, he was appointed managing director of the AA. Previously he was director general of Matra Marconi Space NV, group vice president of Northern Telecom Ltd and a UK director at ICL.

Key to membership of committees

A Audit committee
AA AA motoring policy committee
C Customer service committee
E Executive committee
N Nominations committee
R Remuneration committee

Directors' report

The directors present their report and audited Group accounts of Centrica plc for the year ended 31 December 2001.

Principal activities

The principal activities during 2001 were:

- the provision of gas, electricity and energy-related products and services in Great Britain and North America;
- the operation of gas fields in Great Britain and North America and power stations in Great Britain;
- energy trading in the UK and European markets;
- roadside assistance and other motoring services in Great Britain and Europe;
- the provision of financial services in the UK; and
- the provision of telecommunications services in Great Britain.

Business review

The chairman's statement, the chief executive's statement and the operating review featured on pages 2 to 13, report on the activities of the Group during the year, recent events and any likely further business developments.

Financial results

The financial results of the Group are discussed in the financial review on pages 14 to 17 of this report.

Major acquisitions

In January 2001, the Group acquired the remaining shares in Energy America LLC, a US energy retail company, for a consideration of £39 million.

In July 2001, the Group purchased One.Tel plc for £33 million, enhancing its position as a leading supplier of telecommunications services in the UK. The Group also undertook to fund One.Tel by £25 million to enable it to discharge its net liabilities on acquisition.

The Group acquired interests in three gas-fired power stations in Great Britain during the year. In May a 60% interest was acquired in Humber Power Limited for a consideration of £23 million, including working capital and acquisition expenses. The Group also advanced a loan of £15 million to Humber Power Limited.

In October, long-term lease arrangements were entered into in respect of two further power stations for a single cash payment of £177 million, including acquisition expenses.

In August 2001, the Group acquired the rights and interest in the Goldfish credit card from our former partner. The total consideration was £778 million.

In December 2001, the Group acquired the assets of Enron Direct Limited, a company principally engaged in the supply of electricity to commercial customers, for a total consideration of £98 million, including acquisition expenses.

Post balance sheet events

Details of post balance sheet events are disclosed in note 29 to the financial statements on page 54.

Dividends

An interim dividend of 1.2 pence per ordinary share was paid on 28 November 2001. The directors recommend that, subject to approval at the annual general meeting on 13 May 2002, a final dividend of 1.9 pence per ordinary share be paid on 19 June 2002 to those shareholders registered on 3 May 2002. This makes a total dividend for the year of 3.1 pence per share (2000: 2.8 pence per share).

Related party transactions

Details of related party transactions are set out in note 27 on page 51.

Creditor payment policy

The Group aims to pay all creditors promptly. Special contractual terms apply for gas supplies. For all other creditors, it is the Company's policy to:

- agree the terms of payment in advance with the supplier;
- ensure that suppliers are aware of the terms of payment; and
- pay in accordance with contractual and other legal obligations.

The number of days' purchases outstanding as at 31 December 2001 is calculated at 32 days (2000; 40 days) for the Group and 42 days (2000: 45 days) for the Company.

Employment policies

The Group employed an average of 31,550 people during 2001. 30,832 were employed in the UK, 280 in the rest of Europe and 438 in North America.

The Group is committed to pursuing equality and diversity in all our employment activities with particular emphasis on recruitment and selection, training and development, appraisal and promotion. By supporting and encouraging the diversity of our employees, we aim to increase employee motivation and provide better service to our diverse customer base and the community at large. This approach is reflected in our employee policies and procedures where we are proud to offer a range of benefits that go beyond the requirements of legislation. For example, we have a comprehensive 'Carers Policy' which enables employees to balance the demands of long-term caring commitments with the requirements of the job.

Centrica participated in the Kingsmill gender pay review and is committed to developing a plan to follow up its recommendations.

In addition, Centrica continues to support the Government's New Deal for people with disabilities, the aim of which is to recruit unemployed disabled people and carers into the Group's operations. Centrica's experience of embracing diversity is being shared with other UK employers through its membership of the Employers' Forum on Disability and the Employers' Forum on Age.

The Group continues to support Investors in People.

Employee communications

Centrica is committed to communicating effectively with its employees through face-to-face briefings, electronic media, Company magazines, audio tapes and videos. There are regular formal communications between representatives from the Company and trade unions. Centrica has a communications strategy to ensure that employees are kept informed about significant business facts and issues that affect them, including details of the Company's financial results. Centrica operates an annual Company-wide employee satisfaction survey.

Employee share schemes

The Company encourages employee share ownership through the operation of Inland Revenue approved share schemes open to all eligible employees, including executive directors.

Each year, the Company operates a sharesave scheme which enables eligible employees to acquire Centrica shares at the end of a three- or five-year saving period. A total of 15,883 UK employees participate in the scheme. Since 2000, the sharesave scheme has been extended on similar terms to the Company's employees in Ireland.

In 2001, the Company made a fourth appropriation of shares under the Centrica Profit Sharing Scheme. 15,535 full-time employees were each awarded 246 shares and, in line with Part Time Workers Regulations, 1,418 part-time employees were each awarded an allocation of shares pro-rated according to the number of hours worked.

The Company is currently reviewing arrangements under the Government's new share incentive plan which is expected to replace the operation of the profit sharing scheme in 2002.

Social responsibility

Information relating to social, environmental and health and safety matters is given on pages 3 to 13. A comprehensive guide on these matters including the Company's policies and procedures is available on our website www.centrica.com.

The system of internal control described on page 24 covers significant risks associated with social, environmental and health and safety matters. The Company's reporting on such matters will be developed in line with the recently-issued ABI disclosure guidelines.

Political and charitable donations

An outline of the Group's involvement in the community appears on pages 3 to 13. Charitable donations in the UK during the year amounted to £4.0 million (2000: £3.8 million). In line with Group policy, no donations were made for political purposes.

Share capital

The Company's authorised and issued share capital as at 31 December 2001, together with details of shares issued during the year, is set out in note 19 on page 42.

Material shareholdings

At 21 February, the following material shareholdings were recorded in the register maintained in accordance with the Companies Act 1985:

Legal & General Investment Management Ltd.	137,946,901	3.43%
The Capital Group Companies, Inc.	129,553,240	3.22%

Directors
The directors of the Company as at 31 December 2001 are listed, together with their biographies, on page 18. Roger Carr was appointed as a non-executive director on 1 January 2001. On 31 December 2001, Francis Mackay resigned as a non-executive director of the Company.

Mike Alexander, Sir Sydney Lipworth, Patricia Mann and Roger Wood retire by rotation at the forthcoming annual general meeting. Sir Sydney Lipworth, having reached the age of 70, will not seek re-election. The other directors retiring by rotation will be proposed for reappointment in accordance with the Articles of Association. Their biographical details are also given in the notice of annual general meeting.

Full details of the directors' contracts, emoluments and share interests can be found in the remuneration report on pages 20 to 23.

Auditors
PricewaterhouseCoopers have expressed their willingness to be reappointed as auditors of the Company. A resolution to reappoint them as the Company's auditors and authorise the directors to determine their remuneration will be proposed at the annual general meeting.

Annual general meeting resolutions
The Notice of annual general meeting, to be held on 13 May 2002, is enclosed with this annual report and accounts. The directors are authorised by the shareholders to purchase the Company's own shares, within certain limits and as permitted by the Articles of Association. Although no such purchases have been made to date pursuant to this authority, the directors will seek to renew the authority at the 2002 annual general meeting.

Remuneration report
Composition and role of the remuneration committee
The board has established a remuneration committee which consists entirely of independent non-executive directors, chaired by Patricia Mann. The other members of the committee throughout 2001 were Roger Carr, Sir Sydney Lipworth, Sir Michael Perry, Sir Brian Shaw and Francis Mackay, who was a member until 31 December 2001, the date of his resignation from the board.

The committee makes recommendations to the board, within agreed terms of reference, on the Company's framework of executive remuneration and its cost. The committee is also responsible for the implementation of remuneration policy and determining specific remuneration packages for each of the executive directors. To assist in reaching its decisions, the committee has access to survey and other information and advice provided by external consultants and by the Group's director of human resources.

This report explains how the Company has applied the principles in the Combined Code which relate to directors' remuneration.

Framework and policy on executive directors' remuneration
The remuneration policy is designed to reward executive directors and senior employees within the Group competitively, taking into account the Company's performance, the markets in which the Group operates, and pay and conditions elsewhere in the Group.

The policies set out in this report have previously been approved by shareholders and there are no proposals for change. No director votes on any matter relating to himself or herself.

In constructing the remuneration packages, the emphasis is on linking reward to both short-term and long-term performance objectives and accordingly a significant proportion of the remuneration package is performance-related against demanding targets. In agreeing the level of base salaries and the annual performance bonus scheme, the committee takes into consideration the total remuneration available to executives and retains a discretion to vary individual elements of the remuneration package.

At the annual general meeting in 2001, shareholders approved proposals relating to the introduction of an Executive Share Option Scheme (Option Scheme) and amendments to the existing Long Term Incentive Scheme (LTIS). The current policy determined by the committee is to make annual allocations under the terms of both the Option Scheme and the LTIS based on a percentage of base salary.

The committee believes that these changes, which are detailed below, were important in providing a potential remuneration package that will both retain and continue to motivate executive directors and senior executives in a marketplace that is increasingly challenging and competitive in both commercial and human resource terms.

Components of remuneration
Base salary
The committee seeks to establish a base salary for each executive director determined by individual performance and external market data from independent sources, in particular salary levels for similar positions in comparable companies. Base salaries are reviewed annually.

Annual performance bonus
To recognise performance against agreed objectives, the committee has approved an annual bonus scheme for executive directors similar to that applying to other senior executives in the Group. Bonus payments earned by executive directors are determined by actual achievement against demanding individual, business and corporate objectives. The scheme provides for a maximum bonus payment of 60% of base salary should all elements of all objectives be achieved in full.

Annual bonus objectives and targets are approved by the committee and, in this particular year, related to financial performance (20%), customer and employee satisfaction (20%) and personal performance (20%). For executive directors with business unit responsibilities, the scheme is structured to reflect the performance of their business unit as well as that of the Group. Annual performance bonuses earned by executive directors are not pensionable.

Executive Share Option Scheme (Option Scheme)
Options granted under the Option Scheme will become exercisable, to the extent that performance conditions are satisfied, three years after the date of grant and remain exercisable until the tenth anniversary of grant. Performance conditions are based on the achievement by the Company of an earnings per share (EPS) growth in excess of the growth in the Retail Prices Index (RPI).

The committee has determined that there will be a requirement, in respect of each annual grant of options, for the Company's EPS growth over a three-year performance period to exceed growth in the RPI over that period by at least 18 percentage points in order for 100% of the option grant to be exercisable by the executive. No part of the option grant will be exercisable if the EPS growth does not exceed the growth in RPI by at least 9 percentage points over the performance period. The proportion of the option grant exercisable by the executive will increase on a straight-line basis between 40% and 100% if EPS growth of between 9 and 18 or more percentage points is achieved over the three-year period. The Company's EPS growth may be re-measured annually for a further two years, but always from the date of grant of the options, with the performance conditions increasing proportionately.

In May 2001, options equal to 200% of base salary were granted to executive directors and certain senior executives under the rules of the Option Scheme. Details of options granted to executive directors are shown on page 23. It is the Company's intention that new shares be issued, subject to institutional guidelines, on exercise of options granted under the Option Scheme.

Long Term Incentive Scheme (LTIS)
The Company operates a long-term incentive scheme under which allocations of shares subject to challenging performance conditions are made annually to executive directors and other senior executives. These performance conditions are linked to the Company's total shareholder return (TSR) relative to the returns of its FTSE 100 comparator group.

Allocations made prior to May 2001 will not be released under normal circumstances to the participant for at least five years: that is, a performance period of either three or four years (at the participant's choice), followed by a retention period of two years. In 2001, shareholders approved the removal, in respect of future allocations of shares, of the choice of a three- or four-year performance period and the two-year retention period. All executive directors and certain senior executives are, as a matter of policy, expected to retain a minimum shareholding in the Company to be determined by the committee but currently set at shares to the value of at least once base salary.

The actual number of shares eventually released to the participant depends on the Company's TSR over the entire performance period relative to those companies comprising the FTSE 100 at the start of the performance period (the LTIS Comparator Group). The maximum annual allocation of shares only vests if the Company's TSR over the performance period is ranked in 25th position or above of the 100 companies in the LTIS Comparator Group. No shares vest if the total shareholder return over the performance period is ranked below 50th position in the LTIS Comparator Group. Between 25th and 50th position, shares vest on a straight-line basis from 100% to 40%.

Remuneration report continued

The annual allocation of shares was made to executive directors and other senior executives in October 2001. The committee approved an allocation of shares based on 75% of base salary, the maximum award now permitted under the rules of the scheme, following shareholder approval of the amendments to the scheme. Details of the maximum number of shares which could eventually be transferred to individual executive directors under the rules of the scheme are given on page 22.

Shares to satisfy the allocations have previously been bought in the market by the trustees at the time of allocation or as soon as possible thereafter. In respect of allocations made from 2002, it is intended that new shares be issued to satisfy future awards made under the scheme.

Other employment benefits

In common with other senior management, executive directors are entitled to a range of benefits, including a company car, private medical insurance and a financial counselling scheme. They are also eligible, on the same basis as other employees, to participate in the Company's all-employee share schemes.

Service contracts

Subject to the exception detailed below, it is the Company's policy for executive directors to have service contracts with notice periods not exceeding one year.

In the case of new external appointments to the board, the committee retains a level of flexibility in order to attract and retain suitable candidates. It therefore reserves the right to offer contracts which contain an initial notice period in excess of one year, provided that after the first such period the notice period reduces to one year. Phillip Bentley's initial two-year notice period will move to one year in November 2002.

External appointments of executive directors

It is the Company's policy to allow each executive director to accept one external appointment as a non-executive director of another company. The board retains a discretion to vary this policy. Fees are normally retained by the individual director. Details of individual directors' external appointments are given in their biographies on page 18.

Non-executive directors

Non-executive directors do not hold service contracts and their fees are recommended to the board by the executive committee, based on market information received from independent consultants, and approved by the board as a whole. The non-executive directors, including the chairman, do not participate in any of the Company's share schemes, incentive plans or pension schemes.

Sir Brian Shaw also received fees for consultancy services to the AA Motoring Policy Unit. With effect from April 2001, Sir Sydney Lipworth received fees for services as a non-executive director of Goldfish Bank Limited.

Directors' emoluments

	Base salary/fees £000	Annual performance bonus £000	Benefits(i) £000	**Total emoluments *excluding* pension 2001(ii) £000**	Total emoluments *excluding* pension 2000(vi) £000
Executive directors					
Mike Alexander	356	125	25	**506**	407
Phillip Bentley	368	151	17	**536**	42
Mark Clare	390	140	23	**553**	450
Roy Gardner	590	224	33	**847**	731
Roger Wood	362	165	32	**559**	421
	2,066	805	130	**3,001**	2,051
Non-executive directors					
Roger Carr(iii)	30	–	–	**30**	–
Sir Sydney Lipworth(iv)	45	–	–	**45**	28
Francis Mackay	30	–	–	**30**	28
Patricia Mann	30	–	–	**30**	28
Sir Michael Perry	180	–	–	**180**	169
Sir Brian Shaw(v)	50	–	–	**50**	48
	365	–	–	**365**	301
Total emoluments	2,431	805	130	**3,366**	2,352

(i) Benefits incorporate all assessable tax benefits arising from employment by the Company, which relate in the main to the provision of a company car.
(ii) In addition to the emoluments shown above, Phillip Bentley received a payment of £250,000 in respect of the first tranche of compensation for loss of entitlement under his previous employer's performance bonus and share option schemes.
(iii) Roger Carr was appointed to the board on 1 January 2001.
(iv) The figure for Sir Sydney Lipworth for 2001 includes fees of £15,000 in respect of services as a non-executive director of Goldfish Bank Limited.
(v) The figures for Sir Brian Shaw include fees of £20,000 per annum in respect of consultancy services to the AA Motoring Policy Unit.
(vi) In addition to the emoluments shown above, £4,000 was also paid to a former non-executive director who served during 2000.

Directors' pensions

The following information relates to the pension arrangements provided for the executive directors, who are all members of the Centrica Staff Pension Scheme.

The Staff Pension Scheme is a funded, Inland Revenue approved, final salary occupational pension scheme. Its main features are:

- a normal retirement age of 65;
- right to retirement at age 60 without reduction to a member's accrued pension;
- right to an immediate unreduced pension on leaving service on reorganisation or for redundancy after age 50;
- life assurance cover of four times pensionable salary;
- spouse's pension on death in service payable at the rate of two thirds of the member's prospective pension; on death after retirement, two thirds of accrued pension. Children's pensions are also payable;
- members' contributions payable at the rate of 4% of pensionable earnings;
- pensions payable in the event of retirement due to ill health;
- pensions in payment and in deferment guaranteed to increase in line with the increase in the Retail Prices Index; and
- no discretionary practices are taken into account in calculating transfer values.

All benefits are subject to Inland Revenue limits. Where such limitation is due to the earnings 'cap', benefits are increased to the level that would otherwise have been paid and are provided via the Centrica Unapproved Pension Scheme. This Scheme is unfunded but the benefits are secured by a charge over Centrica's assets to give security equivalent to the pensions provided to other employees. An appropriate provision in respect of their accrued value has been made in the Company's balance sheet.

Pension benefits earned by directors

	Age at 31 December 2001	Pensionable service at 31 December 2001 Years	Directors' contributions paid during 2001(i) £	Increase in accrued pension during 2001(ii) £ pa	Accrued annual pension at 31 December 2001(iii) £ pa
Mike Alexander(iv),(vi)	54	23 9/12	15,142	34,700	160,400
Phillip Bentley(vii)	42	1 1/12	14,103	8,500	9,500
Mark Clare(vi)	44	7 10/12	13,896	16,800	61,900
Roy Gardner(v)	56	7 1/12	14,175	34,700	140,000
Roger Wood(v)	59	5 9/12	14,946	18,200	73,200

(i) Contributions were paid in the year by the directors under the terms of the Scheme up to the maximum rate of 15% of the earnings 'cap'.
(ii) The increase in accrued pension during the year excludes any increase for inflation and any pension arising from Additional Voluntary Contributions paid by members.
(iii) Accrued pension is that which would be paid annually on retirement at age 65, based on eligible service to 31 December 2001.
(iv) The pensionable service shown for Mike Alexander includes a service credit in relation to a transfer from a previous employer's pension scheme.
(v) The pensions for Roy Gardner and Roger Wood accrue at the rate of 3.33% (1/30) of pensionable salary per year of service.
(vi) With effect from 1 January 1998, the pensions for Mike Alexander and Mark Clare accrue at rates of 2.26% (approximately 1/44) and 2.28% (approximately 1/44) of pensionable salary respectively for each year of pensionable service. Pensions in relation to service prior to 1 January 1998 will continue to accrue at the rate of 1.67% (1/60) of pensionable salary.
(vii) The pension for Phillip Bentley accrues at the rate of 2.31% (approximately 1/43) of pensionable salary for each year of pensionable service.

Directors' interests in shares

The directors' beneficial interests in ordinary shares in the Company (which include those of their families) and executive directors' interests in the Long Term Incentive Scheme are shown below:

	Beneficial interests – ordinary shares(i)		Long Term Incentive Scheme		
Directors as at 31 December 2001	**As at 31 December 2001**	As at 1 January 2001	**Total allocations as at 31 December 2001(ii)**	Allocations made in 2001(iii)	Total allocations as at 1 January 2001
Mike Alexander	**27,849**	27,603	**1,129,858**	135,398	994,460
Phillip Bentley	**50,000**	–	**317,069**	135,398	181,671
Mark Clare	**24,539**	24,251	**1,187,130**	144,547	1,042,583
Roy Gardner	**166,569**	141,281	**2,012,367**	223,225	1,789,142
Roger Wood	**55,197**	54,951	**1,208,491**	135,398	1,073,093
Roger Carr	**4,700**	–	**–**	–	–
Sir Sydney Lipworth	**31,000**	18,000	**–**	–	–
Francis Mackay	**9,000**	9,000	**–**	–	–
Patricia Mann	**2,142**	2,142	**–**	–	–
Sir Michael Perry	**15,900**	900	**–**	–	–
Sir Brian Shaw	**1,000**	1,000	**–**	–	–

Ordinary shares
(i) Interests shown are beneficial interests in the ordinary share capital of the Company. The beneficial interests of each executive director, with the exception of Phillip Bentley, include 852 shares held under the terms of the Centrica Profit Sharing Scheme.

Long Term Incentive Scheme (LTIS)
(ii) Total allocations as at 31 December 2001 shown above include both allocations of shares that are subject to performance conditions and allocations of shares that have reached the conclusion of the performance period but are subject to a two-year retention period. Details of performance criteria are given on page 20. The figures above include allocations made in March and October 1997 and October 1998 under the LTIS which reached the conclusion of their respective three-year performance periods in 2000 or 2001 and are currently held in the two-year retention period. These allocations were subject to a total shareholder return performance condition requiring the Company to rank in 50th position or above in the LTIS Comparator Group over the performance period. At the conclusion of the relevant performance period on 2 March 2000, 1 October 2000 and 1 October 2001, the Company ranked in sixth, fourth and fourth position respectively. The full allocations (100%) for Mike Alexander (282,843; 205,184 and 178,024 shares), Mark Clare (282,843; 205,184 and 181,431 shares), Roy Gardner (500,186; 362,851 and 340,716 shares) and Roger Wood (312,616; 226,782 and 189,949 shares) will be transferred at the trustees' discretion on expiry of the relevant two-year retention period, 3 March 2002, 2 October 2002 and 2 October 2003.
(iii) Allocations of shares were made on 1 October 2001 under LTIS at a base price of £2.3437.

None of the Directors had any non-beneficial interests in shares.

At no time during the year or at the end of the financial year did the directors or their families have any beneficial interests in the share capital of the Company's subsidiary or associated undertakings.

There have been no changes in the interests of the directors in the share capital of the Company between 1 January 2002 and 28 February 2002.

Directors' interests in share options

Full details of the options over Centrica plc ordinary shares held by executive directors who served during the year and any movements in those options in the year are shown below:

	Options held as at 1 January 2001	Options granted during year	Options exercised during year	**Options held as at 31 December 2001**	Exercise price £	Date from which exercisable	Expiry date
Mike Alexander							
Restructured Executive Share Option Scheme(i)	86,145	–	–	**86,145**	0.90266	Oct 1996	Oct 2003
Centrica Executive Share Option Scheme(ii)	–	308,269	–	**308,269**	2.40050	Jun 2004	May 2011
Sharesave Scheme(iii)	7,435	–	–	**7,435**	0.46400	Jun 2002	Nov 2002
Sharesave Scheme(iii)	14,967	–	–	**14,967**	0.92200	Jun 2003	Nov 2003
	108,547	308,269	–	**416,816**			
Phillip Bentley							
Centrica Executive Share Option Scheme(ii)	–	308,269	–	**308,269**	2.40050	Jun 2004	May 2011
Sharesave Scheme(iii)	–	5,071	–	**5,071**	1.91000	Jun 2004	Nov 2004
	–	313,340	–	**313,340**			
Mark Clare							
Restructured Executive Share Option Scheme(i)	177,645	–	–	**177,645**	0.81060	Oct 1997	Oct 2004
Centrica Executive Share Option Scheme(ii)	–	329,098	–	**329,098**	2.40050	Jun 2004	May 2011
Sharesave Scheme(iii)	37,176	–	–	**37,176**	0.46400	Jun 2002	Nov 2002
	214,821	329,098	–	**543,919**			
Roy Gardner							
Restructured Executive Share Option Scheme(i)	1,336,446	–	–	**1,336,446**	0.81889	Nov 1997	Nov 2004
Centrica Executive Share Option Scheme(ii)	–	508,227	–	**508,227**	2.40050	Jun 2004	May 2011
Sharesave Scheme(iii)	37,176	–	–	**37,176**	0.46400	Jun 2002	Nov 2002
	1,373,622	508,227	–	**1,881,849**			
Roger Wood							
Centrica Executive Share Option Scheme(ii)	–	308,269	–	**308,269**	2.40050	Jun 2004	May 2011
Sharesave Scheme(iii)	37,176	–	–	**37,176**	0.46400	Jun 2002	Nov 2002
	37,176	308,269	–	**345,445**			

Restructured Executive Share Option Scheme

(i) Options granted to Company employees under the British Gas plc Executive Share Option Scheme prior to February 1997 were cancelled and replaced by non-Inland Revenue approved options to acquire Centrica shares at demerger. The replacement options were granted on the same terms as British Gas Executive Share Options, with the same exercise date and aggregate exercise price per share, and the number of shares placed under option was adjusted to take account of the demerger. No further options have been or will be granted under this scheme.

Centrica Executive Share Option Scheme

(ii) Options granted to executives under the Centrica Executive Share Option Scheme on 31 May 2001. For details of the operation of this scheme see page 20.

Sharesave Scheme

(iii) The Company operates an all-employee savings-related share option scheme, the Sharesave Scheme, which is designed to provide a long-term savings and investment opportunity for employees. For details of this scheme, see page 19.

No options lapsed during the year.

The closing price of a Centrica ordinary share on the last trading day of 2001 (31 December) was 222 pence. The range during the year was 257 pence (high) and 199.75 pence (low).

Corporate governance

The Company is committed to high standards of corporate governance. Throughout the year it fully complied with all the provisions contained in section 1 of the Combined Code on corporate governance (the Code) and applied the principles of the Code as follows:

The board

An effective board of directors leads and controls the Group. The board, which meets at least 10 times a year, has a schedule of matters reserved for its approval. One of its meetings each year is substantially devoted to the development of strategy.

Comprehensive briefing papers including management accounts are circulated to each director one week prior to board meetings. A procedure is in place to enable all directors to obtain independent professional advice in respect of their duties. They also have access to the advice and services of the company secretary.

Throughout the year the board comprised eleven directors. Their names and biographical details including committee memberships appear on page 18. The chairman and the five other non-executive directors were independent of management. Throughout the year, the senior independent director as required by the Code was Francis Mackay, who resigned from the board on 31 December 2001. Patricia Mann was appointed in his place with effect from 1 January 2002.

All directors joining the board are required to submit themselves for election at the next annual general meeting. They are subject to re-election every third year thereafter. The non-executive directors are initially appointed for a three-year term and, subject to review and re-election, can serve up to a maximum of three such terms.

The board has delegated authority to a number of committees to deal with specific aspects of the management and control of the Group. These committees have specific terms of reference and meet on a regular basis. The minutes of the meetings of these committees are circulated to all the directors on a timely basis.

Executive committee

The executive committee, chaired by Roy Gardner, oversees the management of the Group and is the decision-making body on those matters not reserved for the board and within the limits set out in the Group's delegated authority and expenditure control policies.

There are three sub-committees of the executive committee: the group risk management committee; the financial risk management committee and the health, safety and environment committee.

Audit committee

The audit committee, which meets four times a year, consists entirely of independent non-executive directors. It was chaired throughout the year by Francis Mackay. Roger Carr was appointed chairman of the audit committee with effect from 1 January 2002.

The audit committee considers the nature and scope of the audit process and its cost effectiveness. It reviews the internal audit programme, matters brought to its attention both by the internal and external auditors and the annual and interim financial statements before submission to the board. It also reviews the system of internal control and reports its findings to the board.

Remuneration committee

The remuneration committee, which meets four times a year, consists entirely of independent non-executive directors. It is chaired by Patricia Mann. The role of this committee and details of how the Company applies the principles of the Code in respect of directors' remuneration are set out in the remuneration report on pages 20 to 23.

Nominations committee

The nominations committee, chaired by Sir Michael Perry, makes recommendations to the board for appointments of replacement or additional directors.

Customer service committee

This committee, chaired by Sir Sydney Lipworth, focuses on the level of customer service, which is one of the key drivers of the long-term success of the Group.

AA motoring policy committee

This committee, chaired by Sir Brian Shaw, acts as an advocate on public policy issues affecting motorists.

Relations with shareholders

The Company has a programme of communications with its shareholders. As well as share price information, news releases and the annual report, the Centrica website includes speeches from the annual general meeting, presentations to the investment community and a section for shareholder services.

The board believes that the annual general meeting presents a useful opportunity for dialogue with private shareholders, many of whom are also customers. Before the formal business of the meeting, the chief executive presents a review of the businesses of the Group. Representatives from the Group's brand units are available for discussion in the exhibition area both before and after the meeting. Centrica also holds regular meetings with its major institutional shareholders.

In 2001, all shareholders were given the opportunity to cast their votes at the annual general meeting by proxy via the internet. Additionally, shareholders have the facility to register to receive all their shareholder communications on-line, benefiting both themselves and the Company.

Internal control

The board of directors is responsible for the Group's system of internal control which is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable, and not absolute, assurance against material misstatement or loss.

Identification, assessment and management of risks

The Company places great importance on internal control and risk management. A risk-aware and control-conscious environment is fostered throughout the Group. The board, directly or through its committees, sets objectives, performance targets and policies for management of key risks facing the Group. These include strategic planning, acquisitions, investments, expenditure control, treasury, environment, health and safety, trading and customer service.

Across the Group, each business has a risk management committee that seeks to identify, assess and advise on the management of operational risks. In addition, a group risk management committee considers the risks which might affect the Company at Group level.

The processes of newly-acquired companies are integrated with those of the Group.

The board's review of the system of internal control

The annual control assurance programme (internal audit plan) covers all Group main risks for the year ahead. Internal audit report the resulting control assessments, linked to Group main risks, quarterly to the audit committee. The board of directors, with the advice of the audit committee, has reviewed the effectiveness of the internal control system operated (as described above) throughout the period 1 January 2001 to the date of this report and is satisfied that, overall, the Group complies with the guidance contained in the Turnbull Committee report on Internal Control.

Going concern

After making enquires, the board has a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future. For this reason, we continue to adopt the going concern basis in preparing the financial statements which are shown on pages 26 to 55.

By order of the board

Grant Dawson Company secretary

Registered office:
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD
Company registered in England No: 3033654

28 February 2002

Statement of directors' responsibilities for preparing the financial statements

The directors are required by the Companies Act 1985 to prepare financial statements for each year which give a true and fair view of the state of affairs of the Company and of the Group as at the end of the financial year and of the profit or loss for the financial year.

The directors consider that in preparing the financial statements on pages 26 to 55, the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and all accounting standards which they consider to be applicable have been followed.

The directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and the Group and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Independent auditors' report to the members of Centrica plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the principal accounting policies note.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the chairman's statement, the chief executive's statement, the operating review, the financial review, the remuneration report and the corporate governance statement.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company or the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 December 2001 and the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place
London WC2N 6RH

28 February 2002

Group profit and loss account

for the year ended 31 December

	Notes	2001 Results for the year (before goodwill amortisation and exceptional charges) £m	2001 Goodwill amortisation and exceptional charges £m	2001 Results for the year £m	2000 Results for the year (before goodwill amortisation and exceptional charges) as restated £m	2000 Goodwill amortisation and exceptional charges as restated £m	2000 Results for the year as restated £m
Turnover:							
Continuing operations before acquisitions		12,303	–	12,303	9,933	–	9,933
Acquisitions		308	–	308	–	–	–
Continuing operations		12,611	–	12,611	9,933	–	9,933
Share of joint ventures' turnover		229	–	229	148	–	148
Group and share of joint ventures' turnover		12,840	–	12,840	10,081	–	10,081
Less share of joint ventures' turnover		(229)	–	(229)	(148)	–	(148)
Group turnover	3	12,611	–	12,611	9,933	–	9,933
Cost of sales	4	(10,224)	–	(10,224)	(7,921)	–	(7,921)
Gross profit		2,387	–	2,387	2,012	–	2,012
Operating costs:							
Exceptional items		–	(80)	(80)	–	(14)	(14)
Other		(1,755)	(86)	(1,841)	(1,504)	(60)	(1,564)
	4	(1,755)	(166)	(1,921)	(1,504)	(74)	(1,578)
Group operating profit:							
Continuing operations before acquisitions		607	(158)	449	508	(74)	434
Acquisitions		25	(8)	17	–	–	–
Continuing operations		632	(166)	466	508	(74)	434
Share of operating profit in joint ventures and associates – continuing operations	3	47	(2)	45	18	–	18
Profit on ordinary activities before net interest:							
Continuing operations before acquisitions		626	(158)	468	526	(74)	452
Acquisitions		53	(10)	43	–	–	–
Continuing operations	3	679	(168)	511	526	(74)	452
Net interest:							
Group		(32)	–	(32)	(27)	–	(27)
Share of joint ventures and associates		(11)	–	(11)	(1)	–	(1)
	6	(43)	–	(43)	(28)	–	(28)
Profit on ordinary activities before taxation		636	(168)	468	498	(74)	424
Taxation on profit on ordinary activities	7	(164)	9	(155)	(92)	3	(89)
Profit on ordinary activities after taxation for the financial year		472	(159)	313	406	(71)	335
Minority interest		10	–	10	–	–	–
Profit attributable to the Group		482	(159)	323	406	(71)	335
Dividends	8			(124)			(112)
Transfer to reserves	20			199			223
		Pence		Pence	as restated Pence		as restated Pence
Earnings per ordinary share – basic	9			8.1			8.4
– diluted	9			8.0			8.3
– adjusted	9	12.1			10.2		

The dividend accrual does not include £4 million of dividends payable in respect of share issues after the balance sheet date as detailed in note 29.

The notes on pages 30 to 55 form part of these financial statements.

Group balance sheet
as at 31 December

	Notes	2001 £m	2000 as restated £m
Fixed assets			
Intangible assets	10	**1,524**	1,309
Tangible assets	11	**2,058**	1,936
Investments:			
Joint ventures:			
Share of gross assets		**709**	264
Share of gross liabilities		**(597)**	(282)
Other investments		**55**	75
	12	**167**	57
		3,749	3,302
Current assets			
Stocks	13	**193**	123
Debtors:			
Goldfish Bank debtors (amounts falling due within one year)	14	**673**	–
Other debtors (amounts falling due within one year)	14	**1,923**	1,734
Other debtors (amounts falling due after more than one year)	14	**130**	149
		2,726	1,883
Current asset investments	15	**454**	197
Cash at bank and in hand		**72**	17
		3,445	2,220
Creditors (amounts falling due within one year)			
Goldfish Bank borrowings	16	**(610)**	–
Other borrowings	16	**(361)**	(205)
Other creditors	17	**(2,871)**	(2,484)
		(3,842)	(2,689)
Net current liabilities		**(397)**	(469)
Total assets less current liabilities		**3,352**	2,833
Creditors (amounts falling due after more than one year)			
Borrowings	16	**(598)**	(126)
Other creditors	17	**(34)**	(44)
		(632)	(170)
Provisions for liabilities and charges	18	**(1,184)**	(1,365)
Net assets		**1,536**	1,298
Capital and reserves – equity interests			
Called up share capital	19	**223**	223
Share premium account	20	**62**	45
Merger reserve	20	**467**	467
Profit and loss account	20	**750**	563
Shareholders' funds	21	**1,502**	1,298
Minority interests	22	**34**	–
Total capital employed		**1,536**	1,298

The financial statements were approved by the board of directors on 28 February 2002 and were signed on its behalf by:

Sir Michael Perry GBE
Chairman

Phillip Bentley
Group finance director

The notes on pages 30 to 55 form part of these financial statements.

Company balance sheet
as at 31 December

	Notes	2001 £m	2000 as restated £m
Fixed assets			
Tangible assets	11	**28**	19
Investments:			
Subsidiary undertakings		**788**	759
Other investments		**69**	55
	12	**857**	814
		885	833
Current assets			
Debtors (amounts falling due within one year)	14	**2,861**	1,795
Debtors (amounts falling due after more than one year)	14	**191**	180
		3,052	1,975
Current asset investments	15	**250**	24
Cash at bank and in hand		**–**	153
		3,302	2,152
Creditors (amounts falling due within one year)			
Borrowings	16	**(447)**	(121)
Other creditors	17	**(1,445)**	(983)
		(1,892)	(1,104)
Net current assets		**1,410**	1,048
Total assets less current liabilities		**2,295**	1,881
Creditors (amounts falling due after more than one year)			
Borrowings	16	**(493)**	–
Other creditors	17	**(205)**	(205)
		(698)	(205)
Provisions for liabilities and charges	18	**(49)**	(32)
Net assets		**1,548**	1,644
Capital and reserves – equity interests			
Called up share capital	19	**223**	223
Share premium account	20	**62**	45
Profit and loss account	20	**1,263**	1,376
Shareholders' funds	21	**1,548**	1,644

The financial statements were approved by the board of directors on 28 February 2002 and were signed on its behalf by:

Sir Michael Perry GBE
Chairman

Phillip Bentley
Group finance director

The notes on pages 30 to 55 form part of these financial statements.

Statement of total recognised gains and losses

for the year ended 31 December

	Notes	2001 £m	2000 as restated £m
Retained profit for the financial year		199	223
Exchange translation differences		–	–
Total recognised gains and losses for the financial year		199	223
Prior year adjustment	2	105	
Total gains and losses recognised since last annual report		304	

Group cash flow statement

for the year ended 31 December

	Notes	2001 £m	2000 £m
Cash inflow from operating activities(i)	24a	825	1,063
Dividends received from joint ventures and associates		16	10
Returns on investments and servicing of finance	24b	(15)	(13)
Taxation paid	24c	(109)	(147)
Capital expenditure and financial investment	24d	(337)	(165)
Acquisitions	24e	(607)	(590)
Equity dividends paid		(115)	(103)
Cash (outflow)/inflow before use of liquid resources and financing		(342)	55
Management of liquid resources	24f	(257)	92
Financing	24g	686	(159)
Increase/(decrease) in net cash		87	(12)

(i) Cash inflow from operating activities includes movements on the Goldfish Bank working capital facility.

Reconciliation of net cash flow to movement in debt, net of cash and current asset investments

for the year ended 31 December

	Notes	2001 £m	2000 £m
Increase/(decrease) in net cash		87	(12)
Drawdown from Goldfish Bank working capital facility		(610)	–
Cash (inflow)/outflow from (increase)/decrease in other debt and lease financing		(635)	168
Cash outflow/(inflow) from increase/(decrease) in liquid resources		257	(92)
Change in debt, net of cash and current asset investments resulting from cash flows		(901)	64
Loans and finance leases acquired		(37)	(56)
Exchange adjustments		12	2
Movement in debt, net of cash and current asset investments		(926)	10
Debt, net of cash and current asset investments, as at 1 January		(117)	(127)
Debt, net of cash and current asset investments, as at 31 December	24h	(1,043)	(117)
Of which:			
Goldfish Bank		(610)	–
Other businesses		(433)	(117)
Total Group		(1,043)	(117)

The notes on pages 30 to 55 form part of these financial statements.

1 Principal accounting policies

Accounting principles

The financial statements have been prepared in accordance with applicable accounting standards and under the historical cost convention and the Companies Act 1985 except for the accounting policy for energy trading activities, further details explaining this departure are in note 2. Both Financial Reporting Standard (FRS) 18, Accounting Policies, and FRS 19, Deferred Tax, were adopted in 2001. In accordance with the transitional arrangements of FRS 17, Retirement Benefits, additional disclosures are contained in the notes to the financial statements.

Basis of preparation

The Group financial statements comprise a consolidation of the accounts of the Company and all of its subsidiary undertakings and incorporate the results of its share of all joint ventures and associates. The results of undertakings acquired are consolidated from the date the Group gains control. No profit and loss account is presented for the Company as permitted by Section 230(3) of the Companies Act 1985.

Turnover

Turnover includes an assessment of energy supplies to customers between the date of the last meter reading and the year end (unread). Unread gas and electricity is estimated for those customers using historical consumption patterns and is included in accrued energy income within debtors. Turnover represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts, VAT and other sales related taxes.

Turnover also includes interest receivable, fees and commissions receivable from financial service activities, including those relating to Goldfish Bank. Where the Group has ongoing obligations to provide services, revenues are apportioned on a time basis, and those monies received in advance are treated as deferred income and excluded from current turnover.

Cost of sales

Cost of sales include the cost of gas and electricity produced and purchased, and related transportation and royalty costs, bought in materials and services, and direct labour and related overheads on installation works, repairs and service contracts. Gas production costs include petroleum revenue taxes, calculated on a unit of production basis, with changes in estimates dealt with prospectively over the remaining lives of gas fields. Cost of sales also includes finance charges on Goldfish Bank's working capital facilities used to finance banking receivables.

Long-term incentive schemes

The cost of potential share awards under the Group's long-term incentive schemes is charged to the profit and loss account over the period to which the performance criteria of each allocation relates. Cost is defined as the difference between the contribution receivable from employees and the market value at the date of grant, or the actual cost of shares where market purchases are made at, or around, grant date. Cost also includes National Insurance charges expected to arise at exercise dates.

Research and development expenditure

Research and development expenditure is charged to the profit and loss account as incurred.

Foreign currencies

Assets and liabilities denominated in foreign currencies are translated into sterling at closing rates of exchange. The results of overseas subsidiary undertakings and joint ventures are translated into sterling at average rates of exchange for the relevant period. Differences resulting from the retranslation of the opening net investment in overseas subsidiary undertakings and from the retranslation of the opening net assets and the results of these entities for the year are taken to reserves, and are reported in the statement of total recognised gains and losses.

Exchange differences on monetary assets and liabilities are taken to the profit and loss account, except that exchange differences on foreign currency borrowings used to finance or hedge foreign currency net investments in overseas subsidiary undertakings and joint ventures are taken directly to reserves and are reported in the statement of total recognised gains and losses. All other exchange movements are dealt with through the profit and loss account.

Intangible fixed assets

Goodwill arising on the acquisition of a business acquired after 1 January 1998 is included in the balance sheet at cost, less accumulated amortisation and any provisions for impairment. On the acquisition of a subsidiary undertaking (including unincorporated businesses), joint venture or associate, fair values are attributed to the assets and liabilities acquired. Goodwill, which represents the difference between the purchase consideration and the fair values of those net assets, is capitalised and amortised on a straight-line basis over a period which represents the directors' estimate of its useful economic life. Goodwill which arose on acquisitions after 1 January 1998 is being amortised over periods ranging from 5 to 20 years. Goodwill which arose prior to 1998 was written off directly to the profit and loss reserve.

Tangible fixed assets

Tangible fixed assets are included in the balance sheet at cost, less accumulated depreciation and any provisions for impairment.

Freehold land is not depreciated. Other tangible fixed assets, except exploration and production assets, are depreciated on a straight-line basis at rates sufficient to write off the cost, less estimated residual values, of individual assets over their estimated useful lives. The depreciation periods for the principal categories of assets are as follows:

Freehold and leasehold buildings	up to 50 years
Plant	5 to 20 years
Power stations	20 years
Equipment and vehicles	3 to 6 years

Assets held under finance leases are depreciated over the shorter of the lease term or their useful economic life.

Exploration and production assets are depreciated from the commencement of production in the fields concerned, using the successful efforts and unit of production methods, based on all of the proven and probable developed reserves of those fields. Changes in these estimates are dealt with prospectively. The net carrying value of fields in production is compared on a field-by-field basis with the likely future net revenues to be derived from the estimated remaining commercial reserves. A provision is made where it is considered that recorded amounts are unlikely to be fully recovered from the net present value of future net revenues.

Leases

Assets held under finance leases are capitalised and included in tangible fixed assets at cost. The obligations relating to finance leases, net of finance charges in respect of future periods, are included within borrowings. The interest element of the rental obligation is allocated to accounting periods during the lease term to reflect the constant rate of interest on the remaining balance of the obligation for each accounting period. Rentals under operating leases are charged to the profit and loss account as incurred.

Fixed asset investments

Fixed asset investments are included in the balance sheet at cost, less accumulated provisions for amortisation and any impairment.

Stocks

Stocks are valued at the lower of cost or estimated net realisable value.

'Take or Pay' contracts

Where payments are made to external suppliers under 'Take or Pay' obligations for gas not taken, they are treated as prepayments and are included within debtors.

Decommissioning costs

Provision is made for the net present cost of decommissioning gas production facilities. A corresponding tangible fixed asset is recognised in respect of the decommissioning costs, based on price levels and technology at the balance sheet date. This asset is amortised using the unit of production method, based on proven and probable developed reserves. Notional interest charges arise over time, based upon the discounted decommissioning liabilities.

Pensions

Pensions are accounted for in accordance with Statement of Standard Accounting Practice number 24, Pension Costs. Additional disclosures are also made in the notes to the financial statements as required under the transitional arrangements set out in FRS 17, Retirement Benefits. The cost of providing retirement pensions and related benefits is charged to the profit and loss account over the periods benefiting from employees' service. The difference between the charge to the profit and loss account and the contributions paid to the Pension Schemes is shown as a provision in the balance sheet. The regular pension cost, variations from the regular pension cost and interest are all charged within employee costs, and the straight-line method is applied for amortising surpluses and interest.

1 Principal accounting policies continued

Energy trading

Energy trading contracts are marked to market at the balance sheet date using externally derived market prices. Profits or losses arising are included in cost of sales. This is a change in accounting policy as described in note 2.

Long-term sales contracts

Provision is made for the net present cost, using a risk-free discount rate, of any expected losses on long-term sales contracts. The provision is based on the difference between the contracted sales price and the expected weighted average cost of gas.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements. This is a change in accounting policy as described in note 2.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits in the foreseeable future from which the reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements. Neither is deferred tax recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in the future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is measured on a non-discounted basis.

Financial instruments

Certain financial instruments are used by the Group to manage financial risks. Where financial instruments are used as hedges against financial risks, they are matched at their inception to the specific exposures they are designed to reduce. Gains and losses are released to the profit and loss account in the same period as the income and costs of the hedged transactions. Outstanding contracts used to hedge against trading items which themselves will be accounted for in the profits and losses of a future period, are not recognised, or are deferred when they mature and are carried forward to match against corresponding gains and losses when they occur.

The Group uses forward rate agreements to reduce exposures to movements in short-term interest rates. Gains and losses arising under these agreements are spread evenly over the duration of each forward rate agreement.

Gas futures, swaps, options and electricity forward arrangements are also undertaken in circumstances other than as a hedge against physical trades. Transaction costs are recognised at the time of the transaction. Open positions are marked to market at balance sheet dates and movements in value are immediately recognised in the profit and loss account.

2 Changes in accounting policy

The comparative figures have been restated as a result of the implementation of FRS 19, Deferred Tax, and because of a change in the accounting treatment for open positions on energy trading derivative financial instruments. Previously, as the market for energy trading derivatives was not fully liquid, gains and losses relating to energy derivatives were recognised in the profit and loss account when deals were closed out. A provision was made, however, where it was expected that a net loss would arise on settlement of the derivative contracts. The directors now consider that the market for energy trading derivatives is sufficiently liquid to recognise movements in energy prices in the profit and loss account by marking to market both energy trading derivatives and energy trading open positions on physical energy contracts using externally derived market prices.

This is not in accordance with the general provisions of Schedule 4 of the Companies Act 1985, which requires that the contracts be stated at the lower of cost and net realisable value or that, if revalued, any revaluation difference be taken to the revaluation reserve. However, the Directors consider that these requirements would fail to give a true and fair view of the profit for the year since the marketability of the energy trading contracts enables decisions to be taken continually whether to hold or sell them. Accordingly the measure of profit in any period is properly made by reference to market values. The effect of the departure is shown in the table below.

The impact of the changes in accounting policies is set out below:

for the year ended 31 December	FRS 19 2001 £m	Energy Trading 2001 £m	Total 2001 £m	FRS 19 2000 £m	Energy Trading 2000 £m	Total 2000 £m
Within the Group profit and loss account:						
Cost of sales	–	2	2	–	(14)	(14)
Profit on ordinary activities before taxation	–	2	2	–	(14)	(14)
Tax (charge)/credit on profit on ordinary activities	(21)	–	(21)	20	–	20
Profit on ordinary activities after taxation for the financial year	(21)	2	(19)	20	(14)	6
Within the Group cash flow statement:						
Group operating profit	–	2	2	–	(14)	(14)
Other non cash flow items	–	(2)	(2)	–	14	14
Cash inflow from operating activities	–	–	–	–	–	–
as at 31 December						
Within the Group balance sheet:						
Fixed asset investments	(6)	–	(6)	–	–	–
Debtors falling due after one year	91	–	91	106	–	106
Creditors falling due within one year	–	2	2	–	(40)	(40)
Provisions for liabilities and charges	(1)	–	(1)	(1)	40	39
Profit and loss reserve	84	2	86	105	–	105

(i) Implementation of FRS 19 resulted in an increase in the Company's debtors falling due after more than one year of £17 million (2000: £6 million increase). The change in energy trading policy had no impact on the parent company.

3 Segmental analysis

The segmental analysis reflects, in the opinion of the directors, how the Group's activities were managed during the year. UK energy supply and North America energy supply represent the production and supply of both gas and electricity to residential, business and wholesale customers. Energy trading activities are included within the energy supply segments. British Gas home services' main activity is the service and installation of gas heating systems. AA road services comprises roadside assistance and other related services. AA personal finance activities cover the provision of insurance and other financial products. Goldfish financial services provide financial products including the Goldfish credit card. Telecommunications comprises home phone, mobile phone and internet services. Other businesses comprise a range of development activities. All activities are continuing.

	Turnover year ended 31 December		Operating profit/(loss) before exceptional charges and goodwill amortisation, including share of results of joint ventures and associates year ended 31 December		Operating profit/(loss) after exceptional charges and goodwill amortisation, including share of results of joint ventures and associates year ended 31 December		Net assets/(liabilities) as at 31 December	
	2001	2000	**2001**	2000 as restated	**2001**	2000 as restated	**2001**	2000 as restated
a) By business segment	**£m**	£m	**£m**	£m	**£m**	£m	**£m**	£m
UK energy supply:								
continuing operations	**10,271**	8,390	**608**	531	**557**	530	**325**	410
acquisitions[i]	**58**	–	**44**	–	**44**	–	**353**	–
intra segment	**(27)**	–	**–**	–	**–**	–	**–**	–
	10,302	8,390	**652**	531	**601**	530	**678**	410
British Gas home services:								
continuing operations	**721**	636	**36**	26	**30**	26	**(162)**	(117)
acquisitions[i]	**1**	–	**–**	–	**–**	–	**–**	–
	722	636	**36**	26	**30**	26	**(162)**	(117)
Telecommunications:								
continuing operations	**37**	1	**(101)**	(49)	**(116)**	(49)	**–**	3
acquisitions[i]	**65**	–	**4**	–	**5**	–	**59**	–
	102	1	**(97)**	(49)	**(111)**	(49)	**59**	3
North America energy supply:								
continuing operations	**592**	267	**67**	8	**42**	(2)	**577**	530
acquisitions[i]	**176**	–	**1**	–	**(3)**	–	**75**	–
	768	267	**68**	8	**39**	(2)	**652**	530
AA road services:								
continuing operations	**473**	447	**40**	25	**(5)**	(19)	**439**	483
acquisitions[i]	**13**	–	**(3)**	–	**(3)**	–	**6**	–
	486	447	**37**	25	**(8)**	(19)	**445**	483
AA personal finance:								
continuing operations	**141**	128	**37**	24	**18**	7	**305**	288
Goldfish financial services:								
continuing operations	**–**	–	**(39)**	(15)	**(39)**	(15)	**(85)**	(64)
acquisitions[i] [ii]	**22**	–	**7**	–	**2**	–	**197**	–
	22	–	**(32)**	(15)	**(37)**	(15)	**112**	(64)
Other businesses:								
continuing operations	**68**	64	**(22)**	(24)	**(19)**	(26)	**(9)**	(39)
acquisitions[i]	**–**	–	**–**	–	**(2)**	–	**59**	–
	68	64	**(22)**	(24)	**(21)**	(26)	**50**	(39)
Unallocated net liabilities[iii]							**(603)**	(196)
Group[iv] [v]	**12,611**	9,933	**679**	526	**511**	452	**1,536**	1,298

b) By geographical area of operation		Turnover year ended 31 December 2001 £m	2000 £m	Operating profit/(loss) before exceptional charges and goodwill amortisation, including share of results of joint ventures and associates year ended 31 December 2001 £m	2000 as restated £m	Operating profit/(loss) after exceptional charges and goodwill amortisation, including share of results of joint ventures and associates year ended 31 December 2001 £m	2000 as restated £m	Net assets/(liabilities) as at 31 December 2001 £m	2000 as restated £m
Great Britain:	continuing operations	11,699	9,656	558	516	425	452	818	967
	acquisitions[i]	159	–	51	–	47	–	618	–
	intra segment	(27)	–	–	–	–	–	–	–
		11,831	9,656	609	516	472	452	1,436	967
Rest of Europe:	continuing operations	12	10	1	2	1	2	(5)	(3)
	acquisitions[i]	–	–	1	–	(1)	–	56	–
		12	10	2	2	–	2	51	(3)
North America:	continuing operations	592	267	67	8	42	(2)	577	530
	acquisitions[i]	176	–	1	–	(3)	–	75	–
		768	267	68	8	39	(2)	652	530
Unallocated net liabilities[iii]								(603)	(196)
Group[iv] [v]		12,611	9,933	679	526	511	452	1,536	1,298

c) By geographical destination		Turnover 2001 £m	2000 £m
Great Britain:	continuing operations	11,094	9,258
	acquisitions[i]	159	–
	intra segment	(27)	–
		11,226	9,258
Rest of Europe:	continuing operations	607	391
North America:	continuing operations	600	284
	acquisitions[i]	176	–
		776	284
Rest of World:	continuing operations	2	–
Group[iv] [v]		12,611	9,933

(i) Acquisitions are explained in note 23 on pages 44 and 45.

(ii) Goldfish financial services includes the results of Goldbrand Development Limited from 3 August 2001. Previously the Group's share of Goldbrand Development Limited's results were included within share of operating profits/losses in joint ventures. The pre-acquisition 50% share of operating profit of Goldbrand Development Limited which arose between 1 January 2001 and 2 August 2001 amounted to £nil (Year ended 31 December 2000: £nil). The Group's 50% share up to 2 August 2001 has been included within share of joint venture results.

(iii) Unallocated net liabilities comprised:	2001 £m	2000 as restated £m
Fixed asset investments	52	75
Provision for share of joint venture net liabilities	–	(3)
Accrued interest	(2)	19
Dividends payable	(76)	(68)
Taxation	(144)	(102)
Debt, net of cash and money market investments (except for the Goldfish Bank working capital facility)	(433)	(117)
	(603)	(196)

(iv) The Group's share of operating profits of associates before exceptional charges and goodwill amortisation for the year ended 31 December 2001 was £nil (2000: £1 million) and after exceptional charges and goodwill amortisation for the year ended 31 December 2001 was a loss of £1 million (2000: profit of £1 million).

(v) The Group's share of turnover and operating profits of joint ventures for the year ended 31 December was:

	Turnover 2001 £m	2000 £m	Operating profit/(loss) *before exceptional charges* and goodwill amortisation 2001 £m	2000 £m	Operating profit/(loss) *after exceptional charges* and goodwill amortisation 2001 £m	2000 £m
UK energy supply	72	21	30	–	30	–
North America energy supply	–	13	–	–	–	–
AA road services	2	–	–	–	–	–
AA personal finance	44	40	17	14	17	14
Goldfish financial services	11	14	–	–	–	–
Other businesses	100	60	–	3	(1)	3
	229	148	47	17	46	17

4 Costs	Goodwill amortisation & exceptional charges £m	Other costs £m	Total £m (2001)	Goodwill amortisation & exceptional charges £m	Other costs as restated £m	Total as restated £m (2000)
Cost of sales[i]:						
Continuing operations before acquisitions	–	10,015	10,015	–	7,921	7,921
Acquisitions	–	209	209	–	–	–
Continuing operations	–	10,224	10,224	–	7,921	7,921
Operating costs[i]:						
Continuing operations before acquisitions	158	1,654	1,812	74	1,504	1,578
Acquisitions	8	101	109	–	–	–
Continuing operations	166	1,755	1,921	74	1,504	1,578
Total costs	166	11,979	12,145	74	9,425	9,499

	2001 £m	2000 £m
Group operating profit is stated after charging:		
Exceptional business integration costs[ii]	35	14
Exceptional energy trading costs[iii]	37	–
Exceptional other[iv]	8	–
	80	14
Amortisation of goodwill	86	60
Depreciation and amortisation:		
Owned assets[vii]	331	301
Leased assets	26	25
	357	326
Profit on disposal of fixed assets[v]	13	–
Operating lease rentals:		
Plant and machinery	7	12
Other	22	18
	29	30
Auditors' remuneration:		
Statutory audit		
Company	0.2	0.2
Subsidiary undertakings	1.4	1.1
Other audit	0.9	0.1
Other[vi]	7.1	10.4
	9.6	11.8

(i) Gas transportation costs of £1,759 million (2000: £1,736 million) and electricity transportation and distribution charges of £395 million (2000: £284 million) were included within cost of sales. Other distribution costs were not material and operating costs were all considered to be administrative expenses.

(ii) Business integration costs comprised £21 million in connection with AA activities, mainly relating to information technology systems, and £14 million on billing system rationalisation following the acquisition of One.Tel during 2001.

(iii) The Group has recognised operating losses of £37 million arising from the failure of Enron Corporation, a major participant in UK and North American energy markets which has filed for protection from its creditors. These losses comprise a provision of £30 million against amounts owed by an Enron subsidiary following the termination of profitable trading contracts and for which the Group has made claims for profits foregone, and £7 million in respect of the Group's share of market losses under UK energy market balancing arrangements and gas storage contracts.

(iv) Following a period of difficult trading conditions in the liquid petroleum gas (LPG) cylinder market, cylinder assets have been written down by way of an £8 million exceptional charge, of which £2 million relates to goodwill.

(v) Profit on sale of tangible fixed assets was £7 million and profit on sale of fixed asset investments was £6 million.

(vi) It is the Group's policy to seek competitive tenders for all major consultancy and advisory projects. Appointments are made taking into account other factors including expertise and experience. PricewaterhouseCoopers have been engaged on assignments additional to their statutory audit duties where their expertise and experience with the Group are particularly important, including tax advice and due diligence reporting on acquisitions. Non-audit charges comprise due diligence of £2.1 million (2000: £1.9 million), taxation advice of £1.2 million (2000: £0.4 million) and consulting projects of £3.8 million (2000: £8.1 million).

(vii) Depreciation and amortisation of owned assets for the year ended 31 December 2001 included £25 million (2000: £nil) of asset impairment as set out in note 11 on page 38. Of this impairment charge, £20 million has been treated as exceptional.

5 Directors and employees

a) Employee costs	2001 £m	2000 £m
Wages and salaries	**716**	627
Social security costs	**59**	64
Other pension and retirement benefits costs (see note 25)	**54**	60
Long Term Incentive Scheme	**14**	11
Employee Profit Sharing Scheme	**6**	9
	849	771

Details of directors' remuneration, share options, long term incentive scheme interests and pension entitlements on pages 21 to 23 of the remuneration report form part of these financial statements. Details of employee share schemes are given on pages 19 to 23 and in note 19 on page 42.

b) Average number of employees during the year	2001 Number	2000 Number
UK energy supply	**9,524**	8,800
British Gas home services	**9,681**	8,759
Telecommunications	**800**	111
North America energy supply	**438**	83
AA road services	**7,904**	7,730
AA personal finance	**2,007**	1,934
Goldfish financial services	**59**	27
Other businesses	**1,137**	861
	31,550	28,305
Great Britain	**30,832**	27,936
North America	**438**	83
Rest of Europe	**280**	286
	31,550	28,305

6 Net interest	2001 £m	2000 £m
Interest receivable:		
Interest receivable by the parent and subsidiary companies	**34**	38
Share of joint ventures' interest receivable[(i)]	**–**	2
	34	40
Interest payable:		
On bank loans and overdrafts	**(24)**	(21)
Finance lease charges	**(14)**	(18)
Notional interest arising on discounted items	**(20)**	(20)
Share of joint ventures' interest payable[(i)]	**(11)**	(3)
Other	**(8)**	(6)
	(77)	(68)
Net interest payable	**(43)**	(28)

Total interest receivable for the year ended 31 December 2001 was £57 million (2000: £58 million), including £23 million (2000: £18 million) of AA Personal Finance and Goldfish financial services product income included within turnover.

Total interest payable for the year ended 31 December 2001 was £77 million (2000: £68 million). No financial services product charges were included within cost of sales.

(i) The share of associates' interest payable/receivable is £nil (2000: £nil).

7 Tax

	2001 £m	2000 as restated £m
Tax on profit on ordinary activities		
The tax charge comprises:		
Current tax		
UK corporation tax	**148**	141
Foreign tax	**6**	1
Adjustments in respect of prior years:		
UK corporation tax	**(43)**	14
Foreign tax	**(2)**	–
Total current tax	**109**	156
Deferred tax		
Origination and reversal of timing differences	**(10)**	(74)
Deferred petroleum revenue tax (PRT) relief	**49**	4
Total deferred tax	**39**	(70)
Share of joint ventures' tax	**7**	3
Total tax on profit on ordinary activities	**155**	89

The differences between the total current tax shown above and the amount calculated by applying the standard rate of UK corporation tax to the profit before tax is as follows:

	2001 £m	2000 as restated £m
Profit on ordinary activities before tax	**468**	424
Less: share of joint venture and associates' profit before tax	**(34)**	(17)
Group profit on ordinary activities before tax	**434**	407
Tax on Group profit on ordinary activities at standard UK corporation tax rate of 30% (2000: 30%)	**130**	122
Effects of:		
Expenses not deductible for tax purposes, including goodwill amortisation	**61**	38
Depreciation in excess of capital allowances	**50**	50
Utilisation of tax losses and other short-term timing differences	**(40)**	(64)
Movement on deferred PRT provision	**(49)**	(4)
Higher tax rates on overseas earnings	**2**	–
Adjustments to tax charge in respect of previous periods	**(45)**	14
Group current tax charge for period	**109**	156

The Group earns its profits primarily in the UK, therefore the tax rate used for tax on profit on ordinary activities is the standard rate for UK corporation tax, currently 30%.

Fair values are attributed to fixed assets on acquisition of businesses and companies and amortisation or depreciation is subsequently provided based upon those amounts. Were the assets to be sold at the book values at the balance sheet date without the benefit of tax planning arrangements, the amount of tax that would be payable is estimated in aggregate to be £82 million of which £11 million is provided in the balance sheet as deferred tax. There is, however, no intention to sell any of these assets in the foreseeable future and therefore the crystallisation of the above tax charge is considered to be remote.

8 Dividends

	2001 £m	2000 £m
Interim dividend of 1.2p (2000: 1.1p) per ordinary share	**48**	44
Proposed final dividend of 1.9p (2000: 1.7p) per ordinary share	**76**	68
	124	112

The interim dividend was paid on 28 November 2001 and the proposed final dividend is payable on 19 June 2002 to shareholders on the register at the close of business on 3 May 2002. The final dividend accrual does not include £4 million of dividends payable in respect of share issues after the balance sheet date as detailed in note 29.

9 Earnings per ordinary share

Earnings per ordinary share has been calculated by dividing the earnings for the financial year of £323 million (2000 as restated: £335 million) by the weighted average number of ordinary shares in issue during the year of 3,984 million (2000: 3,976 million). The number of shares excluded 34 million ordinary shares (2000: 31 million), being the weighted average number of the Company's own shares on the Group balance sheet during the year.

The directors believe that the presentation of an adjusted basic earnings per ordinary share, being the basic earnings per ordinary share adjusted for exceptional charges and goodwill amortisation, assists with understanding the underlying performance of the Group. The reconciliation of basic to adjusted basic earnings per ordinary share is as follows:

	2001		2000 as restated	
	£m	Pence per ordinary share	£m	Pence per ordinary share
Earnings – basic	**323**	**8.1**	335	8.4
Exceptional items net of tax	**71**	**1.8**	11	0.3
Goodwill amortisation	**88**	**2.2**	60	1.5
Earnings – adjusted basic	**482**	**12.1**	406	10.2

In addition to basic and adjusted basic earnings per ordinary share, information is presented for diluted earnings per ordinary share. Under this presentation, there are no adjustments to the reported earnings for either 2001 or 2000, but the weighted average number of shares used as the denominator is adjusted. The adjustments relate mainly to notional share awards made to employees under the Long Term Incentive Scheme and the share options granted to employees under the Savings-related Share Option Scheme, as follows:

	2001 Million shares	2000 Million shares
Weighted average number of shares in issue	**3,984**	3,976
Estimated vesting of Long Term Incentive Scheme shares	**34**	27
Dilutive effect of shares to be issued at a discount to market value under the Savings-related Share Option Scheme	**43**	38
Potentially dilutive shares issuable under the Executive Share Option Scheme	**1**	1
Weighted average number of shares used in the calculation of diluted earnings per ordinary share	**4,062**	4,042

10 Intangible fixed assets – goodwill

	Group £m
Cost	
As at 1 January 2001	1,382
Acquisitions	314
Exchange adjustments	(12)
As at 31 December 2001	**1,684**
Amortisation	
As at 1 January 2001	73
Charge for the year	86
Impairment[i]	2
Exchange adjustments	(1)
As at 31 December 2001	**160**
Net book value	
As at 31 December 2001	**1,524**
As at 31 December 2000	1,309

There were no intangible fixed assets for the Company (2000: £nil).

(i) Liquid petroleum gas (LPG) goodwill was impaired by £2 million during the year.

11 Tangible fixed assets

	Group					Company
	Land and buildings[i] £m	Plant, equipment and vehicles[ii] £m	Power generation[ii] £m	Exploration and production[ii] £m	Total £m	Plant, equipment and vehicles[ii] £m
Cost						
As at 1 January 2001	109	542	–	3,242	3,893	50
Additions	19	183	–	91	293	16
Acquisitions	1	19	169	55	244	–
Disposals	(6)	(30)	–	(20)	(56)	(2)
Revision of abandonment asset	–	–	–	(36)	(36)	–
Exchange adjustments	–	(1)	–	(8)	(9)	–
As at 31 December 2001	**123**	**713**	**169**	**3,324**	**4,329**	**64**
Depreciation and amortisation						
As at 1 January 2001	30	235	–	1,692	1,957	31
Charge for the year[iii]	2	109	2	244	357	5
Disposals	(4)	(26)	–	(13)	(43)	–
As at 31 December 2001	**28**	**318**	**2**	**1,923**	**2,271**	**36**
Net book value						
As at 31 December 2001	**95**	**395**	**167**	**1,401**	**2,058**	**28**
As at 31 December 2000	79	307	–	1,550	1,936	19

(i) The net book value of the Group's land and buildings as at 31 December 2001 comprised freehold of £48 million (2000: £48 million), long leasehold of £26 million (2000: £27 million) and short leasehold of £21 million (2000: £4 million).

(ii) The net book value of the Group's tangible fixed assets held under finance leases as at 31 December 2001 within plant, equipment and vehicles was £9 million (2000: £9 million), power generation £167 million (2000: £nil) and within exploration and production was £136 million (2000: £160 million). The depreciation and amortisation charge for the year in respect of finance leased assets included £nil on plant equipment and vehicles, £2 million on power generation and £20 million on exploration and production assets. The Company had no assets held under finance leases (2000: £nil).

(iii) The depreciation charge for the year includes a £14 million impairment of telecommunication business assets, a £6 million impairment of liquid petroleum gas (LPG) cylinders, and a £5 million impairment of a gas field asset.

12 Fixed asset investments

	Joint ventures and associates				Group	Company[iii]
	Shares[i] £m	Loans £m	Own shares[ii] £m	Other investments £m	Total £m	£m
Share of net assets/cost						
As at 1 January 2001	(19)	44	52	5	82	814
Additions[v]	25	22	14	–	61	59
Disposals and transfers[vi]	39	(43)	(1)	–	(5)	–
Dividends receivable	(14)	–	–	–	(14)	–
Share of profits less losses for the year	27	–	–	–	27	–
Exchange adjustments	(1)	–	–	–	(1)	(16)
As at 31 December 2001	**57**	**23**	**65**	**5**	**150**	**857**
Goodwill						
As at 1 January 2001	12	–	–	–	12	–
Additions	60	–	–	–	60	–
Goodwill amortisation	(2)	–	–	–	(2)	–
As at 31 December 2001	**70**	**–**	**–**	**–**	**70**	**–**
Amounts written off						
As at 1 January 2001	(11)	–	(23)	(3)	(37)	–
Amortisation under long-term incentive schemes	–	–	(14)	–	(14)	–
Disposals and transfers	–	–	1	–	1	–
Impairments	(1)	(2)	–	–	(3)	–
As at 31 December 2001	**(12)**	**(2)**	**(36)**	**(3)**	**(53)**	**–**
Net book value						
As at 31 December 2001	**115**	**21**	**29**	**2**	**167**	**857**
As at 31 December 2000	(18)	44	29	2	57	814

(i) The Group's share of net assets of associates was £3 million. The Group's share of joint ventures' gross assets and gross liabilities principally comprised its interests in Humber Power Limited (a power station), Centrica Personal Finance Limited (AA and British Gas personal loans activities), AA Financial Services (AA credit card activities) and Luminus NV (energy supply).

The Group's share of joint ventures' gross liabilities included loans payable to the Group amounting to £12 million (2000: £22 million). The share of Humber Power Limited's gross liabilities includes £270 million of lease finance, of which £258 million are repayable after more than five years. Although the Group holds a majority of the voting rights in Humber Power Limited, it is restricted in its ability to exercise these rights under an agreement with the other shareholder. Consequently the investment has not been consolidated but has been accounted for as a joint venture.

						2001	2000
Investments in joint ventures[iv]	Humber Power Limited £m	Centrica Personal Finance Limited £m	AA Financial Services £m	Luminus NV £m	Other £m	**Total £m**	£m
Share of gross assets	357	212	48	59	33	**709**	264
Share of gross liabilities	(322)	(202)	(42)	(3)	(28)	**(597)**	(282)
	35	10	6	56	5	**112**	(18)

(ii) The Centrica Employees Share Trust held 39 million (2000: 35 million) shares in the Company. This represented 1% of the called up ordinary share capital (2000: 0.9%), which had a market value as at 31 December 2001 of £88 million and a nominal value of £2 million (2000: £90 million and £2 million respectively). During the year 1,272,944 shares were transferred from trust in respect of awards held by employees who had left the Group. All other investments were unlisted.

(iii) The Company's investments represented £788 million (2000: £759 million) of investment in subsidiary undertakings, being shares in subsidiaries of £222 million (2000: £222 million) and loans of £566 million (2000: £537 million), and interest-free loans of £69 million (2000: £55 million) from the Company to the Centrica Employees Share Trust.

(iv) A share of joint venture net liabilities of £nil (2000: £3 million) was included within provisions.

(v) On 16 March 2001 a 20% associate interest in The First Resort Limited was acquired for a consideration of £4 million, with goodwill of £5 million arising, which is being amortised over five years. On 25 May 2001 a 60% joint venture interest was acquired in Humber Power Ltd, for a consideration of £23 million which equated to the Group's share of the net assets of the company, with no goodwill arising. The Group has also made a loan to Humber Power Limited of £15 million. Since the acquisition, the Group has entered into tolling agreements with Humber Power Limited for 750 MWh of capacity through to 2014. On 28 September 2001 a 50% joint venture interest was acquired in Luminus NV for a consideration of £58 million, with goodwill arising of £55 million which is being amortised over ten years.

(vi) Energy America LLC became a 100% subsidiary of the Group on 19 January 2001 when the 72.5% interest not previously owned by the Group was acquired. On 3 August 2001 Goldbrand Development Limited also became a 100% subsidiary when the former joint venture partner's 50% interest was acquired. The Group's 40% interest in AG Solutions Limited was disposed of during the year for a consideration of £7 million.

The principal undertakings of the Group are listed in note 30 on page 55.

13 Stocks

	2001 £m	Group 2000 £m
Gas in storage	140	75
Other raw materials and consumables	44	23
Finished goods and goods for resale	9	25
	193	123

There were no stocks for the Company (2000: £nil).

14 Debtors

	Group 2001 within one year	Group 2001 after one year	Group 2000 within one year	Group 2000 after one year as restated	Company 2001 within one year	Company 2001 after one year	Company 2000 within one year	Company 2000 after one year as restated
Amounts falling due	£m	£m	£m	£m	£m	£m	£m	£m
a) Goldfish Bank debtors								
Trade debtors: loans and advances to customers	652	–	–	–	–	–	–	–
Prepayments and accrued income	2	–	–	–	–	–	–	–
Other	19	–	–	–	–	–	–	–
	673	–	–	–	–	–	–	–
(b) Other businesses' debtors								
Trade debtors	479	–	353	–	–	–	–	–
Accrued energy income	1,168	–	1,078	–	–	–	–	–
Amounts owed by Group undertakings	–	–	–	–	2,826	174	1,765	174
Deferred corporation tax	–	91	–	106	–	17	–	6
Other debtors	196	2	158	–	24	–	15	–
Prepayments and other accrued income:								
'Take or Pay'	7	2	84	3	–	–	–	–
Other	73	35	61	40	11	–	15	–
	80	37	145	43	11	–	15	–
	1,923	130	1,734	149	2,861	191	1,795	180

15 Current asset investments

	Group 2001 £m	Group 2000 £m	Company 2001 £m	Company 2000 £m
Money market investments[i]	454	197	250	24

(i) Current asset investments included £142 million (2000: £136 million) held by the Group's insurance subsidiary undertakings, £52 million of margin call deposits held as security in relation to energy trading positions, £50 million deposit held as security in relation to outstanding consideration in relation to the acquisition of the Goldfish credit card and £9 million (2000: £7 million) held by the Law Debenture Trust, on behalf of the Company, as security to cover unfunded pension liabilities. These amounts were not readily available to be used for other purposes within the Group.

16 Borrowings

	Group 2001 within one year	Group 2001 after one year	Group 2000 within one year	Group 2000 after one year	Company 2001 within one year	Company 2001 after one year	Company 2000 within one year	Company 2000 after one year
Amounts falling due	£m	£m	£m	£m	£m	£m	£m	£m
(a) Goldfish Bank borrowings								
Bank loans and overdrafts	610	–	–	–	–	–	–	–
(b) Other businesses' borrowings								
Bank loans and overdrafts	16	–	60	–	140	–	10	–
Bonds[i]	–	493	–	–	–	493	–	–
Commercial paper	307	–	111	–	307	–	111	–
Loan notes	5	–	5	–	–	–	–	–
Obligations under finance leases[ii]	33	105	29	126	–	–	–	–
	361	598	205	126	447	493	121	–

(i) Bonds are sterling denominated and repayable as follows: between one and two years £nil; between two and five years £100 million; and after five years £400 million. The bonds bear interest at fixed rates between 5.375% and 5.875%. The bonds have a face value of £500 million and are stated net of £7 million of issuance discount.

(ii) Group obligations under finance leases after more than one year as at 31 December 2001 were repayable as follows: between one and two years £37 million (2000: £34 million); between two and five years £68 million (2000: £92 million); and after five years £nil (2000: £nil).

17 Other creditors

	Group				Company			
	2001		2000		2001		2000	
	within one year	after one year	within one year as restated	after one year	within one year	after one year	within one year	after one year
Amounts falling due	£m	£m	£m	£m	£m	£m	£m	£m
Trade creditors	1,141	–	939	–	25	–	10	–
Amounts owed to Group undertakings	–	–	–	–	1,255	205	820	205
Taxation and social security	127	–	118	–	–	–	–	–
Other creditors	659	2	548	19	10	–	9	–
Accruals and deferred income:								
Transportation[i]	183	–	198	–	–	–	–	–
Other	685	32	613	25	79	–	76	–
	868	32	811	25	79	–	76	–
Dividend payable	76	–	68	–	76	–	68	–
	2,871	34	2,484	44	1,445	205	983	205

(i) The Group has the option to either prepay or accrue its transportation charges in Great Britain. For much of the year, the Group prepaid these charges.

18 Provisions for liabilities and charges

	As at 1 January 2001 as restated £m	Acquisitions and disposals £m	Revisions £m	Profit and loss charge £m	Utilised in the year £m	As at 31 December 2001 £m
Group						
Decommissioning costs	153	9	(36)	3	–	129
Deferred petroleum revenue tax	683	–	–	78	(242)	519
Deferred corporation tax[i]	110	(1)	–	25	–	134
Pension and other retirement benefits	89	–	–	28	(1)	116
Restructuring costs	23	–	–	–	(10)	13
Sales contract loss and renegotiation provisions	243	–	–	15	(31)	227
Other	64	–	–	7	(25)	46
	1,365	8	(36)	156	(309)	1,184
Company						
Pension costs	8	–	–	4	–	12
Restructuring costs	3	–	–	–	(1)	2
Other	21	–	–	16	(2)	35
	32	–	–	20	(3)	49

(i) *Group deferred tax (assets)/liabilities comprised:*

	Amounts provided		Potential amounts unrecognised	
	2001	2000 as restated	2001	2000 as restated
	£m	£m	£m	£m
Accelerated capital allowances	230	251	(93)	(64)
Deferred petroleum revenue tax relief	(156)	(205)	–	–
Other timing differences including losses carried forward	(31)	(42)	(105)	(134)
	43	4	(198)	(198)
Deferred corporation tax liability	134	110		
Deferred corporation tax asset included in debtors (note 14)	(91)	(106)		
	43	4		

There were potential unrecognised deferred corporation tax assets for the Company of £10 million (2000: £9 million).

Decommissioning costs

Provision has been made for the estimated net present cost of decommissioning gas production facilities at the end of their producing lives. The estimate has been based on proven and probable reserves, price levels and technology at the balance sheet date. The timing of decommissioning payments are dependent on the lives of a number of fields but are anticipated to occur between 2005 and 2042. The revision in the year is due to a reduction in the estimate for gas field abandonment costs. The profit and loss charge includes £3 million of notional interest.

Deferred petroleum revenue tax

The provision for tax on gas and oil activities has been calculated on a unit of production basis.

Deferred corporation tax

A deferred tax provision has been made in respect of accelerated capital allowances and other timing differences, net of recognised deferred tax assets. As required by FRS 19, deferred tax assets are only recognised when there is persuasive and reliable evidence that the assets can be realised. Detailed operating plans covering two years from the balance sheet date are used for deferred tax asset recognition purposes. Potential deferred tax asset utilisation falling outside that planning horizon is not currently recognised on the balance sheet. As encouraged by FRS 19, deferred tax asset recognition will be regularly reassessed.

18 Provisions for liabilities and charges continued

Pension and other retirement benefits

This provision includes the difference between charges to the profit and loss account and the contributions paid to the pension schemes in respect of retirement pensions and other related benefits.

Restructuring costs

The provision represents costs relating to surplus properties and redundancy. Surplus properties arose following the closure of retail operations in both British Gas Energy Centres and in the AA. The provision for redundancy costs mainly relates to AA integration and reflects restructuring plans announced. The majority of these sums are expected to be spent between 2002 and 2005.

Sales contract loss and renegotiation provisions

The sales contract loss provision represents the net present cost, using a risk-free discount rate, of expected losses on onerous long-term sales contracts, based on the difference between the contracted sales price and the expected weighted average cost of gas. These contracts terminate between 2005 and 2006. The profit and loss charge includes £15 million of notional interest.

In previous years, the Group renegotiated certain long-term 'Take or Pay' contracts which would have resulted in commitments to pay for gas that would be excess to requirements and/or at prices above likely market rates. The provision represents the net present cost of estimated payments due to suppliers as consideration for the renegotiations, and are due for settlement in periods between years 2002 and 2008.

Other

Other provisions principally cover estimated liabilities in respect of claims reflected in the Group's insurance subsidiaries, outstanding litigation, and provision for National Insurance (NI) in respect of long term incentive scheme liabilities. The NI provision was based on a share price of 222 pence as at 31 December 2001 (2000: 259.25 pence).

19 Called up share capital

	2001 £m	2000 £m
Authorised share capital of the Company		
4 950 000 000 ordinary shares of 5⁵/₉ pence each (2000: 4 950 000 000 ordinary shares of 5⁵/₉ pence each)	**275**	275
100 000 cumulative redeemable preference shares of £1 each	**–**	–
Allotted and fully paid share capital of the Company		
4 020 931 056 ordinary shares of 5⁵/₉ pence each (2000: 4 013 418 876 ordinary shares of 5⁵/₉ pence each)	**223**	223

During 2001 the following ordinary shares were allotted and issued on the exercise of employee share options:

For the year ended 31 December	2001	2000
Number	**7 512 180**	17 838 385
Nominal value (£m)	**0.4**	1
Consideration (£m)	**17**	43

	Options outstanding over ordinary shares 2001 million	2000 million	Latest exercise date	Exercise prices
Restructured executive share option scheme[i]	**2.2**	2.5	November 2004	81.060p to 90.266p
Centrica executive share option scheme[ii]	**5.6**	–	May 2011	240.05p
UK savings-related share option scheme[iii] [iv]	**78.0**	74.0	November 2006	46.4p to 202.6p
Irish savings-related share option scheme[iii]	**0.3**	0.3	May 2007	160.6p and 168.7p
Total as at 31 December	**86.1**	76.8		

(i) Details of the Restructured executive share option scheme appear on page 23 in note (i) to the table of directors interests in share options.
(ii) Details of the Centrica executive share option scheme appear in the paragraph with that heading on page 20.
(iii) Details of the UK savings-related share option scheme and the Irish savings-related share option scheme appear on page 19 under the paragraph headed Employee share schemes.
(iv) As permitted by UITF 17 (revised 2000), the Group has not recognised the cost of awards to employees, on the basis that it operates a UK Inland Revenue approved sharesave scheme.

The closing price of a Centrica ordinary share on 31 December 2001 was 222 pence (2000: 259.25 pence).

Long term incentive scheme

As at 31 December 2001, 40 million shares were outstanding in respect of allocations made under the long term incentive scheme, which includes allocations (23 million shares) that are subject to performance conditions and allocations (17 million shares) that have reached the conclusion of the performance period but are subject to a two-year retention period. Details of the operation of the long term incentive scheme, in which the executive directors participate, can be found in the remuneration report on page 20 under the paragraph headed Long Term Incentive Scheme.

The Centrica employees share trusts (the trusts) were established to acquire ordinary shares of the Company, by subscription or purchase, with funds provided by way of interest-free loans from the Company to satisfy rights to shares on the vesting of allocations made under the Company's long-term incentive arrangements.

As at 31 December 2001, the trusts held 39 million ordinary shares in the Company which had a market value of £88 million (2000: 35 million ordinary shares with a market value of £90 million). Dividends due on shares held in trust are waived in accordance with the trust deeds. All administration costs are borne by the Group.

20 Reserves

	Group				Company		
	Share premium account £m	Merger reserve £m	Profit and loss account(i) £m	Total £m	Share premium account £m	Profit and loss account(ii) £m	Total £m
As at 1 January 2001 as previously stated	45	467	458	970	45	1,370	1,415
Prior year adjustment (note 2)	–	–	105	105	–	6	6
As at 1 January 2001 as restated	45	467	563	1,075	45	1,376	1,421
Retained profit for the year(iii)	–	–	199	199	–	(113)	(113)
Goodwill adjustment(iv)	–	–	(2)	(2)	–	–	–
Issue of ordinary share capital(v)	17	–	(10)	7	17	–	17
As at 31 December 2001	**62**	**467**	**750**	**1,279**	**62**	**1,263**	**1,325**

(i) Cumulative goodwill taken directly to the profit and loss reserve as at 31 December 2001 amounted to £85 million (2000: £85 million). This goodwill had been taken to reserves as a matter of accounting policy and will be charged in the profit and loss account should there be a subsequent disposal of the business to which it related.

(ii) As permitted by section 230(3) of the Companies Act 1985, no profit and loss account is presented for the Company. The Company's profit for the financial year was £11 million (2000 as restated: £999 million).

(iii) Exchange gains of £18 million (2000: £6 million) on foreign currency borrowings have been offset in reserves against exchange losses, of an equivalent amount, on the net investment in overseas undertakings.

(iv) The goodwill adjustment arose on the acquisition of the balance of 72.5% of Energy America not previously owned by the Group.

(v) The share issue movement in the Group profit and loss account represented the difference between the share issue prices (being the market prices on the date of exercise of options) and the share option prices. This difference was funded by the Company and its subsidiaries. Shares were allotted to a qualifying share ownership trust, for subsequent transfer to eligible employees, who have exercised options.

21 Movement in shareholders' funds

	Group		Company	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Shareholders' funds as at 1 January as previously stated	**1,193**	967	**1,638**	714
Prior year adjustment (note 2)	**105**	99	**6**	–
Shareholders' funds as at 1 January as restated	**1,298**	1,066	**1,644**	714
Profit attributable to the Group/Company	**323**	335	**11**	999
Dividends	**(124)**	(112)	**(124)**	(112)
Goodwill adjustment	**(2)**	–	**–**	–
Issue of shares net of reserves transfers	**7**	9	**17**	43
Net movement in shareholders' funds for the financial year	**204**	232	**(96)**	930
Shareholders' funds as at 31 December as restated	**1,502**	1,298	**1,548**	1,644

22 Minority interests

	Equity £m
At 1 January 2001	–
Acquisition of subsidiary undertakings	44
Loss on ordinary activities after taxation	(10)
At 31 December 2001	**34**

Minority interests at 31 December 2001 relate to a 30% economic interest held by Lloyds TSB Bank plc in the Goldfish Bank Limited and an aggregate 49.9% interest in Golf England Limited held by the English Golf Union and Advanced Wave Limited. No non-equity minority interests were held.

23 Acquisitions

During the year the Group acquired controlling interests in Energy America LLC (Energy America), One.Tel plc (One.Tel), two gas fired power station businesses (Power Stations), Goldbrand Development Limited and the Goldfish credit card business (Goldfish), and the assets and undertakings of Enron Direct Limited (Enron Direct). The Group also made a number of smaller acquisitions which are aggregated in section f. The acquisition method of accounting was adopted in all cases.

The analysis of assets and liabilities acquired, and the fair value of these acquisitions were as follows:

a) Energy America

	Book value £m	Accounting policy alignment[iii] £m	Fair value £m
Intangible fixed assets	5	(5)	–
Tangible fixed assets	2	(1)	1
Stock	6	–	6
Debtors (amounts falling due within one year)	30	–	30
Bank overdrafts	(12)	–	(12)
Creditors (amounts falling due within one year)	(19)	–	(19)
Borrowings (amounts falling due after more than one year)	(21)	–	(21)
Net liabilities acquired	(9)	(6)	(15)
Goodwill arising[iv]			54
Cash consideration			39

(i) The Group acquired the remaining 72.5% of shares not previously owned in Energy America on 19 January 2001.
(ii) The loss after tax for Energy America from 1 January 2000 to 19 January 2001 was £25 million.
(iii) Adjustments were made to align the accounting policies of Energy America with those of the Group.
(iv) Goodwill arising is amortised over 15 years.

b) One.Tel

	Book and Fair value £m
Tangible fixed assets	14
Debtors (amounts falling due within one year)	23
Cash	4
Creditors (amounts falling due within one year)	(47)
Lease borrowings (amounts falling due within one year)	(3)
Lease borrowings (amounts falling due after more than one year)	(12)
Net liabilities acquired	(21)
Goodwill arising[iii]	54
Cash consideration	33

(i) The Group acquired One.Tel on 3 July 2001.
(ii) The profit after tax and minority interests for One.Tel from 1 July 2000 to 3 July 2001 was £1.4 million
(iii) Goodwill arising is amortised over 15 years.

c) Power Stations

	Fair value £m
Tangible fixed assets	169
Stock	9
Creditors (amounts falling due within one year)	(1)
Net assets acquired	177
Cash consideration	177

(i) The Group acquired the operations and the entire economic interest in two gas fired power stations from Anglian Power Generators Limited and Peterborough Power Limited on 19 October 2001 by way of long term lease arrangements in exchange for a single cash payment.
(ii) Prior to acquisition the power stations formed part of the above legal entities, and in the circumstances it is not practical to provide details of book values on acquisition or of results for financial periods before acquisition.

d) Goldfish

	Book and Fair value £m
Debtors receivable within one year	692
Cash	2
Borrowings due within one year	(34)
Other creditors due within one year	(25)
Net assets acquired	635
Goodwill arising[iv]	143
Consideration	778
Consideration:	
Cash	710
Deferred consideration	68
	778

(i) Prior to 3 August 2001 the Group had a 50% joint venture interest in Goldbrand Development Limited. On 3 August the remaining 50% interest in Goldbrand Development Limited was acquired by the Group. Full economic interest in the Goldfish credit card did not transfer until 3 September 2001. The credit card debt book principal balances were acquired from our former joint venture partner on 28 December 2001, and hence the book value of the credit card receivables included in the table above, are as at that date. Other balances in the table are as at 3 September 2001, being the date full economic interest passed to the Group. The results of the credit card business have been consolidated from that date.

(ii) On 28 December 2001 the credit card business transferred to Goldfish Bank Limited, a subsidiary in which the Group has a 70% economic interest. Lloyds TSB Bank plc owns the remaining 30% economic interest and under an arrangement with them, they were entitled to a 30% economic interest in the Goldfish credit card between 3 September 2001 and 28 December 2001. A working capital facility has been made available by Lloyds TSB Bank plc primarily to fund credit card receivables. On 28 December 2001 £590 million was drawn down under the facility. Within the Group Cash Flow statement the net cash outflow relating to the acquisitions has been reduced by £590 million, being the cash derived from the facility.

(iii) A single share in Goldbrand Development Limited has been retained by the former joint venture partner on a temporary basis until deferred consideration payable is fully settled.

(iv) Goodwill arising is being amortised over 10 years.

e) Enron Direct

	Book value £m	Fair Value Adjustments[iii] £m	Fair value £m
Tangible fixed assets	1	–	1
Debtors (amounts falling due within one year)	70	(22)	48
Net assets acquired	71	(22)	49
Goodwill arising[iv]			49
Cash consideration			98

(i) The Group acquired the business and certain assets from the administrator of Enron Direct Limited on 5 December 2001.

(ii) Prior to acquisition the business and assets acquired formed part of Enron Direct Limited. In the circumstances it is not practical to provide details of results for financial periods before acquisition and the book value has been assumed to be the face value of debtors acquired.

(iii) The book value of assets and liabilities has been adjusted to align with the fair value of the assets and liabilities acquired. In view of the short period since acquisition, it has not been feasible to conclude the fair values of assets and liabilities. Accordingly the values stated above are provisional.

(iv) Goodwill arising is amortised over 15 years.

f) Other acquisitions

	Book value £m	Accounting policy alignments[ii] £m	Fair value adjustments £m	Fair value £m
Tangible fixed assets	58	(2)	3	59
Stock	1	–	–	1
Debtors (amounts falling due within one year)	3	–	–	3
Cash	11	–	–	11
Creditors (amounts falling due within one year)	(8)	–	–	(8)
Borrowings (amounts falling due after more than one year)	(1)	–	–	(1)
Provisions for liabilities and charges	(18)	1	–	(17)
Net assets acquired	46	(1)	3	48
Goodwill arising[iii]				14
Consideration				62
Consideration:				
Cash				55
Deferred consideration[iv]				7
				62

(i) During the year, the Group acquired Greensource Limited (on 13 June 2001), Yorkshire Armada Limited (on 30 November 2001), and Trolhurst Limited (on 30 November 2001), and the assets and businesses of National Homecare (on 28 June 2001), the Halfords Service Centres (on 1 September 2001), and interests in a number of gas fields (on 14 May 2001 and 21 December 2001).

(ii) Adjustments were made to align the accounting policies of the acquired businesses with those of the Group.

(iii) Goodwill is being amortised over periods up to 20 years.

(iv) The deferred consideration comprises loan notes in connection with the acquisition of Trolhurst Limited.

24 Notes to the Group cash flow statement

a) Reconciliation of operating profit to operating cash flow	2001 £m	2000 as restated £m
Group operating profit	**466**	434
Exceptional charges	**80**	14
Group operating profit before exceptional charges	**546**	448
Amortisation of goodwill	**86**	60
Depreciation and impairment	**337**	326
Amortisation of investments	**14**	11
Profit on sale of investments	**(6)**	–
Profit on sale of fixed assets	**(7)**	–
Provisions	**(173)**	44
Decrease in working capital:		
Stocks – (increase)	**(54)**	(24)
Goldfish Bank debtors – decrease	**19**	–
Goldfish Bank working capital facility – increase[i]	**20**	–
Other debtors – (increase)	**(89)**	(341)
Other creditors – increase	**176**	615
	72	250
Cash inflow from operating activities before exceptional payments:		
Continuing operations before acquisitions	**773**	1,115
Acquisitions	**96**	24
Continuing operations	**869**	1,139
Payments relating to exceptional charges:		
Contract renegotiations	**(13)**	(30)
Business integration	**(27)**	(38)
Discontinued operations' closure costs	**–**	(8)
Other	**(4)**	–
	(44)	(76)
Cash inflow from operating activities after exceptional payments	**825**	1,063

(i) The Goldfish Bank working capital facility primarily finances the Goldfish Bank credit card and other receivable balances. In accordance with generally accepted practice for banking activities, movements on this working capital facility are included within operating cash flow rather than within financing. The initial drawdown of the facility of £590 million on 28 December 2001, being the day the Goldfish credit card receivables were acquired, is included within acquisitions (note 24e). The movement included within operating cash flow above has arisen since that date.

b) Returns on investments and servicing of finance	2001 £m	2000 £m
Interest received	**27**	39
Interest paid	**(28)**	(34)
Interest element of finance lease rental payments	**(14)**	(18)
	(15)	(13)

(i) Interest income/charges on banking receivables and related working capital facilities are included within operating cash flow in note 24a.

c) Taxation paid	2001 £m	2000 £m
UK corporation tax paid	**(109)**	(147)
Overseas tax paid	**(6)**	(1)
Consortium tax relief received	**6**	1
	(109)	(147)

d) Capital expenditure and financial investment	2001 £m	2000 £m
Purchase of tangible fixed assets – acquisitions	**–**	(6)
– other operations	**(312)**	(151)
Sale of tangible fixed assets	**11**	17
Purchase of own shares	**(14)**	(23)
Loans to joint ventures	**(22)**	(2)
	(337)	(165)

24 Notes to the Group cash flow statement continued

e) Acquisitions and disposals	2001 £m	2000 £m
Payments on acquisition of Goldfish	**(710)**	–
Payments on acquisition of other subsidiary undertakings	**(402)**	(516)
Payments on acquisition of joint ventures and associates	**(80)**	(1)
Payments of deferred consideration[ii]	**(17)**	(63)
Total cash payments	**(1,209)**	(580)
Cash acquired	**17**	–
Overdraft acquired	**(12)**	(10)
Drawdown from Goldfish Bank working capital facility[i]	**590**	–
Proceeds from disposals	**7**	–
	(607)	(590)

(i) The Goldfish Bank working capital facility was made available by Lloyds TSB Bank plc on the day the Goldfish credit card receivable balances were acquired (28 December 2001).

(ii) In 2001, performance related payments of deferred consideration were made to a marketing partner of Direct Energy Marketing Limited. In 2000, payments of deferred consideration represented a capital payment on exercise of the Group's option to acquire the remaining 25% of the preference shares in Accord Energy Limited.

f) Management of liquid resources	2001 £m	2000 £m
Net (purchase)/sale of current asset investments[i]	**(257)**	92

(i) Liquid resources comprised short-term deposits with banks which mature within one year of the date of inception.

g) Financing	2001 £m	2000 £m
Debt due within one year:		
Net increase/(decrease) in short-term borrowings	**196**	(82)
Repayment of loans	**(22)**	(54)
Capital element of finance lease rentals	**(32)**	(32)
Bonds issued	**493**	–
Investment in Goldfish Bank by minority shareholders	**44**	–
Issue of ordinary share capital	**7**	9
	686	(159)

h) Analysis of debt, net of cash and money market investments	As at 1 January 2001 £m	Cash flow £m	Debt acquired (excluding cash and overdrafts) £m	Exchange adjustments £m	As at 31 December 2001 £m
Cash at bank and in hand	17	43	–	12	**72**
Overdrafts	(60)	44	–	–	**(16)**
		87			
Bonds	–	(493)	–	–	**(493)**
Loan notes due within one year	(5)	–	–	–	**(5)**
Obligations under finance leases	(155)	32	(15)	–	**(138)**
Goldfish Bank working capital facility[i]	–	(610)	–	–	**(610)**
Bank loans	–	22	(22)	–	**–**
Other borrowings	(111)	(196)	–	–	**(307)**
		(1,245)			
Current asset investments	197	257	–	–	**454**
	(117)	(901)	(37)	12	**(1,043)**
Of which:					
Goldfish Bank working capital facility	–	(610)	–	–	**(610)**
Other net debt	(117)	(291)	(37)	12	**(433)**
	(117)	(901)	(37)	12	**(1,043)**

(i) The Goldfish Bank working capital facility cashflow comprises an initial £590 million drawdown on 28 December 2001 and a subsequent drawdown of £20 million up to 31 December 2001.

25 Pensions

Substantially all of the Group's UK employees as at 31 December 2001 were members of one of the four main schemes in the Group; the Centrica Staff Pension Scheme, the Centrica Engineers Pension Scheme, the Centrica Management Pension Scheme (formerly the AA Management Pension Scheme) and the AA Staff Pension Scheme. These defined benefit schemes are funded to cover pension liabilities in respect of service up to the balance sheet date. They are subject to independent valuations at least every three years, on the basis of which the qualified actuary certifies the rate of employers' contributions which, together with the specified contributions payable by the employees and proceeds from the Schemes' assets, are expected to be sufficient to fund the benefits payable under the Schemes.

The Centrica Unapproved Pension Scheme is an unfunded arrangement which provides benefits to certain employees whose benefits under the main schemes would otherwise be limited by the 'earnings cap'.

Independent actuarial valuations for Statement of Standard Accounting Practice (SSAP) 24 purposes as at 31 March 2001 showed aggregate actuarial asset values and those values relative to benefits due to members, (calculated on the basis of pensionable earnings and services as at 31 March 2001 on an ongoing basis using the projected unit method) as follows:

	Asset values £m	Asset values relative to liabilities %
Centrica Staff	713	105
Centrica Engineers	396	106
Centrica Management	254	115
AA Staff	676	117

The long-term assumptions applied to calculate Group pension costs, as agreed with the independent actuary, are set out below.

	2001 %	2000 %
Rate of price inflation and pension increases	**2.50**	3.00
Annual rate of return on investments	**6.70**	7.25
Future increases in employee earnings	**4.50**	5.00
Dividend growth	**3.75**	3.75

The pension costs arising, together with unfunded pension costs, and the reconciliation to the balance sheet provision was as follows:

	2001 £m	2000 £m
Regular pension costs	**84**	77
Amortisation of surplus	**(21)**	(12)
	63	65
Interest	**(12)**	(6)
Net pension costs	**51**	59
Contributions paid	**(26)**	(45)
Increase in provision for pension costs	**25**	14
Balance sheet provision as at 1 January	**73**	59
Balance sheet provision as at 31 December	**98**	73

Other retirement benefits

The Group has a commitment to provide post-retirement private medical insurance cover for certain AA current and past employees. The triennial independent actuarial valuation undertaken as at 31 December 2001, assuming a 2.5% per annum real increase in premiums disclosed a liability of £27 million. The net cost to the Group of other retirement benefits on a SSAP 24 basis was £3 million (2000: £1 million).

25 Pensions continued

Additional disclosures regarding the Group's defined benefit pension schemes, the unapproved pension arrangement and the post retirement medical plan are required under the transitional provisions of FRS 17, Retirement benefits. The disclosures provide information which will be necessary for full implementation of FRS 17 in due course.

Full actuarial valuations of the approved pension schemes were carried out as at 31 March 2001, and of the unapproved pension scheme as at 6 April 2001, which have been updated to 31 December 2001 for the purposes of meeting the requirements of FRS 17. A full valuation of the post-retirement medical liabilities was carried out as at 31 December 2001. Investments have been valued, for this purpose, at market value.

The major assumptions used for the actuarial valuation were:

	31 December 2001 %
Rate of increase in employee earnings	4.5
Rate of increase in pensions in payment	2.5
Discount rate	5.8
Inflation assumption	2.5

The market value of the assets in the schemes, the present value of the liabilities in the schemes and the expected rate of return at the balance sheet date were:

As at 31 December 2001	Expected rate of return per annum %	Valuation £m
Equities	8.0	1,759
Bonds	5.2	274
Property	7.1	60
Cash and other assets	4.5	100
Total of fair value of assets	7.5	2,193
Present value of schemes liabilities		(2,526)
Deficit in the schemes		(333)
Related deferred tax asset		100
Net pension liability		(233)

Under SSAP 24 the balance sheet on page 27 includes a provision of £116 million as at 31 December 2001. Had FRS 17 been implemented in full as at that date the net assets of the Group would have been reduced by £117 million.

Had FRS 17 been implemented in full for 2001 then the net charge for pension costs in the profit and loss account would have increased by £16 million compared with that under SSAP 24, as set out below:

For the year ended 31 December 2001	FRS 17 £m	SSAP 24 £m	Increase/ (decrease) £m
Amount charged to operating profit	107	54	53
Amount credited to net finance income	(37)	–	(37)
Net charge to profit and loss account	70	54	16

26 Commitments and contingencies

a) Capital expenditure

As at 31 December 2001, the Group had placed contracts for capital expenditure amounting to £31 million (2000: £45 million). There were £1 million of capital expenditure commitments for the Company (2000: £8 million).

b) Decommissioning costs

Centrica plc and its wholly owned subsidiary, Hydrocarbon Resources Limited, have agreed to provide security to BG International Limited, which, as original licence holder for the Morecambe gas fields, will have exposure to decommissioning costs relating to the Morecambe gas fields should liabilities not be fully discharged by the Group. The security is to be provided when the estimated future net revenue stream from the Morecambe gas fields falls below 150% of the estimated cost of such decommissioning. The nature of the security may take a number of different forms and will remain in force unless and until the costs of such decommissioning have been irrevocably discharged and the relevant Department of Trade and Industry decommissioning notice in respect of the Morecambe gas fields has been revoked.

c) Lease commitments

As at 31 December 2001 operating lease commitments of the Group for the following year were:

	Land and buildings		Other	
	2001 £m	2000 £m	**2001 £m**	2000 £m
Expiring:				
Within one year	**–**	3	**3**	12
Between one and five years	**5**	1	**23**	10
After five years	**42**	15	**10**	–
	47	19	**36**	22

As at 31 December 2001 there were £2 million of land and building operating lease commitments for the Company (2000: £2 million). The Company has guaranteed operating lease commitments of a subsidiary undertaking as at 31 December 2001 of £4 million (2000: £4 million) in respect of land and buildings.

There were no commitments as at 31 December 2001 under finance leases entered into, but for which inception occurs after 31 December 2001 (2000: £nil), for the Group and the Company.

d) Litigation

The Group has a number of outstanding disputes arising out of its normal activities, for which appropriate provisions have been made.

e) Guarantees and indemnities

The Company has a £935 million bilateral credit facility (2000: £935 million). Hydrocarbon Resources Limited and British Gas Trading Limited have guaranteed, jointly and severally, to pay on demand any sum which the Company does not pay in accordance with the facility agreement.

Arising from the arrangements effected at the time of demerger, the Group has indemnified Transco plc in respect of payments and/or losses, damages, claims, expenses or liabilities of any nature, arising out of or in connection with the Group's performance under certain long-term interruptible contracts which Transco plc has guaranteed to third parties.

The Company and Transco plc have agreed, subject to certain limitations, to indemnify each other against certain actual and contingent liabilities associated with their respective businesses.

In relation to the sale and leaseback of Morecambe gas field tangible fixed assets recorded in these financial statements, the Company has given guarantees amounting to £116 million (2000: £205 million).

The Company has given guarantees in connection with the finance lease obligations relating to Humber Power Limited referred to in note 12, limited to 60% of any liability.

The Company has given guarantees in connection with the lease arrangements of King's Lynn and Peterborough power stations.

The Company has given guarantees to various counterparties in relation to wholesale energy trading and to third parties in respect of gas production liabilities.

In connection with their energy trading and upstream activities, certain group companies have entered into contracts under which they may be required to provide credit support in the event of changes in credit rating.

As at 31 December 2001 the Company had an outstanding guarantee commitment to the value of £225 million in favour of Transco plc to cover liabilities in place as at that date (31 December 2000: £250 million), relating to gas pipeline transportation charges.

Following the closure of the Energy Centres operations in July 1999, guarantees have been signed on certain former Energy Centre properties as a result of the reassignment of leases.

f) Gas purchase contracts

The Group is contracted to purchase 46 billion therms of gas (2000: 65 billion therms) in Great Britain under long-term contracts at prices, mainly determined by various baskets of indices, which may exceed market prices from time to time. In the face of full competition in the market for gas, the Group's exposure has over a period of years been reduced by the renegotiation of lower volumes and/or prices under certain contracts and by entering into long-term sales contracts. Since January 1996 these actions, affecting 60 billion therms, have been achieved at a net present cost to the Group of £1,405 million. Whilst there remains uncertainty regarding future prices and market share, in the opinion of the directors, no general provision for onerous contract losses is required.

The total volume of gas to be taken under these long-term contracts depends upon a number of factors, including the actual reserves of gas that are eventually determined to be extractable on an economic basis. Based upon the minimum volume of gas that the Group is contracted to pay for in any year, the profile of the contract commitments, after taking account of the renegotiations referred to above, is estimated as follows:

	2001 million therms	2000 million therms
Within five years	**29,900**	37,400
After five years	**15,900**	27,900
	45,800	65,300

The directors do not consider it feasible to estimate the actual future cost of committed gas purchases as the Group's weighted average cost of gas from these contracts is subject to indexation. As a consequence of indexation, the Group's average cost of gas from its long-term contracts for the three month period ended 31 December 2001 was 20.8 pence per therm (three month period ended 31 December 2000: 19.5 pence per therm). Applying this value would imply a Group financial commitment of approximately £9.5 billion (2000: £12.7 billion).

The commitment profile is set out below:	**2001 £m**	2000 £m
Within one year	**1,900**	1,900
Between one and five years	**4,300**	5,400
After five years	**3,300**	5,400
	9,500	12,700

g) Other

The Group's use of financial instruments is explained in the financial review on pages 16 and 17 and in note 28 on pages 51 to 54.

27 Related party transactions

a) Joint ventures and associates

	2001 £m	2000 £m
Purchases for the year ended 31 December:		
AccuRead Limited	32	33
Humber Power Limited[ii]	48	–
AG Solutions Limited (an associate)	9	18
Loans given in the year ended 31 December:		
Humber Power Limited	15	–
Spalding Energy Company Limited	4	–
Aldbrough Limited	2	–
Goldbrand Development Limited	1	2
Loans receivable outstanding as at 31 December:		
Humber Power Limited	15	–
Spalding Energy Company Limited	4	–
Aldbrough Limited	2	–
Goldbrand Development Limited	–	42

(i) All other transactions with joint ventures and associates were not material to the Group. Goldbrand Development Limited became a wholly owned subsidiary on 3 August 2001.
(ii) The Group had a creditor balance at 31 December 2001 with Humber Power Limited of £18 million (2000: £nil)

b) Pension schemes
In 2001 the Group incurred £1 million (2000: £1 million) of administrative costs relating to Group Pension Schemes.

c) Other
Lloyds TSB Bank plc have a 30% economic interest in Goldfish Bank Limited. Lloyds TSB Bank plc have made available an £850 million working capital facility to Goldfish Bank Limited, of which £610 million had been drawn down as at 31 December 2001.

The Group has also entered into several derivative transactions with Lloyds TSB Bank plc to hedge against interest rate fluctuations. Other activity with Lloyds TSB Bank plc included interest receivable of £1 million, interest payable of £1 million and administrative charges incurred of £14 million. Creditors as at 31 December 2001 included £26 million due to Lloyds TSB Bank plc.

28 Financial instruments

The Group's use of financial instruments is explained under the heading of 'Financial risk management' in the financial review on pages 16 and 17. The related accounting policies are explained in note 1 on page 31. As permitted within FRS 13, the disclosures set out below in 28a and 28c through 28g exclude short-term debtors and creditors. Additional information on Goldfish Bank interest rate sensitivities is provided in note 28h below.

a) Interest rate risk profile of financial instruments
Financial assets

The interest rate risk profile of the Group's financial assets as at 31 December was as follows:

	2001 Canadian Dollar	2000 Canadian Dollar	2001 Sterling	2000 Sterling	2001 Total	2000 Total
Floating interest rate (£m)	67	13	475	196	542	209
Fixed interest rate (£m)	–	–	5	49	5	49
No interest receivable (£m)	–	–	15	–	15	–
Total financial assets (£m)	67	13	495	245	562	258
Weighted average fixed interest rate (%)	–	–	7.4	11.3	7.4	11.3
Weighted average period for which rate is fixed (months)	–	–	10	9	10	9
Weighted average period for which no interest is receivable (months)	–	–	2	–	2	–

With the exception of uncleared items, floating rate financial assets attract interest rates mainly based upon LIBOR for periods of one year or less.

After taking into account forward foreign currency swaps, the interest rate profile of the Group's financial liabilities as at 31 December was as follows:

	2001 Canadian Dollar	2000 Canadian Dollar	2001 Sterling	2000 Sterling	2001 Total	2000 Total
Floating interest rate (£m)	–	–	(1,070)	(321)	(1,070)	(321)
Fixed interest rate (£m)	(3)	(3)	(496)	(7)	(499)	(10)
No interest payable (£m)	–	–	(28)	(15)	(28)	(15)
Total financial liabilities (£m)	(3)	(3)	(1,594)	(343)	(1,597)	(346)
Weighted average fixed interest rate (%)	6	6	5.8	8.3	5.8	7.6
Weighted average period for which rate is fixed (months)	21	27	113	35	113	32
Weighted average period for which no interest is payable (months)	–	–	15	20	15	20

With the exception of uncleared items, floating rate financial liabilities bear interest at rates based upon LIBOR for periods of one day to six months.

b) Currency risk
Sterling and Canadian dollars were the functional currencies for all material operations in 2001 and 2000. There were no material monetary assets and liabilities in currencies other than these functional currencies, except for £16 million of monetary assets denominated in euros (2000: £20 million) and £69 million (2000: £nil) of monetary assets denominated in US dollars. The euro assets represented short-term cash flow timing differences on European gas trading. The US assets mostly represent activity in Energy America (see note 23). In the UK the cost of gas under long-term purchase contracts is dependent upon indices, which in part are influenced by US$ denominated oil prices. An element of the foreign (US$) exchange risk so arising was hedged using forward foreign currency contracts (see note 28g on page 53).

c) Maturity of financial liabilities
The maturity profile of the Group's financial liabilities as at 31 December was as follows:

	Borrowings[i] £m	Other financial liabilities £m	2001 Total financial liabilities £m	Borrowings[i] £m	Other financial liabilities £m	2000 Total financial liabilities £m
In one year or less, or on demand	971	20	991	205	8	213
In more than one year but not more than two years	38	2	40	34	2	36
In more than two years but not more than five years	167	4	171	92	4	96
In more than five years	400	2	402	–	1	1
	1,576	28	1,604	331	15	346

(i) See note 16 on page 40. Borrowings include £500 million of bonds, gross of the issue discount of £7 million.

d) Borrowing facilities
As at 31 December 2001, the Group had undrawn committed borrowing facilities, in which all conditions precedent had been met at that date, of £935 million (2000: £935 million). Of these facilities, 50% mature during 2002, whilst the remainder do not mature until 2003. In addition the Group has access to a number of uncommitted facilities.

The principal debt facilities in use by the Group as at 31 December 2001 were a US commercial paper programme of US$2,000 million (2000: US$1,250 million) and a euro medium term note (EMTN) programme of US$2,000 million (2000: US$nil). As at 31 December 2001, US$446 million (£307 million) had been issued under the commercial paper programme (2000: US$160 million) and bonds totalling £500 million (2000: £nil) had been issued under the EMTN programme. Of the commercial paper issued, US$345 million had been swapped into sterling, and the remainder was held in US$. In relation to the bonds, 20% mature between 2 and 5 years and 80% mature after 5 years.

Goldfish Bank Limited also has a £850 million borrowing facility from Lloyds TSB Bank plc, from which £610 million was drawn down at 31 December 2001.

e) Fair values of financial assets and liabilities

The following table shows the book and fair values of the Group's financial instruments as at 31 December:

	2001 Book value £m	2001 Fair value £m	2000 Book value £m	2000 Fair value £m
Primary financial instruments held or issued to finance the Group's operations:				
Cash at bank and in hand and current asset investments(i)	**526**	**526**	214	214
Humber Power loan	**15**	**15**	–	–
Other financial assets(ii)	**21**	**21**	44	44
	562	**562**	258	258
Bank loans and overdrafts(i)	**(16)**	**(16)**	(60)	(60)
Commercial paper(iv)	**(307)**	**(307)**	(111)	(111)
Goldfish Bank	**(610)**	**(610)**	–	–
Bonds(vi)	**(493)**	**(491)**	–	–
Finance lease borrowings(iii)	**(138)**	**(154)**	(155)	(170)
Loan notes(i)	**(5)**	**(5)**	(5)	(5)
Other financial liabilities(i)	**(28)**	**(28)**	(15)	(15)
	(1,597)	**(1,611)**	(346)	(361)
Derivative financial instruments held to manage the Group's currency profile and energy price exposures:				
Forward foreign currency contracts(iv)	**21**	**21**	–	2
Energy derivatives(v)	**–**	**(92)**	–	111
Derivative financial instruments held for trading:				
Energy derivatives(v)	**(10)**	**(10)**	(33)	(33)

(i) Due to the nature and/or short maturity of these financial instruments, book values approximated to fair values.
(ii) Fixed interest rate financial assets included a loan to a joint venture of £42 million in 2000. As at 31 December 2000, the interest rate charged on the loan reflected the inherent credit risk of the joint venture and accordingly the book value of the loan approximated to the fair value. At 31 December 2001, the amount includes £15 million for debtors realised from the Group's foreign currency hedge.
(iii) The fair values of these financial instruments are based upon discounted cash flows, using discount rates based upon the Group's cost of borrowing.
(iv) Fair values have been determined by reference to closing exchange rates as at 31 December.
(v) The fair values of energy derivatives are calculated as the product of the volume and the difference between their strike or traded price and the corresponding market prices. The market price is based upon the corresponding closing price of that market. Where there is no organised market and/or the market is illiquid, the market price is based upon management estimates, taking into consideration all relevant current market and economic factors.
(vi) Fair values have been determined by reference to the market rate at 31 December.

f) Gains and losses on financial instruments held for trading

The net gain from trading in energy derivatives included in the Group profit and loss account for the year ended 31 December 2001 was £6 million (2000: loss of £92 million). Energy derivatives used for this purpose comprised energy futures, swaps, options and electricity contracts for differences. As permitted by FRS 13, physical contracts are not cash-settled commodity contracts and have accordingly been excluded.

g) Gains and losses on hedges

The Group uses financial instruments to hedge its currency, interest, energy price and weather exposures. Changes in the fair value of these derivatives used are not recognised in the financial statements until the hedged position itself is recorded therein. Unrecognised and deferred gains and losses on hedges arose as analysed below:

	Unrecognised Gains £m	Unrecognised Losses £m	Unrecognised Total net gains/(losses) £m	Deferred Gains £m	Deferred Losses £m	Deferred Total net gains/(losses) £m
Gains and (losses) as at 1 January 2001	172	(59)	113	16	(2)	14
Arising in previous years that were recognised in 2001	(127)	55	(72)	(12)	2	(10)
Gains and (losses) arising in previous years that were not recognised in 2001	45	(4)	41	4	–	4
Gains and (losses) arising in 2001(i)	21	(154)	(133)	21	(5)	16
Gains and (losses) as at 31 December 2001	**66**	**(158)**	**(92)**	**25**	**(5)**	**20**
Of which:						
Gains and (losses) expected to be recognised in 2002	48	(81)	(33)	21	(5)	16
Gains and (losses) expected to be recognised in 2003 or later	18	(77)	(59)	4	–	4

(i) Gains and losses arising in 2001 include those arising on Canadian energy derivatives, used to hedge against movements in the purchase price of gas in North America.

h) Additional disclosures for Goldfish Bank

Credit card balances constitute the core element of the bank's operations.

Derivatives

All derivatives held are used to hedge interest rate risk. The bank does not hold any derivatives for trading. At 31 December 2001 (2000: £nil) the maturity of the notional principal amounts and replacement cost of non-trading financial instruments, all entered into with Lloyds TSB Bank plc were as follows:

	One year or less		Between one and and five years		Over five years		Total	
	Notional Principal £m	Replacement Cost £m	Notional Principal £m	Replacement Cost £m	Notional Principal £m	Replacement Cost £m	Notional Principal £m	Replacement Cost £m
Interest rate related contracts	20	–	156	–	–	–	176	–

Interest rate sensitivity gap analysis

The table below summarises the repricing mismatches of the bank's non-trading assets and liabilities. Items are allocated to time bands by reference to the earlier of the next contractual interest rate repricing date and the maturity date.

	Not more than three months £m	More than three months but not more than six months £m	More than six months but not more than one year £m	More than one year but not more than five years £m	More than five years £m	Non-interest bearing £m	Total £m
Loans and advances to customers	405	–	–	–	–	259	664
Other assets	–	–	–	–	–	230	230
Goldfish Bank working capital facility	(601)	(9)	–	–	–	–	(610)
Other liabilities and shareholders funds	–	–	–	–	–	(284)	(284)
Off-balance-sheet items	176	–	(20)	(156)	–	–	–
Interest rate sensitivity gap	(20)	(9)	(20)	(156)	–	205	–
Cumulative gap	(20)	(29)	(49)	(205)	(205)	–	–

Fair value of non-trading instruments

As at 31 December 2001 the notional principal amounts, fair values and book values of non-trading instruments entered into with third parties were as follows:

	Notional principal amount £m	Year End positive fair value £m	Year End positive book value £m	Year End negative fair value £m	Year End negative book value £m
Interest rate swaps	176	–	1	–	1

There are no material unrecognised gains or losses on hedging instruments.

29 Post balance sheet events

On 28 January 2002 the Group announced that agreement had been reached to acquire the home and business services operation of Enbridge Inc, a Canadian company, for a total consideration of Can$1,000 million. The transaction is subject to customary regulatory approvals and completion is anticipated in the spring.

On 21 February 2002 the Group increased its issued share capital on the issue of 200,676,690 ordinary shares at 215 pence, raising £426 million net of expenses. These shares will be entitled to the final dividend of 1.9 pence per share payable on 19 June 2002. The aggregate dividend arising of £4 million has not been accrued in these financial statements.

On 25 February 2002, the Group announced that an agreement had been signed to acquire NewPower Holdings, Inc for US$130 million (US$1.05 a share). The total cost of the transaction including expenses and related costs is expected to be US$208 million. The transaction is subject to customary regulatory approvals and completion is anticipated in the spring.

30 Principal undertakings

As at 31 December 2001[i]	Country of incorporation	% Group holding in ordinary shares and net assets	Principal activity
Subsidiary undertakings:			
AA Corporation Limited	England	100	Holding company
AA Reinsurance Company (Guernsey) Limited	Guernsey	100	Insurance services
Accord Energy Limited	England	100	Wholesale energy trading
Automobile Association Developments Limited	England	100	Roadside and financial services
Automobile Association Insurance Services Limited	England	100	Financial services
Automobile Association Underwriting Services Limited	England	100	Roadside and financial services
British Gas Services Limited	England	100	Servicing and installation of gas heating systems
British Gas Trading Limited	England	100	Energy supply
Centrica Canada Limited	Canada	100	Holding company and gas production
Centrica Insurance Company Limited	Isle of Man	100	Insurance services
Centrica KL Limited	England	100	Power generation
Centrica Overseas Holdings Limited	England	100	Holding company
Centrica PB Limited	England	100	Power generation
Centrica Resources Limited	England	100	Gas production
Centrica Resources (Armada) Limited	England	100	Gas production
Centrica Telecommunications Limited	England	100	Communications business
Direct Energy Marketing Limited	Canada	100	Energy supply
Energy America, LLC	USA	100	Energy supply
GB Gas Holdings Limited	England	100	Holding company
Goldfish Guides On-Line Limited	England	100	Online consumer services
Goldfish Bank Limited	England	75[iv]	Financial services
Golf England Limited	England	50.1	Financial services
Hydrocarbon Resources Limited	England	100	Gas production from the Morecambe fields
The Automobile Association Limited	Jersey	100	Roadside services
Joint ventures:			
AA Buyacar Limited	England	70	Vehicle sourcing and finance
AccuRead Limited	England	49	Meter reading
Aldbrough Limited	England	50	Gas storage
Automobile Association Financial Services[ii]	England	50	Financial services
Centrica Personal Finance Limited	England	50	Financial services
Humber Power Limited	England	60	Power generation
Luminus NV	Belgium	50	Energy supply
Motorfile Limited	England	50	Used car data checking
Spalding Energy Company Limited[iii]	Cayman Islands	42	Power generation
Associates:			
The First Resort Limited	England	20	Travel

(i) All principal undertakings were indirectly held by the Company, except for GB Gas Holdings Limited, which was a direct subsidiary undertaking.
(ii) Automobile Association Financial Services is unincorporated and its principal place of business is Capital House, Queen's Park Road, Handbridge, Chester CH88 3AN.
(iii) GB Gas Holdings Limited holds 50% of the voting rights.
(iv) The Group has a 70% economic interest in the net assets of Goldfish Bank Limited.

Gas and liquids reserves

The Group has estimated proven and probable gas reserves in the UK and North America and estimated proven and probable liquid reserves in the UK.

The principal fields in the UK are South Morecambe, North Morecambe, Galleon, Liverpool Bay and Armada. The principal fields in North America are Medicine Hat and Entice.

Estimated net proven and probable reserves of gas (billion cubic feet)	Total	UK	North America
As at 1 January 2001	3,486	3,007	479
Revisions of previous estimates	70	70	–
Purchases of reserves in place	90	90	–
Extensions and discoveries	143	–	143
Production	(599)	(423)	(176)
Sales of reserves in place	(13)	(13)	–
As at 31 December 2001	**3,177**	**2,731**	**446**

Estimated net proven and probable reserves of liquids(i) (million bbls)	Total	UK	North America
As at 1 January 2001	9	9	–
Purchases of reserves in place	2	2	–
Production	(2)	(2)	–
As at 31 December 2001	**9**	**9**	**–**

(i) Liquid reserves includes condensate, propane, butane and oil.

Five year summary

Results for the year ended 31 December	1997 £m	1998 £m	1999 £m	2000 £m	**2001** **£m**
Turnover	7,842	7,481	7,217	9,933	**12,611**
Operating profit/(loss) (before exceptional charges and goodwill amortisation) including share of joint venture and associates' results:					
UK energy supply	288	253	456	531	**652**
British Gas home services	(49)	9	20	26	**36**
Telecommunications	–	–	–	(49)	**(97)**
North America energy supply	–	–	–	8	**68**
AA road services	–	–	(3)	25	**37**
AA personal finance	–	–	6	24	**37**
Goldfish financial services[ii]	(15)	(12)	(14)	(15)	**(32)**
Other businesses	(45)	(37)	(41)	(24)	**(22)**
	179	213	424	526	**679**
Exceptional items	(835)	(85)	(136)	(14)	**(80)**
Goodwill amortisation	–	–	(13)	(60)	**(86)**
Profit attributable to the Group	(789)	91	182	335	**323**
	Pence	Pence	Pence	Pence	**Pence**
Earnings/(loss) per ordinary share	(17.9)	2.1	4.3	8.4	**8.1**
Adjusted earnings per ordinary share[iii]	1.0	4.0	7.9	10.2	**12.1**

Cash flows for the year ended 31 December	1997 £m	1998 £m	1999 £m	2000 £m	**2001** **£m**
Cash inflow from operating activities before exceptional payments	1,028	870	1,453	1,139	**869**
Exceptional payments	(653)	(211)	(135)	(76)	**(44)**
Acquisitions	3	(101)	(1,162)	(590)	**(607)**
Cash (outflow)/inflow before use of liquid resources and financing	224	332	(690)	55	**(342)**

Assets and liabilities as at 31 December	1997 £m	1998 £m	1999 £m	2000 £m	**2001** **£m**
Intangible fixed assets	–	10	992	1,309	**1,524**
Tangible fixed assets and fixed asset investments	1,776	1,937	1,913	1,993	**2,225**
Net current assets/(liabilities)	897	421	(346)	(469)	**(397)**
Long-term creditors and provisions	(1,351)	(1,483)	(1,592)	(1,535)	**(1,816)**
Net assets	1,322	885	967	1,298	**1,536**
(Debt), net of cash and money market investments:					
Goldfish Bank	–	–	–	–	**(610)**
Other businesses	41	223	(127)	(117)	**(433)**
	41	223	(127)	(117)	**(1,043)**

(i) Prior years have been restated for changes in accounting policies. 1997 was restated on implementation of FRS 9 (Associates and Joint Ventures) in 1998, and both 1999 and 1998 (but not 1997) were restated on implementation of FRS 12 (Provisions, contingent liabilities and contingent assets) in 1999. On implementation in 2001 of FRS 19, Deferred Tax and mark to market accounting for energy trading derivative financial instruments, values for 2000 were restated but not those for 1997, 1998 and 1999.

(ii) Goldfish financial services includes certain financial service activities under the British Gas brand until 1 April 2000. From that date, the activities transferred to AA personal finance.

(iii) Adjusted earnings per share exclude exceptional charges and goodwill amortisation.

Information for shareholders

Financial calendar

Ex-dividend date for 2001 final dividend	1 May 2002
Record date for 2001 final dividend	3 May 2002
Annual general meeting, Queen Elizabeth II Conference Centre, London SW1	13 May 2002
Final dividend payment date	19 June 2002
2002 interim results announced	5 September 2002
Interim dividend payment date	end-November 2002

Centrica shareholder helpline

Centrica's shareholder register is maintained on our behalf by Lloyds TSB Registrars who are responsible for making dividend payments and updating the register, including details of changes to shareholders' addresses and purchases or sales of Centrica shares. If you have a question about your shareholding in Centrica, you should contact:

Centrica shareholder helpline: 0870 600 3985
Text phone: 0870 600 3950
Write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA

Frequent shareholder enquiries

If you change your address

Please notify Lloyds TSB Registrars, in writing. If shares are held in joint names, the notification must be signed by the first-named shareholder. A form is also available from our website (see opposite).

If you change your name

Please notify Lloyds TSB Registrars in writing and enclose a copy of any marriage certificate or change of name deed as evidence.

Lost Centrica share certificate

If your share certificate is lost or stolen, you should call the Centrica shareholder helpline immediately. A letter of indemnity will be sent to you to sign. Lloyds TSB Registrars will charge for this service.

Duplicate shareholder accounts

Shareholders who receive more than one copy of Centrica communications may have shares registered inadvertently in at least two accounts. This happens when the registration details of separate transactions differ slightly. If you wish to coordinate these accounts, call the Centrica shareholder helpline to request an account combination form. The form is also available from our website (see opposite).

Buying and selling shares in the UK

If you wish to trade in Centrica shares, you will need to find a stockbroker who deals on the London Stock Exchange. High Street banks will be able to help you - or you could contact an independent financial adviser. If you are selling, you will need to present your share certificate at the time of sale.

Transferring Centrica shares

Transferring shares to someone else requires the completion of a stock transfer form. This form, and details of the procedure you need to follow, are available from the Centrica shareholder helpline. Stamp duty is not normally payable if the transfer is to a relative or if there is no money being paid in exchange for the shares.

Direct dividend payments

Centrica normally declares two dividends each year - see Financial calendar opposite. We offer you the opportunity to pay dividends automatically into your bank or building society account. This service gives shareholders a number of benefits:

- there is no chance of the dividend cheque going missing in the post; and
- the dividend payment is received quicker as the cash is paid directly into the account on the payment date without the need to wait for the cheque to clear.

Arranging your dividend payment in this way also helps Centrica improve its efficiency by reducing postage and cheque clearance costs. If you wish to register for this service, call the Centrica shareholder helpline to request a direct dividend payment form. The form is also available from our website (see below).

The Centrica website

The Centrica website at **www.centrica.com** provides news and details of the Company's activities, plus information on the share price and links to our brand sites.

The investor information section of the website contains up-to-date information for shareholders including the Company's latest results and key dates such as dividend payment dates. It also holds historical details such as past dividend payment dates and amounts, and a comprehensive share price information section. Visit **www.centrica.com/investors**

Electronic communications

Shareholders who prefer to receive communications from Centrica electronically are encouraged to register their e-mail address via our investors website (see above).

The Company's annual report is available on the Centrica website and, by registering, shareholders will receive an electronic notification when the Company's annual reports and notices of general meeting become available. Shareholders are also able to complete and return voting papers for the Company's annual general meeting electronically.

Registration is free and easy to complete. All that is required for registration is the shareholder reference number which is shown on your tax vouchers and share certificates.

Once you are registered, you may also look up a range of information including the number of Centrica shares you hold, the registered name and address details and information held for dividend payment instructions.

Share price information

The Centrica share price, and historical details, may be viewed on our website (see above). Shareholders can find share prices listed in most national newspapers. Ceefax and Teletext pages also display share prices that are updated regularly throughout the trading day. For an accurate buying or selling price, you should contact a stockbroker or High Street bank.

Useful historical information

Demerger

Centrica plc traded on the London Stock Exchange for the first time on 17 February 1997, the date of demerger from British Gas plc. Shares were acquired in Centrica plc on the basis of one Centrica share for every British Gas plc share held at demerger. Shares in Centrica plc, acquired on demerger, are treated as having a base cost for Capital Gains Tax purposes (calculated in accordance with taxation legislation) of 64.25 pence each.

Share capital consolidation

On 10 May 1999, the ordinary share capital of Centrica plc was consolidated on the basis of nine new ordinary shares of $5^5/_9$ pence for every ten ordinary shares of 5 pence held on 7 May 1999. The consolidation was linked to the payment of a special dividend of 12 pence per share on 23 June 1999.

Report in alternative formats

As part of our commitment to shareholders with disabilities, we are happy to send, on request, literature in the following formats:

- large print;
- Braille; and
- audio tape.

Shareholders who wish to receive all future shareholder communications in one of these alternative formats should register their name, address, shareholder reference number and preferred format with Lloyds TSB Registrars. The annual report is also available on a text only version of our website.

Shareholder product information line

Shareholders wishing to find out more about any of our products and services should contact:

Centrica shareholder product and services information line 0845 600 1900
This information line is open Monday to Friday 8am – 8pm and Saturday 8am – 6pm.

Shareholder benefits

We have recently introduced a series of offers on selected products and services. If you would like to receive information about these items, and have not previously registered, please call the Centrica shareholder helpline or visit the shareholder benefits page of our website (see above).

American Depositary Receipts

Centrica has an American Depositary Receipt (ADR) programme. The ADRs, each of which is equivalent to ten ordinary Centrica shares, trade under the symbol CNTCY. For enquiries, please contact:

ADR Depositary
The Bank of New York
Investor Relations
PO Box 11258, Church Street Station
New York NY 10286-1258

e-mail: shareowner-svcs@bankofny.com

Telephone: 1 888 BNY ADRs in the US or 00 1 601 312 5315 from outside the US.

www.adrbny.com

Analysis of shareholders as at 31 December 2001

Distribution of shares by the type of shareholder	Holdings	Shares
Nominees and institutional investors	12,746	3,443,288,070
Individuals	1,273,234	577,642,986
Total	1,285,980	4,020,931,056

Size of shareholding	Number of holdings	Shares
1 – 500	975,502	242,388,596
501 – 1 000	204,411	140,603,465
1,001 – 5,000	97,586	165,149,417
5,001 – 10,000	5,033	34,811,828
10,001 – 50,000	1,846	35,903,741
50,001 – 100,000	350	25,225,933
100,001 – 1,000,000	852	288,511,219
1,000,001 and above	400	3,088,336,857
Total	1,285,980	4,020,931,056

Centrica plc

Company registered in England No 3033654
Registered office: Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD

Telephone: 01753 494000 Fax: 01753 494001

www.centrica.com

Designed by Addison
Main photography by Marcus Lyon at The Glassworks
Printed on paper and board manufactured in the
UK from 75% de-inked post-consumer waste.

  

Centrica plc
Company registered in England No. 3033654
Registered office: Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD
www.centrica.com

centrica
taking care of the essentials



Centrica plc
Annual review & summary financial statement 2001

WHO DO YOU TRUST?

centrica

taking care of the essentials


...TO KEEP YOUR HOME WARM
AND SECURE

Gerri seems to get more mail every day from people who are offering gas, electricity and phones.

So why does she stay with us? Maybe it's something to do with trust.

'I just feel safe with British Gas, you can trust them to be reliable and efficient.'



13.4 million
gas accounts

Dual-fuel discount and no standing charge are just some of the ways we keep in touch with customers' needs – reasons why millions stay with British Gas and over 2.5 million have returned.

5.4 million
electricity accounts

In less than three years, British Gas has become the country's leading residential electricity supplier. And for just £3 per week, customers can get cover for electrical breakdowns and repairs.

3.3 million
home heating cover contracts

The yearly inspection that comes with British Gas home heating cover gives comfort about performance and safety. And if anything does go wrong a qualified engineer normally visits within 24 hours.

743,000
plumbing cover contracts

British Gas plumbing cover provides a breakdown repair service 24 hours a day. Proof once more that the essentials are covered by British Gas.

562,000
appliances covered

We depend on so many gadgets these days: cookers, microwaves, dishwashers and more. British Gas cover offers customers a 24-hour helpline and unlimited call-outs.

British Gas



...TO KEEP YOU ON THE MOVE



John has been an AA member for 20 years.

So, when his youngest daughter, Tess, got her first car he made sure she became a member too.

Not only did we help her pass her test and find her car, she knows we'll always be quick to respond.

'With their reputation I know the AA will always be there when I need them.'



12 million
record membership

People continue to place their trust in the AA, with membership growing 10.9% in 2001.

13.7 million
visitors to theAA.com

It's easy to get information from theAA.com, from route planning to insurance quotes. Motor and home insurance policies issued or renewed online get a 5% discount automatically.

1.6 million
insurance policies

The AA is the UK's largest intermediary for personal insurance products and almost half of all AA motor insurance quotes are obtained online via our redesigned website at theAA.com.

424 million
pounds in loans

The AA helps spread the cost of major purchases in a simple, no-nonsense way. Loan decisions can be given by phone in minutes and a cheque sent out the next day.

7 million
calls for information

The AA's traffic information lines can now be accessed from the majority of mobile phones in the UK. The volume of calls grew by over 75% in 2001.

AA




When Elliot's turn came to move up to primary school he didn't want his brother's hand-me-downs.
Mum knows whenever she spends on her Goldfish card she'll get something back.
'Points, points, points. I buy everything on my card to get the points.'



1 million
cards issued

Goldfish is one of the best-known credit card brands in the UK. The points earned with each purchase make it worth using regularly.

new bank
licence granted

Simple, innovative and fun: the values of Goldfish will now be applied to a broad range of financial services. In 2002, customers of Goldfish Bank will start using services online and by phone.

11 billion
points awarded

Many Goldfish customers choose to redeem their reward points against their gas bills, a benefit that's delivered a discount of more than £17 million in just five years.

fun
wine and travel

Goldfish cardholders order more than 6,000 bottles of wine per month – more than half paid for with Goldfish points. The Travel Service arranges 500 holidays a month in season.

practical
goldfish.com

Customers securely control their own affairs 24/7 online: view statements, make payments, check and redeem Goldfish points, transfer balances and contact customer support.

Goldfish™

Every day we touch the lives of millions of people.

Through our leading brands, Centrica provides warmth, comfort and peace of mind.

People know us through our brands but behind those brands lie the skill, knowledge and expertise of thousands of employees.

Centrica has unrivalled experience in providing essential services to people in their homes and on the road. We aim to enhance the service we provide to our customers and the value we give to our shareholders by continually deepening our understanding of what our customers want.

We do this by training our people, enhancing our systems and developing our brands. Centrica strives to ensure that all our experience and knowledge is shared across our businesses for the benefit of customers and shareholders alike.





One.Tel



For simplicity we have used the term British Gas throughout this document. References to British Gas include Scottish Gas.

Centrica's vision is to be a leading supplier of essential services in our chosen markets.

Our strategy is to retain and attract customers in our core businesses with continual improvements in service and value, while at the same time developing new opportunities in the UK and internationally.


Earnings per share* PENCE
01
00
99
98
97

Earnings per share* increased by 19%

Contents


Closing share price PENCE
01
00
99
98
97

Centrica continued to outperform the FTSE 100

Visit our websites

You can find out more about Centrica and the businesses in our Group by visiting our websites.

www.centrica.com provides information about the Group, including our environmental and social responsibility, and shareholder services.

You can find out more about the products and services we offer by visiting our customer sites:

www.theAA.com
www.house.co.uk
www.britishgasbusiness.co.uk
www.goldfish.com
www.onetel.co.uk
www.directenergy.com
www.energyamerica.com


Group operating profit* £m
01
00
99
98
97

Operating profit* up by 29%

*Before exceptional charges and goodwill amortisation, including joint ventures and associates

Chairman's summary
Our performance, combined with the steps we have taken, positions Centrica well for the way ahead.

I am delighted to report excellent progress in 2001 towards realising our vision.

Performance

Operating profit*, at £679 million, was 29% up on 2000 and earnings* were £482 million, 19% ahead of 2000. Earnings after exceptional charges and goodwill amortisation were down compared to 2000 because of higher exceptional charges, goodwill amortisation and taxation. We remain the premier supplier of energy to British homes, with 13.4 million residential gas accounts now augmented by more than 5.4 million electricity accounts. The home services division also performed well.

Our Morecambe Bay gas fields produced good results and we acquired interests in three power stations in line with our strategy to supply around 20% of our needs from our own resources.

The AA reached a record of over 12 million members by the year end. We have extended the range of services and the AA remains the UK's largest independent insurance intermediary.

As part of our preparations for the launch of Goldfish Bank we obtained our banking licence. With the acquisition of One.Tel in the UK, our telecommunications business comfortably achieved our 2001 year-end target of 1 million customers.

We are developing our business in North America, where we are the leading unregulated supplier of energy. We established a presence in continental Europe by acquiring a 50% interest in the Belgian company Luminus NV.

Providing what our customers demand enables us to deliver superior returns for our shareholders.

Shareholder returns

We paid an interim dividend of 1.2 pence and are proposing a final dividend of 1.9 pence per share to be paid in June 2002. This gives a total of 3.1 pence for the year, an increase of 10.7% over 2000. While our share price has not maintained last year's peak, it has nevertheless continued to outperform the FTSE 100 index. I am pleased to record that since the formation of Centrica, the total return to shareholders has been in the top quarter of the FTSE 100. Since the year end we have raised £426 million of new equity by way of a placing of new ordinary shares.

The board

We announced changes to the responsibilities of a number of executive directors during the year to ensure our focus remains firmly on delivering customer value and service through leveraging our leading brands. Mark Clare remains deputy chief executive and has assumed responsibility for British Gas. Mike Alexander has become Centrica's chief operating officer and Roger Wood managing director of the AA. These changes took effect on 1 January 2002.

Francis Mackay left the board on 31 December 2001, having played an important role as the lead non-executive during the formative stage of Centrica's development. We are most grateful for the major contribution he has made.

Social responsibility

We believe that clear policies help us to manage our business in a sustainable way for the benefit of all our stakeholders. We have reviewed our health and safety policy and are putting in place measures to help us better understand the impact we have on the environment and how effectively we support the communities in which we operate. In 2001 we recorded improvements in many of these areas.

The future

The outlook may seem more challenging than a year ago, but there is no doubt that Centrica has a wide range of opportunities as the energy markets in North America and Europe are opened up to competition. In telecommunications there are still some barriers to overcome before we see a fully competitive telecommunications market here at home. It is important now to sustain the momentum towards removing these barriers.



Supplying what our customers demand enables us to deliver superior returns for our shareholders. I thank all our employees for the important contribution they have made to maintaining and enriching customer satisfaction during the year. Our positive performance, combined with the steps taken to lay the foundations for strategic growth, positions Centrica well for the way ahead.

Sir Michael Perry GBE Chairman

*Before exceptional charges and goodwill amortisation, including joint ventures and associates

Chief executive's summary
Our progress confirms we have the strategy that will enable us to achieve our vision.

Centrica passed some important milestones in 2001. We expanded in North America, established a presence in Europe and did well in our core businesses. Our progress confirms we have the strategy that will enable us to achieve our vision of being a leading supplier of essential services in our chosen markets.

Our leading brands – British Gas, the AA and Goldfish – stand for trust and reliability. Our core capabilities are developing lasting brands, managing customer relationships efficiently, and improving our understanding of customers so we can better meet their needs.

We continue to look at ways to enhance the organisational capability necessary to deliver our strategy.

British Gas

At the year end, Centrica had a 67% share of the British residential gas market and we are now the largest supplier to the residential electricity market as well, with over 5.4 million customers.

When we acquired the energy supply business of Enron Direct in December, we almost doubled our commercial electricity base.

Our Morecambe fields and other equity interests produced 26% of the gas we supplied during the year. Through further investment we speeded up production and increased our reserves at Morecambe. We also invested in the acquisition of additional gas assets.

We acquired enough power generation capacity to meet around 20% of our requirement.

At the year end we had more than 3.3 million home heating cover contracts and we installed a record number of central heating systems during the year.

In just one year, British Gas Communications established itself as an indirect access competitor to BT, and in July we acquired the UK business of One.Tel giving us a further 650,000 customers.

AA

Membership of the AA has reached a new record and we have expanded our range of services. The acquisition of Halfords Garages provides the basis for our planned development of more than 150 AA Service Centres.

Some 45% of car and 16% of home insurance quotes in 2001 were obtained via theAA.com, as were numerous car and personal loans. The AA launched Golf England, a three-way venture which will offer a range of benefits, including a smart card, to golfers and golf clubs in England.

Goldfish

In 2001 we invested in developing our new joint venture with Lloyds TSB Bank plc. Having obtained our banking licence we will build on the strong brand franchise of the credit card and introduce new services for Goldfish customers in 2002.

North America

In North America we developed our customer base and prepared for the opening of the Texas and Ontario power markets in January and May 2002 respectively. At the beginning of 2002 we made further progress by reaching agreement to acquire the home and business services operation of Enbridge Inc in Canada and NewPower Holdings Inc in the United States.

Continental Europe

In September we purchased a 50% interest in the Belgian company Luminus NV, which allows us to be involved in the formative stages of market development during the process of liberalisation.

Social responsibility

At Centrica we take our wider responsibilities to society seriously. Our community programmes help older and vulnerable people, including those who experience fuel poverty. We work towards equal employment opportunities for the disadvantaged. Information about the progress of our environmental management programme is posted on our website.



Delivering our strategy

We continue to look at ways to enhance the organisational capability necessary to deliver our strategy, making best use wherever we operate of our experience in developing brands, managing customer relationships and competing in fast-changing markets.

I look forward to further progress in 2002.



Roy Gardner Chief executive

Operating review
Our focus remains on improving our customer service at all points of contact.

United Kingdom
British Gas

The number of residential energy accounts supplied by British Gas in Britain, including both gas and electricity, rose to 18.8 million. We managed to retain a 67% share of the residential gas market. However our margins were under pressure with the cost of gas increasing by 25% from 2000 to 2001 and we have addressed this with a price increase in April 2001 and a further increase in January 2002. British Gas has become the largest supplier of electricity to homes in Britain, with more than 5.4 million customers. Home services had over 3.3 million customers by the year end.

Energy supply

Customer service and our popular dual-fuel offer have contributed to the numbers returning to British Gas during 2001 and also choosing us for electricity. We now read meters quarterly and offer a range of payment schemes.


Total residential gas and electricity accounts on supply MILLIONS
19
18
17
16
JAN 2000
DEC 2001

British Gas was ranked highest in the J.D. Power and Associates 2001 domestic customer satisfaction study of electricity suppliers. Customer complaints about gas supply recorded by energywatch fell for the second year in succession. Our new website house.co.uk allows customers to manage their bills, protect their homes, obtain advice on home improvements and even helps them when moving house.

In December, we acquired the energy supply business of Enron Direct, almost doubling our base of commercial electricity customers. We are now the largest supplier of gas to business and also a leading supplier in the business electricity market. We launched britishgasbusiness.co.uk to cater for our business customers.



Our interests in three power stations help serve the needs of our growing electricity customer base.

For customers beyond the reach of mains gas we supply liquefied petroleum gas (LPG) to tanks or in cylinders. British Gas LP Gas is the second largest supplier of LPG in the UK.



J.D. Power ranked British Gas highest in their customer satisfaction survey of electricity suppliers.

Energy sourcing

The rate of gas delivery from Morecambe was improved 14% by an onshore compression plant, a new well was drilled and we committed £55 million to acquiring gas assets.

We acquired the entire economic interests in power stations in Peterborough and King's Lynn through long-term lease arrangements. We also acquired a 60% stake in Humber Power in Lincolnshire. The combined output of these facilities is enough to supply electricity to 2.5 million homes. We now produce around 20% of our customers' peak electricity needs ourselves.

Centrica is one of the largest energy traders in the UK and the emerging European wholesale market. We supported the government's implementation of the New Electricity Trading Arrangements (NETA), which have helped reduce energy procurement costs. Our weighted average cost of electricity dropped by 19% compared with 2000.


welcome

Our new website house.co.uk opened its doors in October providing online access to a range of essential home services.

Home services

We installed a record 111,000 central heating systems. Our home services business now also includes monitored home security systems, kitchen appliance servicing, plumbing and drains cover and home electrical cover. All together, we delivered more than 5 million of these home services and products to customers during 2001.

Plumbing cover has become popular with 743,000 contracts and home heating cover contracts continued to grow to 3.3 million.

The home services business was strengthened by the acquisitions of National Homecare in June and Trolhurst in November.

British Gas home security is the UK's largest provider of monitored home security systems. Our systems are recognised by continued accreditation from the National Approved Council for Security Systems (NACOSS) and an award from the Metropolitan Police in 2001.

Responsible energy

We spent £11.4 million as part of the Government's Energy Efficiency Standards of Performance (EESoP) scheme which helps to reduce energy use,



Honor Blackman lent her support to the British Gas Help The Aged Stepping Out campaign.

harmful emissions and fuel bills. One major scheme enabled us to lower the price of condensing boilers to match that of conventional ones. As a result, 20,000 of the new central heating installations used the fuel-efficient condensing boilers, cutting gas bills by up to 37%.

Over 35,000 people experiencing fuel poverty in 2001 have responded to our Warm-a-Life scheme.

We have invested more than £4 million in our partnership with Help The Aged since 1999, benefiting some 1.3 million people.

More than a third of all schools in Britain have so far taken part in Think Energy, a British Gas programme that helps teachers, schoolchildren and their families learn about energy efficiency and about the consequences of waste.

We raised awareness of carbon monoxide risks by distributing more than 3 million leaflets.

Accreditation to the international environmental standard ISO 14001 was achieved by a number of our operating units.

Telecommunications

Since its launch in 2000, British Gas Communications has become a leading indirect access competitor to BT. Our British Gas telecommunications business is built on the trust our customers place in the brand. It is the only telecoms business to provide a single bill for fixed, mobile and internet calls.

In July 2001 we acquired One.Tel in the UK with 650,000 customers. One.Tel joined British Gas Communications as part of our telecommunications business with a combined customer base of more than 1 million.

The AA

AA membership grew by 10.9% to over 12 million at the year end. We enhanced our roadside service and relaunched theAA.com.

Road services

Since September 1999, when Centrica acquired the AA, total membership including affinity, manufacturer and fleet arrangements has grown by over 2 million.

We answered 90% of breakdown calls in 2001 in 15 seconds or less. We attended some 4.2 million call-outs, on average within 35 minutes, and we introduced new procedures to keep members informed of progress until the patrol arrives.

We have continued developing diagnostic laptops for our patrols. We introduced patrol vehicles with fixed-wheel towing capability to facilitate quick recovery of cars that cannot be repaired at the roadside.

Key business highlights

40 million
product relationships

Centrica has more than 40 million product relationships worldwide – clear evidence that people trust Centrica through its leading brands to take care of the essentials.

investment
in our UK gas fields

Through further investment we improved the rate of gas delivery and increased our reserves. We continue to supply around 20% of our own requirements.

three
power stations

Our interests in three power stations has enabled us to produce around 20% of the current peak requirement of our 5.4 million electricity customers.

1.3 million
North American customers

As the energy markets are opening up, Direct Energy and Energy America are becoming the suppliers of choice in Canada and the USA.

1 million
telecoms customers

By adding the strong One.Tel brand to our existing British Gas telecoms business, Centrica is well on the way to becoming a leading provider of telecommunications.

The acquisition of Halfords Garages was one of the highlights of the year. A development programme is under way to launch these garages, along with our existing workshops, as AA Service Centres in 2002.

In December we signed an agreement with Inchcape plc to launch an AA-branded service supplying new and used cars.

Personal finance

Nearly 1.6 million insurance policies were arranged through the AA in 2001. 45% of our car insurance quotes are now obtained online. This service won the British Insurance Industry's e-commerce award for the second year running.

Decisions on car and personal loans are also given online. At the end of 2001 our joint venture with HBOS provided loans to more than 77,000 customers and the loan book stood at a record £424 million.

The AA launched Golf England, a three-way venture which will offer 4 million golfers and 1,900 clubs in England a range of benefits including smart cards containing credit facilities, handicap information, booking services and affinity deals.



The AA's new patrol vehicle with integrated towing gear.

Other AA services

Our relaunched website theAA.com recorded 13.7 million visits for the year, up from 6.8 million the previous year.

Our traffic and travel information service is available to most mobile phone users in the UK, and took over 7 million calls last year. The AA has enabled Ford to become the first car manufacturer to offer its customers a live, in-car traffic and travel information service. Commercial radio stations broadcast information from AA Roadwatch and AA Signs provided 54,000 road signs for spectator events in 2001.

The AA printed 880,000 AA travel guides last year. We produced 2.9 million atlases and launched a new Street-by-Street series covering UK towns and regions. Publishing sales in 2001 reached £30 million, up from £28 million the previous year.

In the Republic of Ireland, AA Ireland is the leading roadside assistance provider and largest independent personal insurance provider.

Responsible motoring

The AA's role as the voice of the motorist, including our five-year campaign on motoring tax and transport investment, was rewarded in March when the government cut the tax on low-sulphur fuel and road tax on smaller cars.


Screaming Kids 6
Chicken Nuggets 3

Online route information is one of the interactive free services available on theAA.com.

The AA initiated a European Road Assessment Programme (EuroRAP) during the year. In the UK, we backed a safety campaign to reduce risk on the motorways.

During the year more than 6,500 people were rescued by air ambulances sponsored by the AA, about half of them from road accidents.

We introduced a text messaging service enabling members who are deaf or hard of hearing to communicate with roadside assistance more easily.

Our patrol force and workshops retained accreditation to the international environmental standard ISO 14001.

Goldfish

We invested in preparing for the launch of Goldfish Bank in 2002 and received our banking licence.

Goldfish has more than a million credit cards in issue. In the last two years we have developed goldfish.com and put our consumer guides on the web.

The success of Goldfish reflects our approach of meeting customers' needs with products that are innovative, simple to understand and easy to use. Marks & Spencer and John Lewis are among the partners offering cardholders a wide range of attractive redemptions, and in 2001 we added Leisure Vouchers, owned by Whitbread, covering Victoria Wine, Pizza Hut and David Lloyd Leisure.

North America

With 1.3 million customers in Canada and the USA at the year end, we have built on the strong customer base of Direct Energy in Canada and Energy America in the USA. Some 24% of our North American gas supplies come from our own fields in Alberta.



A major marketing campaign in Canada has supported our Direct Energy field sales activity.

We have signed up around 600,000 customers in Ontario in anticipation of the opening of the electricity market in 2002, while in Texas we obtained a licence to sell electricity to residential customers from January 2002.

Some of our customers are protected from volatile prices by five-year fixed price contracts and we offer a number of other tariff options.

We took our first step in developing home services by taking full ownership of Greensource, an Ontario-based heating, ventilation and air conditioning service company.

Continental Europe

We moved into European energy retailing by purchasing a 50% interest in the Belgian energy company Luminus NV. This is a joint venture with five Flemish municipalities. Between them, these municipalities cover nearly 600,000 electricity customers and 200,000 gas customers. This market will see a phased introduction of electricity competition between January 2002 and July 2003.

We continue to look for further European opportunities.



During 2001 we raised over £200,000 for our charity of the year – the Cystic Fibrosis Trust.

Social responsibility

We were pleased that our approach to social responsibility was acknowledged by our inclusion in the FTSE4Good index in 2001.

Some 10,000 UK call handlers and engineers attended a course in better understanding customers' individual needs.

Our employment scheme for carers and disabled people has been promoted by the Employers Forum on Disability (EFD) as a model for other employers, through its publication Recruitment that Works.

We are an Employment Service Disability Two Ticks employer. Our chief executive is chairman of the EFD, a member of the National Employment Panel, and president of Carers UK.



Our experience of providing opportunities for disabled people was highlighted in a new guide for employers.

We introduced a revised health and safety policy with clear accountabilities and a best-practice approach to implementation.

We accept our responsibility to minimise our impact on the environment while helping customers to make informed decisions about our products and services.

Systematic environmental management has been introduced in our UK businesses. Further information about our environmental policy, targets and performance can be found online at centrica.com/environment.

Social responsibility

50,000 households more energy efficient

More than 50,000 households benefited from our energy efficiency installations. 8,000 schools took part in Think Energy, a programme to raise awareness about energy wastage in the home.

35,000 responded to Warm-a-Life

British Gas Warm-a-Life helps with insulation grants, one-off bill reduction and a benefits entitlements check. It's an integrated package to address the problems of customers experiencing fuel poverty.

1.3 million aided by Help The Aged Partnership

Since 1999, British Gas has supported Help The Aged with more than £4 million to combat poverty and isolation among older people, funding community projects, energy efficiency schemes and the SeniorLine telephone advice service.

new employment opportunities

Centrica is committed to equal opportunities for carers, disabled people and the long-term unemployed. Through our employment programmes we have now recruited some 130 people from these groups in centres and offices around the country.

safer roads across Europe

Following the success of the AA-supported car safety scheme, we are now promoting EuroRAP to raise the safety standard of roads in Britain and across the Continent.


Centrica share performance PENCE
300
250
200
150
100
50
0
SMOOTHED 5 DAY AVERAGE
CENTRICA PLC
FTSE 100 RELATIVE
FEB 1997
DEC 2001

Centrica aims for a total shareholder return (TSR) ranking in the first quartile of FTSE 100 companies, taking account of share price growth and reinvested dividends. We promote growth in earnings and cash flow and seek to maximise return on capital. In 2001, the FTSE 100 index fell by 16.2%. Centrica's closing share price on 31 December 2001 was 222 pence (29 December 2000: 259.25 pence), resulting in a market capitalisation of £8.9 billion (2000: £10.4 billion). Over the year our share price out-performed the FTSE 100 by 2.1%. Since demerger in February 1997, Centrica's share price has outperformed the FTSE 100 by 182.9%.


Group operating profit* £m
01
679
00
526
99
424
98
213
97
179
*Before exceptional charges and goodwill amortisation, including joint ventures and associates

Earnings

Earnings decreased £12 million to £323 million in 2001 reflecting higher exceptional charges, goodwill amortisation and taxation. Earnings before exceptional charges and goodwill amortisation, were up 19% to £482 million. Most of the earnings improvement came from our growing electricity supply business, AA activities and North America, which was only included in the Group's results for the last quarter of 2000. Substantial investment was again made in our newly-established businesses, telecommunications and Goldfish. Operating profit* was £679 million (2000 restated: £526 million). This represents a return on capital employed of 48%.

UK energy supply

Turnover in UK energy supply, was £10,302 million. Excluding trading activity through our Accord subsidiary turnover was 19% higher than in 2000. Growth in our electricity business increased turnover by £450 million. Residential gas turnover reduced by £49 million. Residential gas showed an operating profit* of £3 million (2000: £294 million). Gas costs averaged 20.5 pence per therm during the year (2000: 16.3 pence). Gas production showed an operating profit* of £552 million (2000: £309 million) reflecting higher gas prices.

UK energy supply turnover and operating profit/(loss)* £m

	Turnover		Operating profit	
	2001	2000	**2001**	2000
Residential gas	**4,029**	4,078	**3**	294
Non-residental gas	**1,381**	1,110	**41**	55
Electricity	**1,242**	792	**40**	(107)
Gas production	**80**	64	**552**	309
Accord	**3,570**	2,346	**16**	(20)
Total	**10,302**	8,390	**652**	531

*Before exceptional charges and goodwill amortisation, including joint ventures and associates

Electricity showed an operating profit* of £40 million (2000: loss of £107 million) after £66 million (2000: £104 million) of revenue investment, being mainly customer acquisition costs incurred in growing the business. The result includes a contribution in respect of our interests in three power stations.

British Gas home services

Home services' turnover increased by 14% to £722 million reflecting the development of new products and service contracts. Operating profit* at £36 million was up £10 million on 2000.

Since demerger Centrica's share price has outperformed the FTSE 100 by 182.9%.

Telecommunications

We continued building our telecommunications business at an operating loss* cost of £97 million (2000: loss £49 million). One.Tel, acquired in July, contributed an operating profit* of £4 million in its first six months.

The AA

Road services showed an increase in turnover to £486 million, or 9% higher than in 2000. An operating profit* of £37 million was made during the year (2000: £25 million). The improvement in financial performance was achieved primarily through increased membership and improved efficiencies. Personal finance showed an operating profit* of £37 million (2000: £24 million).

Goldfish

In August 2001, we reached agreement with our former partner to acquire their entire rights and interest in the Goldfish credit card for £85 million (net) and these have since been placed in Goldfish Bank which has also acquired the book of credit card receivables. We have a 70% economic interest in the bank and Lloyds TSB Bank plc owns the balance. During the year, Goldfish financial services made an operating loss* of £32 million (2000: loss £15 million). Since 3 September 2001, the Goldfish credit card has contributed a profit of £7 million. Investment expenditure of £14 million was charged to the profit and loss account during the year.

*Before exceptional charges and goodwill amortisation, including joint ventures and associates


Operating profit* £m
UK ENERGY SUPPLY
552
NORTH AMERICA ENERGY SUPPLY
68
BRITISH GAS HOME SERVICES
36
AA ROAD SERVICES
37
AA PERSONAL FINANCE
37
GOLDFISH FINANCIAL SERVICES
-32
TELECOMMUNICATIONS
-97
OTHER BUSINESSES
-22
2001
2000
* Before exceptional charges and goodwill amortisation, including joint ventures and associates

North America
The North American businesses had a turnover of £768 million (2000: £267 million), and contributed an operating profit* of £68 million (2000: £8 million). In January 2001, we acquired the remaining 73% of Energy America not already owned by us.

Other businesses
In September 2001, we acquired a 50% interest in Luminus NV, an energy supply business in Belgium. Other businesses include the profitable AA publishing, AA Ireland, the AA driving school and AA signs as well as some of the Group's online activities, including house.co.uk, theAA.com and traffic and travel. These activities together made an operating loss* of £22 million (2000: loss £24 million).

Exceptional charges and goodwill amortisation
During the year exceptional charges of £80 million arose, which included £35 million incurred in the integration of the AA and One.Tel, and £8 million in relation to our LPG business. The Group recognised losses of £37 million arising from the failure of Enron Corporation. The goodwill amortisation charge for the year was £86 million (2000: £60 million).

Net interest
Net interest payable was £43 million (2000: £28 million). The increase was due to higher average indebtedness mainly as a result of acquisitions, offset by lower interest rates.

Taxation
The tax charge of £155 million (2000 restated: £89 million), mainly arose from the higher profits of offshore gas production activities, which are ring-fenced for tax purposes. The Group has net unrecognised deferred tax assets of £198 million (2000 restated: £198 million).


Group operating cash flow* £m
01
869
00
1139
99
1463
98
870
97
1028
* Before payments relating to exceptional items

Cash flow
Our cash inflow before exceptional items was £869 million compared with £1,139 million in 2000. The reduction of £270 million was largely caused by the first significant cash payment of petroleum revenue tax relating to our South Morecambe gas field. Acquisition cash outflows amounted to £607 million (2000: £590 million), net of funding provided to Goldfish Bank to acquire credit card receivables.

Balance sheet
The net assets of the Group increased during the year from £1,298 million to £1,536 million. Net indebtedness, excluding wholesale borrowings to finance Goldfish Bank credit card receivables, increased to £433 million (2000: £117 million).



Post balance sheet events
Since the year end, we have raised £426 million of new equity by way of a placing of new ordinary shares. We have also announced that agreement has been reached to acquire Enbridge Inc, a Canadian company, for a total consideration of Can$1,000 million and New Power Holdings Inc, a US company, for US$208 million, including expenses and related costs. These transactions are subject to customary regulatory approvals and completions are anticipated in the spring.



Phillip Bentley Group finance director

*Before exceptional charges and goodwill amortisation, including joint ventures and associates

Summary financial statements

Summary group profit and loss account

for the year ended 31 December

	2001 Results for the year before goodwill amortisation and exceptional charges £m	2001 Goodwill amortisation and exceptional charges £m	2001 Results for the year £m	2000 Results for the year before goodwill amortisation and exceptional charges as restated £m	2000 Goodwill amortisation and exceptional charges as restated £m	2000 Results for the year as restated £m
Turnover	12,611	–	12,611	9,933	–	9,933
Cost of sales	(10,224)	–	(10,224)	(7,921)	–	(7,921)
Gross profit	2,387	–	2,387	2,012	–	2,012
Operating costs:						
Exceptional items	–	(80)	(80)	–	(14)	(14)
Other	(1,755)	(86)	(1,841)	(1,504)	(60)	(1,564)
	(1,755)	(166)	(1,921)	(1,504)	(74)	(1,578)
Group operating profit/(loss)	632	(166)	466	508	(74)	434
Share of operating profit/(loss) in joint ventures and associates	47	(2)	45	18	–	18
Profit before interest and taxation	679	(168)	511	526	(74)	452
Net interest	(43)	–	(43)	(28)	–	(28)
Profit/(loss) before taxation	636	(168)	468	498	(74)	424
Taxation	(164)	9	(155)	(92)	3	(89)
Profit/(loss) after taxation	472	(159)	313	406	(71)	335
Minority interest	10	–	10	–	–	–
Profit attributable to the Group	482	(159)	323	406	(71)	335
Dividends			(124)			(112)
Transfer to reserves			199			223

		Pence	Pence	as restated Pence	as restated Pence
Earnings per ordinary share	– basic		8.1		8.4
	– diluted		8.0		8.3
	– adjusted	12.1		10.2	

The dividend accrual does not include £4 million of dividends payable in respect of share issues after the balance sheet date as detailed on page 15. The aggregate remuneration of the directors is disclosed on page 19.

Statement of total recognised gains and losses

for the year ended 31 December

	2001 £m	2000 as restated £m
Retained profit for the financial year	199	223
Exchange translation differences	–	–
Total recognised gains and losses for the financial year	199	223
Prior year adjustment	105	
Total gains and losses recognised since last annual report	304	

Segmental analysis

for the year ended 31 December

	Turnover 2001 £m	Turnover 2000 £m	Operating profit/(loss) before exceptional charges and goodwill amortisation, including share of results of joint ventures and associates 2001 £m	2000 as restated £m	Operating profit/(loss) after exceptional charges and goodwill amortisation, including share of results of joint ventures and associates 2001 £m	2000 as restated £m	Net assets/(liabilities) 2001 £m	2000 as restated £m
UK energy supply	10,302	8,390	652	531	601	530	678	410
British Gas home services	722	636	36	26	30	26	(162)	(117)
Telecommunications	102	1	(97)	(49)	(111)	(49)	59	3
North America energy supply	768	267	68	8	39	(2)	652	530
AA road services	486	447	37	25	(8)	(19)	445	483
AA personal finance	141	128	37	24	18	7	305	288
Goldfish financial services	22	–	(32)	(15)	(37)	(15)	112	(64)
Other businesses	68	64	(22)	(24)	(21)	(26)	50	(39)
Unallocated net liabilities							(603)	(196)
Group	12,611	9,933	679	526	511	452	1,536	1,298

Summary group cash flow statement
for the year ended 31 December

	2001 £m	2000 £m
Cash inflow from operating activities	**825**	1,063
Dividends received from joint ventures and associates	**16**	10
Returns on investments and servicing of finance	**(15)**	(13)
Taxation paid	**(109)**	(147)
Capital expenditure and financial investment	**(337)**	(165)
Acquisitions	**(607)**	(590)
Equity dividends paid	**(115)**	(103)
Cash (outflow)/inflow before use of liquid resources and financing	**(342)**	55
Management of liquid resources	**(257)**	92
Financing	**686**	(159)
Increase/(decrease) in net cash	**87**	(12)

Debt, net of cash and current asset investments

	2001 £m	2000 £m
Debt, net of cash and current asset investments, as at 1 January	**(117)**	(127)
Loans and finance leases acquired	**(37)**	(56)
Net increase/(decrease) in current asset investments	**257**	(92)
Increase/(decrease) in net cash	**87**	(12)
Drawdown from Goldfish working capital facility	**(610)**	–
Net (increase)/decrease in other debt	**(635)**	168
Exchange adjustments	**12**	2
Debt, net of cash and current asset investments, as at 31 December	**(1,043)**	(117)
Of which:		
Goldfish Bank working capital facility	**(610)**	–
Other businesses	**(433)**	(117)
Total group net debt	**(1,043)**	(117)

Summary group balance sheet
as at 31 December

	2001 £m	2000 as restated £m
Fixed assets	**3,749**	3,302
Current assets	**3,445**	2,220
Creditors due for payment within one year	**(3,842)**	(2,689)
Net current liabilities	**(397)**	(469)
Total assets less current liabilities	**3,352**	2,833
Creditors due for payment after more than one year	**(632)**	(170)
Provisions for liabilities and charges	**(1,184)**	(1,365)
Net assets	**1,536**	1,298
Shareholders' funds	**1,502**	1,298
Minority interests	**34**	–
Capital employed	**1,536**	1,298

The summary financial statements on pages 16 and 17 were approved by the board of directors on 28 February 2002 and were signed on its behalf by:

Sir Michael Perry GBE
Chairman

Phillip Bentley
Group finance director

Summary reports

Independent auditors' statement to the members of Centrica plc

We have examined the summary financial statement of Centrica plc.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the annual review and summary financial statements in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statements with the annual financial statements and Directors' report and its compliance with the relevant requirements of section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the annual review and summary financial statement and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statements.

Basis of opinion

We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion the summary financial statements are consistent with the annual financial statements and the Directors' report of Centrica plc for the year ended 31 December 2001 and comply with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
1 Embankment Place, London WC2N 6RH
28 February 2002

The Auditors have issued an unqualified report on the full financial statements containing no statement under section 237 (2) or section 237 (3) of the Companies Act 1985.

Full report and accounts

This summary financial statement is a summary of the full information contained in the Centrica report and accounts. It does not contain sufficient information to allow as full an understanding of the results of the Group as would be provided by the full report and accounts. If you would like a copy of the Centrica 2001 report and accounts please contact the Company's registrar, Lloyds TSB Registrars, at their address shown on page 21.

Corporate governance

The Company is committed to high standards of corporate governance. Throughout the year, the Company fully complied with the provisions of the Combined Code on corporate governance ('the Code').

Details of how the Company applies the principles of the Code are set out in the report on corporate governance in the full report and accounts for the year ended 31 December 2001.

The board has delegated authority to a number of committees to deal with specific aspects of the management and control of the Group namely the audit, remuneration, nominations, executive, customer service and AA motoring policy committees. Directors' membership of these committees is shown on page 20.

There are three sub-committees of the executive committee: the Group risk management committee; the financial risk management committee; and the health, safety and environment committee.

Summary directors' report

The annual review and summary financial statement is a summary of the information contained in the annual report and accounts for the year ended 31 December 2001.

Principal activities

The principal activities during 2001 were:

- the provision of gas, electricity and energy-related products and services in Great Britain and North America;
- the operation of gas fields in Great Britain and North America and power stations in Great Britain;
- energy trading in the UK and European markets;
- roadside assistance and other motoring services in Great Britain and Europe;
- the provision of financial services in the UK; and
- the provision of telecommunications services in Great Britain.

Dividends

An interim dividend of 1.2 pence per ordinary share was paid on 28 November 2001. The directors recommend that, subject to approval at the annual general meeting on 13 May 2002, a final dividend of 1.9 pence per ordinary share be paid on 19 June 2002 to those shareholders registered on 3 May 2002. This makes a total dividend for the year of 3.1 pence per share (2000: 2.8 pence per share).

Political and charitable donations

An outline of the Group's involvement in the community appears on pages 8 to 13. Charitable donations in the UK during the year amounted to £4.0 million (2000: £3.8 million). In line with Group policy, no donations were made for political purposes.

Annual general meeting resolutions

The Notice of annual general meeting to be held on 13 May 2002, is enclosed with this annual review. The directors are authorised by the shareholders to purchase the Company's own shares, within certain limits and as permitted by the Articles of Association. Although no such purchases have been made to date pursuant to this authority, the directors will seek to renew the authority at the 2002 annual general meeting.

Summary remuneration report

The full remuneration report, which complies with the Listing Rules of the UK Listing Authority, is contained in the 2001 annual report, copies of which are available from the Centrica website at www.centrica.com or Lloyds TSB Registrars (see page 21 for contact details).

This summary provides information on the directors' emoluments, pensions and share interests (including those of their families).

Composition and role of the remuneration committee

The board has established a remuneration committee, which consists entirely of independent non-executive directors, chaired by Patricia Mann. The other members of the committee throughout 2001 were Roger Carr, Sir Sydney Lipworth, Sir Michael Perry, Sir Brian Shaw and Francis Mackay, who was a member until 31 December 2001, the date of his resignation from the board.

The committee makes recommendations to the board, within agreed terms of reference, on the Company's framework of executive remuneration and its cost. The committee is also responsible for the implementation of remuneration policy and determining specific remuneration packages for each of the executive directors. To assist in reaching its decisions, the committee has access to survey and other information and advice provided by external consultants and by the Group's director of human resources.

Framework and policy on executive directors' remuneration

The remuneration policy is designed to reward executive directors and senior employees within the Group competitively, taking into account the Company's performance, the markets in which the Group operates, and pay and conditions elsewhere in the Group. The policies have previously been approved by shareholders and there are no proposals for change. No director votes on any matter relating to himself or herself.

In constructing the remuneration packages, the emphasis is on linking reward to both short-term and long-term performance objectives and accordingly a significant proportion of the remuneration package is performance-related against demanding targets. In agreeing the level of base salaries and the annual performance bonus scheme, the committee takes into consideration the total remuneration available to executives and retains a discretion to vary individual elements of the remuneration package.

Components of remuneration

The components of remuneration for each executive director include a base salary, an annual performance bonus and an annual grant of options and allocation of shares made under the Executive Share Option Scheme and the Long Term Incentive Scheme which are both subject to performance conditions. In common with other senior management, executive directors are entitled to a range of other employment benefits and are eligible on the same basis as other employees to participate in the Company's all-employee share schemes.

Directors' emoluments, pension benefits and interests in shares

As at 31 December	Total emoluments excluding pension 2001(i),(ii) £000	Total emoluments excluding pension 2000(i),(iii) £000	Accrued annual pension 2001(iv) £ pa	Beneficial interests in ordinary shares 2001	Restructured executive share options 2001(v)	Sharesave options 2001	Executive share options 2001(vi)	Total allocations under the Long Term Incentive Scheme 2001(vii)
Executive directors								
Mike Alexander	506	407	160,400	27,849	86,145	22,402	308,269	1,129,858
Phillip Bentley	536	42	9,500	50,000	–	5,071	308,269	317,069
Mark Clare	553	450	61,900	24,539	177,845	37,176	329,098	1,187,130
Roy Gardner	847	731	140,000	166,569	1,336,446	37,176	508,227	2,012,367
Roger Wood	559	421	73,200	55,197	–	37,176	308,269	1,208,491
	3,001	2,051						
Non-executive directors								
Roger Carr(viii)	30	–	–	4,700	–	–	–	–
Sir Sydney Lipworth(ix)	45	28	–	31,000	–	–	–	–
Francis Mackay	30	28	–	9,000	–	–	–	–
Patricia Mann	30	28	–	2,142	–	–	–	–
Sir Michael Perry	180	169	–	15,900	–	–	–	–
Sir Brian Shaw(x)	50	48	–	1,000	–	–	–	–
	365	301						
Total emoluments	3,366	2,352						

(i) The total emoluments figures above for executive directors include base salary, annual performance bonus and all assessable tax benefits arising from employment by the Company which relate in the main to the provision of a company car.

(ii) *In addition to the emoluments figure shown above,* Phillip Bentley also received a payment of £250,000 in 2001 in respect of the first tranche of compensation for loss of entitlement under his previous employer's performance bonus and share option schemes.

(iii) In addition to the emoluments shown above, £4,000 was also paid to a former non-executive director who served during 2000.

(iv) Accrued pension is that which would be paid annually on retirement at age 65 based on eligible service to 31 December 2001.

(v) Options granted under the British Gas plc Executive Share Option Scheme prior to February 1997 were cancelled and replaced by non-Inland Revenue approved options over Centrica plc shares to an equivalent value at the time of demerger. Options are no longer granted under this scheme.

(vi) Options granted under the Centrica Executive Share Option Scheme on 31 May 2001.

(vii) *Total allocations held under the Centrica Long Term Incentive Scheme shown* above include both allocations of shares that are subject to performance conditions and allocations of shares that have reached the conclusion of the performance period but are subject to a two-year retention period.

(viii) Roger Carr was appointed to the board on 1 January 2001.

(ix) The emoluments figure above for 2001 for Sir Sydney Lipworth includes fees of £15,000 in respect of services as a non-executive director of Goldfish Bank Limited.

(x) The emoluments figures above for Sir Brian Shaw include fees of £20,000 per annum in respect of consultancy services to the AA Motoring Policy Unit.

There have been no changes in the interests of the directors in the share capital of the Company between 1 January 2002 and 28 February 2002.

Board of directors


1
2
3
4
5
6
7
8
9
10
11

1 Sir Michael Perry GBE
Chairman (68) A.N.R.
Sir Michael Perry became chairman of Centrica plc in 1997. He was a non-executive director of British Gas plc from June 1994 until demerger. He is a member of the supervisory board of Royal Ahold and was until December 2001 the non-executive chairman of Dunlop Slazenger Group Ltd.

2 Mike Alexander
Chief operating officer (54) C.E.
Mike Alexander joined British Gas plc in 1991, becoming director CIS and Eastern Europe (E&P) in 1992 and managing director of Public Gas Supply in 1994. He was managing director of British Gas Trading from 1997 until the end of 2001. On 1 January 2002, he was appointed chief operating officer. He is also a non-executive director of Associated British Foods plc.

3 Phillip Bentley
Group finance director (43) E.
Phillip Bentley joined Centrica plc in 2000 from Diageo plc, where he was the finance director of Guinness-UDV. Prior to that, he was group treasurer and director of risk management of Diageo plc from 1997, and group treasurer of Grand Metropolitan plc from 1995. He was previously at BP, where he spent 15 years in senior finance roles.

4 Roger Carr
Non-executive director (55) A.R.
Roger Carr was appointed to the board in 2001. He is chairman of Chubb plc, the senior non-executive director of Six Continents PLC and a non-executive director of Cadbury Schweppes plc. He was previously chief executive of Williams plc and chairman of Thames Water. He is a member of the Industrial Development Advisory Board and the CBI council.

5 Mark Clare
Deputy chief executive and Managing director, British Gas (44) C.E.
Mark Clare joined British Gas plc in 1994 as group financial controller, and was appointed finance director, Centrica plc, in 1997. In 2000, he was appointed deputy chief executive, and from 1 January 2002, managing director of British Gas. He is a non-executive director of BAA plc and The Energy Saving Trust Ltd.

6 Roy Gardner
Chief executive (56) E.N.
Roy Gardner was appointed finance director of British Gas plc in 1994. From 1995, he had responsibility for the business units which subsequently formed Centrica plc. Prior to joining British Gas plc, he was managing director of GEC-Marconi Limited and a director of GEC plc. He is non-executive chairman of Manchester United plc (from 31 March 2002), president of Carers UK and chairman of the Employers' Forum on Disability.

7 Sir Sydney Lipworth
Non-executive director (70) A.C.R.
Sir Sydney Lipworth was appointed to the board in 1999. He is a trustee of the International Accounting Standards Committee Foundation and a non-executive director of Carlton Communications Plc. He was previously chairman of AstraZeneca plc, deputy chairman of National Westminster Bank Plc, chairman of the Monopolies and Mergers Commission and deputy chairman of Allied Dunbar Assurance.

8 Francis Mackay
Non-executive director (57) A.R.
Francis Mackay is executive chairman of Compass Group plc and non-executive chairman of Kingfisher plc.
Francis Mackay resigned from the board on 31 December 2001.

9 Patricia Mann OBE
Senior non-executive director (64) A.AA.C.N.R.
Patricia Mann was a non-executive director of British Gas plc from 1995 until demerger. She was vice president international of J Walter Thompson Co Ltd and remains a director of JWT Trustees Ltd. She is on the board of the UK Centre for Economic and Environmental Development and is a former director of the Woolwich Building Society and Yale and Valor plc.

10 Sir Brian Shaw
Non-executive director (68) A.AA.R.
Sir Brian Shaw joined the board in 1999 following the acquisition of the Automobile Association, of which he was non-executive chairman. He is a former chairman of Furness Withy, ANZ Grindlays Bank and the Port of London Authority. Sir Brian is an elder brother of Trinity House and a bencher of Gray's Inn.

11 Roger Wood
Managing director, the AA (59) AA.C.E.
Roger Wood joined British Gas plc in 1996 and was managing director of British Gas Services from 1997 until September 1999. He was then managing director home & road services until the end of 2001. On 1 January 2002, he was appointed managing director of the AA. Previously he was director general of Matra Marconi Space NV, group vice president of Northern Telecom Ltd and a UK director at ICL.

Key to membership of committees

A Audit committee
AA AA motoring policy committee
C Customer service committee
E Executive committee
N Nominations committee
R Remuneration committee

Information for shareholders

Financial calendar

Ex-dividend date for 2001 final dividend	1 May 2002
Record date for 2001 final dividend	3 May 2002
Annual general meeting, Queen Elizabeth II Conference Centre, London SW1	13 May 2002
Final dividend payment date	19 June 2002
2002 interim results announced	5 September 2002
Interim dividend payment date	end-November 2002

Centrica shareholder helpline

Centrica's shareholder register is maintained on our behalf by Lloyds TSB Registrars who are responsible for making dividend payments and updating the register, including details of changes to shareholders' addresses and purchases or sales of Centrica shares. If you have a question about your shareholding in Centrica, you should contact:

Centrica shareholder helpline: 0870 600 3985
Text phone: 0870 600 3950
Write to: Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA

Duplicate shareholder accounts

Shareholders who receive more than one copy of Centrica communications may have shares registered inadvertently in at least two accounts. This happens when the registration details of separate transactions differ slightly. If you wish to coordinate these accounts, call the Centrica shareholder helpline to request an account combination form. The form is also available from our website (see below).

Direct dividend payments

Centrica normally declares two dividends each year – see Financial calendar above. We offer you the opportunity to pay dividends automatically into your bank or building society account. This service gives shareholders a number of benefits:

- there is no chance of the dividend cheque going missing in the post; and
- the dividend payment is received quicker as the cash is paid into your account on the payment date without the need to wait for the cheque to clear.

Arranging your dividend payment in this way also helps Centrica improve its efficiency by reducing postage and cheque clearance costs. If you wish to register for this service, call the Centrica shareholder helpline to request a direct dividend payment form. The form is also available from our website (see below).

The Centrica website

The Centrica website at www.centrica.com provides news and details of the Company's activities, plus information on the share price and links to our brand sites.

The investor information section of the website contains up-to-date information for shareholders including the Company's latest results and key dates such as dividend payment dates. It also holds historical details such as past dividend payment dates and amounts, and a comprehensive share price information section. Visit www.centrica.com/investors

Electronic communications

Shareholders who prefer to receive communications from Centrica electronically are encouraged to register their e-mail address via our investors website (see above).

The Company's annual report is available on the Centrica website and, by registering, shareholders will receive an electronic notification when the Company's annual reports and notices of general meeting become available. Shareholders are also able to complete and return voting papers for the Company's annual general meeting electronically.

Registration is free and easy to complete. All that is required for registration is the shareholder reference number which is shown on your tax vouchers and share certificates.

Once you are registered, you may also look up a range of information including the number of Centrica shares you hold, the registered name and address details and information held for dividend payment instructions.

Share price information

The Centrica share price, and historical details, may be viewed on our website (see opposite). Shareholders can find share prices listed in most national newspapers. Ceefax and teletext pages also display share prices that are updated regularly throughout the trading day. For an accurate buying or selling price, you should contact a stockbroker or High Street bank.

To confirm the number of Centrica shares you hold, call the Centrica shareholder helpline.

Useful historical information

Demerger

Centrica plc traded on the London Stock Exchange for the first time on 17 February 1997, the date of demerger from British Gas plc. Shares were acquired in Centrica plc on the basis of one Centrica share for every British Gas plc share held at demerger. Shares in Centrica plc, acquired on demerger, are treated as having a base cost for Capital Gains Tax purposes (calculated in accordance with taxation legislation) of 64.25 pence each.

Share capital consolidation

On 10 May 1999, the ordinary share capital of Centrica plc was consolidated on the basis of nine new ordinary shares of $5\frac{5}{9}$ pence for every ten ordinary shares of 5 pence held on 7 May 1999. The consolidation was linked to the payment of a special dividend of 12 pence per ordinary share on 23 June 1999.

Reports in alternative formats

As part of our commitment to shareholders with disabilities, we are happy to send, on request, literature in the following formats:

- large print;
- Braille; and
- audio tape.

Shareholders who wish to receive all future shareholder communications in one of these alternative formats should register their name, address, shareholder reference number and preferred format with Lloyds TSB Registrars. The annual report is also available on a text only version of our website.

Shareholder product information line

Shareholders wishing to find out more about any of our products and services should contact:

Centrica shareholder product and services information line 0845 600 1900. This information line is open Monday to Friday 8am – 8pm and Saturday 8am – 6pm.

Shareholder benefits

We have recently introduced a series of offers on selected products and services. If you would like to receive information about these items, and have not previously registered, please call the Centrica shareholder helpline or visit the shareholder benefits page of our website (see opposite).

Centrica plc
Company registered in England No 3033654
Registered office: Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD
Telephone: 01753 494000 Fax: 01753 494001
www.centrica.com

Designed by Addison
Main photography by Marcus Lyon at The Glassworks
Printed on paper and board manufactured in the UK from 75% de-inked post-consumer waste.

  

Centrica plc
Company registered in England No. 3033654
Registered office: Millstream, Maidenhead Road, Windsor, Berkshire SL4 5GD
www.centrica.com

centrica

taking care of the essentials

centrica

82-4578

Annual General Meeting of Centrica plc

Queen Elizabeth II Conference Centre
London SW1

Monday 13 May 2002, 11 a.m.

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
If you are in any doubt as to the action you should take, you should consult your professional adviser immediately.

NOTICE is hereby given that the sixth Annual General Meeting of Centrica plc (the 'Company') will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE, on 13 May 2002 at 11a.m. for the transaction of the following business:

To consider and if thought fit pass resolutions 1 to 7 and 11 as ordinary resolutions and resolutions 8 to 10 as special resolutions.

Report and accounts

1. To receive the accounts and reports of the directors and the auditors for the year ended 31 December 2001.

Remuneration report

2. To receive the remuneration report for the year ended 31 December 2001.

Note: The Combined Code on Corporate Governance asks boards to consider each year whether circumstances are such that the Annual General Meeting should be invited to approve the remuneration policy set out in the annual report. In accordance with growing practice, your Directors consider that although there have been no changes to the Directors' remuneration policy it is none the less appropriate to put the remuneration report to shareholders as a separate item of business at the Annual General Meeting. If in the future it is considered appropriate to make changes to the Directors' remuneration policy, shareholders will be consulted in the normal way.

Dividend

3. That a final dividend of 1.9 pence per ordinary share be declared payable to those shareholders on the register of members at the close of business on 3 May 2002.

Note: Subject to approval, a final dividend of 1.9 pence per ordinary share will be paid on 19 June 2002.

Directors

Note: The Company's Articles of Association require directors to retire by rotation every three years.

4. That Mike Alexander be re-elected as a Director of the Company.

Mike Alexander (54) joined British Gas plc in 1991, becoming director CIS and Eastern Europe (E&P) in 1992 and managing director of Public Gas Supply in 1994. He was managing director of British Gas Trading from 1997 until becoming Centrica's chief operating officer in January 2002. He is also a non-executive director of Associated British Foods plc. Mike Alexander has a service contract with the Company with a 12-month notice period and is a member of the Executive and Customer Service Committees.

5. That Patricia Mann be re-elected as a Director of the Company.

Patricia Mann OBE (64) was a non-executive director of British Gas plc from December 1995 until demerger. She was vice president international of J Walter Thompson Co Ltd and remains a director of JWT Trustees Ltd. She is on the board of the UK Centre for Economic and Environmental Development and is a former director of the Woolwich Building Society and Yale and Valor plc. As a non-executive director Patricia Mann does not have a service contract with the Company. She is the senior non-executive director, chairman of the Remuneration Committee and a member of the Audit, Nominations, Customer Service and AA Motoring Policy Committees.

6. That Roger Wood be re-elected as a Director of the Company.

Roger Wood (59) joined British Gas plc in April 1996 and was managing director of British Gas Services from 1997 until September 1999. He was then managing director home & road services from 1999 until the end of 2001. On 1 January 2002, he was appointed managing director of the AA. Previously he was director general of Matra Marconi Space NV, group vice president of Northern Telecom Limited and a UK director at ICL. Roger Wood has a service contract with the Company with a 12-month notice period and is a member of the Executive, Customer Service and AA Motoring Policy Committees.

Electronic Communication Service

Did you know that you can now receive shareholder communications from Centrica electronically?

By registering for the service you can in future:

- view our new annual report on the day it is published;
- cast your AGM proxy vote electronically;
- receive important shareholder communications, such as this circular, by email;
- access details of your individual shareholding quickly and securely online.

To register, simply visit the investors section of the Centrica website **www.centrica.com/investors** and click on the link *Sign up for electronic shareholder communications*. You will be able to view more information about the service and see how easy it is to sign up.

There are no particular software requirements to view the documents, other than those described and available on the Company's website. The electronic communication facility is available to all shareholders and those who use it will not be disadvantaged.

Shareholders may, of course, continue to receive all communications from the Company by post and should they wish to do so, they should take no further action.

Reports in alternative formats
Copies of this Notice are available, if required, in alternative formats: large print; Braille; and audio tape. Shareholders should contact the Centrica shareholder helpline for details on 0870 600 3985.

middle market quotations for an ordinary share in the Company as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and
(d) this authority shall expire at the conclusion of the 2003 Annual General Meeting of the Company or on 12 August 2003, whichever is the earlier (except in relation to a purchase of such shares the contract for which was concluded before such time and which will or may be executed wholly or partly after such time).

Note: *In certain circumstances it may be advantageous for the Company to purchase its own shares. The Directors intend to exercise this power only if and when, in light of market conditions prevailing at the time, they believe that the effect of such purchases will be to increase earnings per share and is in the best interests of shareholders generally. Other investment opportunities, appropriate gearing levels and the overall position of the Company will be taken into account before deciding upon this course of action. Any shares purchased in this way will be cancelled and the number of shares in issue will be accordingly reduced.*

This resolution specifies the maximum number of shares that may be acquired (10 per cent of the Company's issued ordinary share capital as at 13 March 2002) and the maximum and minimum prices at which they may be bought. The total number of options to subscribe for ordinary shares that were outstanding as at 13 March 2002 was 78,513,893 representing approximately 1.9 per cent of the issued share capital of the Company at that date (approximately 2.1 per cent if the authority to purchase shares under this resolution is used in full).

Political donations
11. That the Company be authorised to make donations to European Union (EU) political organisations and to incur EU political expenditure, not exceeding £250,000 in total during the period beginning 13 May 2002, the date of the 2002 Annual General Meeting of the Company, and expiring on 12 May 2003 or the date of the next Annual General Meeting of the Company, whichever is the later.

For the purposes of this resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings ascribed thereto in section 347A of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

Note: *The Political Parties, Elections and Referendums Act 2000 extended the definition of political donations to include activities which form part of normal relationships between companies and the political machinery, even though these activities are not designed to support a particular party or influence support for any party.*

The Company has an express stated policy that it does not make donations to political parties in the UK, other EU states or elsewhere. This policy is strictly adhered to and there is no intention to change it. This authorisation will however ensure that the Company does not commit any technical breach of this new legislation that could arise from the uncertainty generated by the wide definitions contained in it.

The Directors confirm that in their opinion the resolutions numbered 1 to 11 contained in this Notice of Meeting are in the best interests of the shareholders as a whole, and unanimously recommend shareholders to vote in favour thereof as they intend to do in respect of their own beneficial shareholdings.

Registered Office:
Millstream
Maidenhead Road
Windsor
Berkshire
SL4 5GD

By order of the Board

G Dawson

Grant Dawson
Company secretary

Dated 13 March 2002
Registered in England
No. 3033654

A proxy form is enclosed with this Notice and instructions for its completion and return by post, or via the www.sharevote.co.uk website, are shown on the form.

Auditors
7. That PricewaterhouseCoopers be reappointed as auditors of the Company to hold office until the conclusion of the next General Meeting at which accounts are laid before the Company and to authorise the Directors to determine their remuneration.

Note: *The Company is required to appoint auditors at each General Meeting at which accounts are laid before the Company, to hold office until the conclusion of the next such meeting. PricewaterhouseCoopers have expressed their willingness to be reappointed.*

Authority to allot shares
8. That the authority conferred on the Directors to allot shares by Article 13.3 of the Company's Articles of Association be renewed for the period ending on the date of the 2003 Annual General Meeting or on 12 August 2003, whichever is the earlier, and the maximum amount of relevant securities which the Directors may allot during this period shall be £40,454,579.

Note: *Under Section 80 the Companies Act 1985, the Directors of the Company may only allot unissued shares if authorised to do so. The Articles of Association give a general authority to the Directors to allot unissued shares, but that authority is subject to renewal by the shareholders each year. This resolution proposes that the Directors' authority be renewed giving the power to allot new shares up to a nominal value of £40,454,579 (the unissued share capital) which is equal to approximately 17.25 per cent of the issued ordinary share capital of the Company as at 13 March 2002. This authority, if renewed, will terminate at the conclusion of the 2003 Annual General Meeting or on 12 August 2003, whichever is the earlier. The Directors have no present intention of issuing any shares other than pursuant to rights under employee share schemes.*

Authority to disapply pre-emption rights
9. That, subject to the passing of Resolution 8 set out in this Notice of Annual General Meeting, the power conferred on the Directors by Article 13.5 of the Company's Articles of Association be renewed for the period ending on the date of the 2003 Annual General Meeting or on 12 August 2003, whichever is the earlier, and for such period the maximum amount of equity securities which the Directors may so allot (other than in connection with a rights issue as defined in Article 13.7) under that power shall be £11,727,271.

Note: *Under Section 89(1) of the Companies Act 1985, if the Directors wish to allot any of the unissued shares for cash (other than in connection with an employee share scheme) they must in the first instance offer them to existing shareholders in proportion to their holdings (a pre-emption offer). There may be occasions, however, when the Directors will need the flexibility to finance business opportunities by the issue of ordinary shares without a pre-emption offer to existing shareholders.*

The Articles of Association give a general authority to the Board to disapply this pre-emption requirement for allotments of shares for cash up to a specific amount or up to any amount pursuant to a rights issue as defined in Article 13.7 of the Company's Articles of Association. This general authority is subject to annual renewal by shareholders.

Subject to the passing of Resolution 8, this Resolution proposes that this authority be renewed, limited to the issue of new shares up to a nominal value of £11,727,270 other than in connection with a rights issue, representing five per cent of the issued ordinary share capital as at 13 March 2002.

The Institutional Investment Committee guideline is that not more than 7.5 per cent of a Company's issued share capital should be allotted for cash on a non-pre-emptive basis during any three-year period. As a result of the placing by the Company on 21 February 2002, the Company may only issue shares with a nominal value of £5,605,174 in the current financial year without Institutional Investment Committee approval.

This authority, if renewed, will terminate at the conclusion of the 2003 Annual General Meeting or on 12 August 2003, whichever is the earlier.

Authority to purchase own shares
10. That pursuant to Article 10 of the Company's Articles of Association, the Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of $5^5/_9$ pence each in the Company ('ordinary shares') provided that:

(a) the maximum number of ordinary shares hereby authorised to be acquired is 422,181,756;
(b) the minimum price which may be paid for each such ordinary share is $5^5/_9$ pence;
(c) the maximum price which may be paid for each such ordinary share is an amount equal to 105 per cent of the average of the

Important notes

The following notes explain your general rights as a shareholder and your right to attend and vote at this meeting or to appoint someone else to vote on your behalf.

1. A shareholder entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend, and on a poll, vote instead of him or her. A proxy need not be a shareholder. Appointing a proxy will not prevent a shareholder from attending in person and voting at the meeting.

2. You may register your proxy appointment or voting directions electronically by contacting the www.sharevote.co.uk website, where full details of the procedure are given (see note 3 for deadlines). If you return paper and electronic proxy instructions, those received last by the Registrar before the latest time for receipt of proxies will take precedence. You are advised to read the website terms and conditions of use carefully. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged.

3. The appointment of a proxy, and the original or duly certified copy of the power of attorney or other authority (if any) under which it is signed or authenticated, should be deposited with the Company's registrar at the address shown on the proxy form, or received via the sharevote website, not later than 11 a.m. on 11 May 2002.

4. The following documents, which are available for inspection during normal business hours at the registered office of the Company on any business day, will also be available for inspection at the QEII Centre from 10 a.m. on the day of the meeting until the conclusion of the meeting:

   (i) copies of service contracts between the directors and the Company;
   (ii) the register of interests of directors in shares in the Company;
   (iii) a copy of the Company's Articles of Association.

5. In accordance with regulation 41 of the Uncertified Securities Regulations 2001, only those shareholders listed in the register of members of the Company as at 6 p.m. on 11 May 2002 shall be entitled to attend or vote at the annual general meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

6. A summary of the business transacted at the annual general meeting will be available, following the meeting, on written request to the Company secretary at the Company's registered office.

Directions to the annual general meeting



St. James's Park
QUEEN ELIZABETH II CONFERENCE CENTRE
Horse Guards Road
Parliament Street
Victoria Embankment
Westminster
Great George Street
Westminster Bridge
Birdcage Walk
Parliament Square
Queen Anne's Gate
Old Queen Street
Parker St.
Carteret Street
Dartmouth Street
Matthew
Storey's Gate
St. Margaret's
St. Margaret's Street
Broad Sanctuary
Broadway
Tothill Street
MAIN ENTRANCE
St. James's Park
Great Smith Street
Dean's Yard
To Victoria Station
Victoria Street

The doors to the meeting will open at 10 a.m. and you may wish to arrive by 10.30 a.m. to enable you to take your seat in good time.

Arrangements have been made to help shareholders with disabilities. There will be an induction loop facility for people with hearing difficulties, together with sign language interpretation. Anyone accompanying a shareholder who is in a wheelchair or otherwise in need of assistance will be admitted to the meeting.